AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 28, 1998.

                                                REGISTRATION NO. 333-62235
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-1
                         REGISTRATION STATEMENT UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------
                           CORNERSTONE BRANDS, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ----------------
         DELAWARE                    5961                    01-0520036
     (STATE OR OTHER     (PRIMARY STANDARD INDUSTRIAL     (I.R.S. EMPLOYER
     JURISDICTION OF      CLASSIFICATION CODE NUMBER)  IDENTIFICATION NUMBER)
     INCORPORATION OR
      ORGANIZATION)

                               ----------------
                        415 CONGRESS STREET, SUITE 600
                             PORTLAND, MAINE 04101
                                (207) 780-6585
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------
                                WILLIAM T. END
                            CHIEF EXECUTIVE OFFICER
                           CORNERSTONE BRANDS, INC.
                        415 CONGRESS STREET, SUITE 600
                             PORTLAND, MAINE 04101
                                (207) 780-6585
               (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE
              NUMBER, INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                               ----------------
                                  COPIES TO:

         MARK G. BORDEN, ESQ.                  KEITH F. HIGGINS, ESQ.
       PATRICK J. RONDEAU, ESQ.                     ROPES & GRAY
           HALE AND DORR LLP                   ONE INTERNATIONAL PLACE
            60 STATE STREET                  BOSTON, MASSACHUSETTS 02110
      BOSTON, MASSACHUSETTS 02109             TELEPHONE: (617) 951-7000
       TELEPHONE: (617) 526-6000              TELECOPY: (617) 951-7050
       TELECOPY: (617) 526-5000

                               ----------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date hereof.
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               SUBJECT TO COMPLETION, DATED OCTOBER 28, 1998

                                      SHARES

                            CORNERSTONE BRANDS, INC.


                                  COMMON STOCK

  Of the    shares of Common Stock offered hereby,    shares are being sold by
Cornerstone Brands, Inc. ("Cornerstone" or the "Company") and    shares are
being sold by certain stockholders of the Company (the "Selling Stockholders"). The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. See "Principal and Selling Stockholders."

  Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering
price will be between $    and $    per share. See "Underwriting" for a
discussion of factors to be considered in determining the initial public offering price. The Common Stock has been approved for listing on the New York Stock Exchange (the "NYSE") under the symbol "CSB". At the request of the
Company, the Underwriters have reserved up to     shares of the Common Stock
offered hereby for sale to certain employees of the Company and certain other persons, at the initial public offering price.

  SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                                  -----------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE  COMMISSION   OR  ANY  STATE  SECURITIES  COMMISSION  NOR   HAS  THE
  SECURITIES  AND  EXCHANGE COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION
   PASSED  UPON   THE  ACCURACY   OR  ADEQUACY   OF  THIS   PROSPECTUS.  ANY
    REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                 Proceeds to
                     Price to     Underwriting   Proceeds to       Selling
                      Public      Discount(1)     Company(2)   Stockholders(2)
------------------------------------------------------------------------------
Per Share.......      $              $              $              $
Total(3)........   $               $             $                $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.

(2) Before deducting estimated expenses of $    payable by the Company.

(3) The Company and certain Selling Stockholders have granted to the
    Underwriters a 30-day option to purchase up to    additional shares of
    Common Stock solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the Price to Public, Underwriting Discount, Proceeds to Company and Proceeds to Selling Stockholders will total $ ,
    $  , $   and $  , respectively. See "Underwriting."

  The shares of Common Stock are offered by the several Underwriters named herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the certificates representing such shares will be made against payment therefor at
the office of NationsBanc Montgomery Securities LLC on or about   , 1998.

                                  -----------

NATIONSBANC MONTGOMERY SECURITIES LLC

                                      GOLDMAN, SACHS & CO.

                                                             MERRILL LYNCH & CO.

                                      , 1998

[The front cover of the Prospectus opens out in a "double-gatefold" arrangement. When opened fully, two pages of text and artwork adjoin the outside of the front cover to the right and face outward with the front cover and three pages of text and artwork face inward from the back sides of the outward-facing pages. On the outward-facing adjoining page immediately to the right of the outside front cover, the following text is located in a column down the left side:]

CORNERSTONE BRANDS

  Cornerstone was founded in 1995 to capitalize on the opportunity to build a family of direct marketing brands which serve discriminating and well-educated consumers in upscale households.

  The Cornerstone family currently consists of seven direct marketing companies that offer high-quality home, leisure and casual apparel products, primarily through catalogs. These companies are Ballard Designs, Frontgate, Garnet Hill, Smith+Noble, The Territory Ahead, TravelSmith Outfitters and Whispering Pines. Each Cornerstone company is distinguished by a strong brand image, a clearly focused merchandising concept, high-quality creative execution and exceptional customer service.

[A panel on the right side of the page contains a photograph of catalog covers from the seven companies that make up Cornerstone Brands, Inc. The following text is located at the bottom of the page:]

                               ----------------

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE STABILIZING TRANSACTIONS, THE PURCHASE OF COMMON STOCK TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               ----------------

  Certain trademarks and trade names referred to in this Prospectus are the property of Cornerstone or a Cornerstone company. See "Business--Trademarks."

[The following text is located on the outward-facing adjoining page two to the right of the outside front cover:]

A family of distinctive direct marketing brands
Cornerstone Brands

[The three inward-facing pages are divided into seven columnar panels, each highlighting one of the Cornerstone companies. At the top of the leftmost panel is a photograph of a Ballard Designs catalog cover. The following text is located below the photograph:]

    Ballard Designs

    Accents for the home and garden

  .Atlanta, Georgia

  .Founded 1982

  .Provides decorating ideas, furnishings and finishing touches

[At the bottom of the first panel are photographs of a clock with a moon face and of a dining table with chairs, both of which are products from the Ballard Designs catalog. At the top of the second panel from left is a photograph of a Frontgate catalog cover. The following text is located below the photograph:]

    Frontgate

    Accessories and furnishings to enhance the quality of life at home

  .Cincinnati, Ohio

  .Founded 1991

  .Focus on quality and service

[At the bottom of the second panel are photographs of an outdoor grill, of a decorative glass bird and of an outdoor dining table with chairs, all of which are products from the Frontgate catalog.]

[At the top of the third panel from left is a photograph of a Garnet Hill catalog cover. The following text is located below the photograph:]

    Garnet Hill

    A source of natural fiber bedding, home furnishings, clothing and accessories

  .Franconia, New Hampshire

  .Founded 1976

  .Customers appreciate fresh designs and consistently high quality products

[At the bottom of the third panel are photographs of a bed with linens and of a pile of linens, both of which are products from the Garnet Hill catalog. At the top of the fourth panel from left is a photograph of a Smith+Noble catalog cover. The following text is located below the photograph:]

    Smith+Noble

    Custom window treatments for customers who appreciate good design and value

  .Corona, California

  .Founded 1992

  .Provides design, selection and service at competitive prices

[At the bottom of the fourth panel are photographs of wooden blinds and of fabric draperies, both of which are products from the Smith+Noble catalog. At the top of the fifth panel from left is a photograph of a The Territory Ahead catalog cover. The following text is located below the photograph:]

    The Territory Ahead

    Clothing and accessories for serious adventures or casual weekends

  .Santa Barbara, California

  .Founded 1988

  .Inviting photographs and copy appeal to customers

[At the bottom of the fifth panel are photographs of a shirt and vest and of a jacket, all of which are products from the The Territory Ahead catalog.]

[At the top of the sixth panel from left is a photograph of a TravelSmith catalog cover. The following text is located below the photograph:]

    TravelSmith Outfitters

    Clothing and accessories for leisure and adventure travelers

  .Novato, California

  .Founded 1992

  .Special fabrics, features and gear make TravelSmith a fine travel resource

[At the bottom of the sixth panel are photographs of a women at the helm of a sailboat, of a shirt and of a camera, all of which are from the TravelSmith catalog. At the top of the seventh panel from left is a photograph of a Whispering Pines catalog cover. The following text is located below the photograph:]

    Whispering Pines

    Casual apparel, decorative accessories and home furnishings for life in the cabin

  .Fairfield, Connecticut

  .Founded 1993

  .Product offerings help customers achieve a comfortable, nostalgic feeling of family retreats

[At the bottom of the seventh panel are photographs of a woman in a sweater, of two throw pillows and of a lamp and coffee mugs, all of which are from the Whispering Pines catalog.]

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and Consolidated Financial Statements, including the Notes thereto, contained elsewhere in this Prospectus. Except as otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. The Company's fiscal year ends on the Saturday closest to January 31. Unless the context otherwise requires, any reference to the Company's financial and operating data in a given year refers to the fiscal year ended on the Saturday closest to January 31 of the following year (for example, references to net sales in 1997 refer to net sales in the fiscal year ended January 31, 1998).

                                  THE COMPANY

  Cornerstone is a family of seven direct marketing companies that offer high-quality home, leisure and casual apparel products, primarily through catalogs. Each Cornerstone company is distinguished by a strong brand image, a clearly focused merchandising concept, high-quality creative execution and exceptional customer service. The Cornerstone family of companies currently includes Ballard Designs, Frontgate, Garnet Hill, Smith+Noble, The Territory Ahead, TravelSmith and Whispering Pines. An important strategy of the Company is to feature "branded" products (i.e., sold under a Cornerstone company's brand name), many of which are designed by that company and not available in other catalogs. All of the Cornerstone companies target the same customer segment, comprised of affluent and well-educated consumers, generally age 35 to 54. Management believes Cornerstone's focus on providing distinctive, high-quality merchandise to the same target customer segment has contributed to the Company's strong sales and earnings growth and to the growth in its customer database. Cornerstone's highly experienced corporate management team and team of talented catalog entrepreneurs have a successful track record of operating and growing leading direct marketing companies. In 1997, the Company's net sales, net income and pro forma net income (adjusted to include tax provisions for non-taxed companies) were $216.3 million, $9.5 million and $7.4 million, respectively. In the six months ended August 1, 1998, the Company's net sales, net income and pro forma net income were $139.3 million, $5.7 million and $4.0 million, respectively.

  Cornerstone was founded in 1995 to capitalize on the opportunity to build a family of direct marketing companies targeting affluent and well-educated consumers and on the growing popularity of purchasing merchandise through direct channels such as catalog shopping and the Internet. Cornerstone has achieved significant scale through its seven acquisitions and internal growth by these companies. The Company has selectively pursued those strategic acquisitions that satisfy its focused acquisition criteria, which include: high-quality merchandise offerings in the home, leisure and casual apparel markets; an affluent target customer base; a strong brand identity; exceptional customer service; a talented and entrepreneurial management team; profitable operations, high average order value and high net sales per catalog mailed; a track record of growth; and substantial opportunity for future growth and improved profitability. As a result of both acquisitions and internal growth, Cornerstone's net sales increased 72% between the first six months of 1997 and the first six months of 1998.

  Cornerstone's operating model, which it believes is unique in the direct marketing industry, enables each Cornerstone company to retain the creativity, entrepreneurial spirit and responsiveness of a smaller company while also realizing the benefits and efficiencies offered by a larger enterprise. Cornerstone recognizes the importance of brand personality and vision in maintaining differentiated brand images and places great emphasis on the retention and preservation of the entrepreneurial spirit and management teams of the individual Cornerstone companies. Rather than totally integrating the acquired business into Cornerstone's existing operations, Cornerstone generally leaves the management and headquarters of the acquired company intact and allows the management team to retain responsibility for critical "front-end" business functions such as merchandising, creative presentation, marketing and catalog circulation, while assuming responsibility for certain "back-end" services, such as order fulfillment, certain customer service operations, customer database management and certain administrative functions, that can be more efficiently performed in a centralized manner.

  In recent years there has been a shift of retail market share from traditional retail sales to direct marketing sales, which include the sale of merchandise through catalogs, telemarketing, print media, radio and television advertising and the Internet. Cornerstone believes that the trend toward non-store retailing, and catalog shopping in particular, is being driven by a number of factors, including: the ease and convenience of shopping at home, which is particularly attractive to time-constrained families; increasing dissatisfaction with the level of customer service from many retailers; and increasing consumer confidence in and awareness of the quality of customer service and reliability offered by leading direct marketers. The Internet is also becoming an increasingly significant global medium for communication and commerce, and management believes that international markets represent a sizeable consumer base and growth opportunity for direct marketing sales.

COMPETITIVE STRENGTHS

  The Cornerstone family of brands includes direct marketing companies in the home, leisure and casual apparel markets. Cornerstone believes the competitive strengths listed below are critical to its success. For a more detailed description of these competitive strengths, see "Business--Competitive Strengths."

 . Unique Operating Model. Cornerstone's unique operating model allows the management teams of the individual Cornerstone companies to retain responsibility for critical front-end business functions and supports them with certain back-end services more efficiently performed in a centralized manner. This model enables each Cornerstone company to retain the creativity, entrepreneurial spirit and responsiveness of a smaller company while also realizing the benefits and efficiencies offered by a larger enterprise.

 . Well Known and Highly Regarded Brands. Each Cornerstone company emphasizes a strong brand image with the goal of establishing its brand as the authoritative source for its lifestyle products. Cornerstone believes that its branded product offerings and its strong brand identities enhance the performance of its catalogs, provide a competitive advantage by fostering loyalty and long-term customer relationships and will position Cornerstone to capitalize on other market opportunities such as the Internet, international markets and retail.

 . Distinctive, High-Quality Products. The Cornerstone companies offer attractive, high-quality merchandise designed to appeal to the Company's affluent target customers, at prices that provide them with significant value. The Cornerstone companies devote substantial resources to the development, design and sourcing of products that are consistent with and enhance the brand image of that company and are not readily available from other sources.

 . Focus on Attractive Demographic Market. All of the Cornerstone companies target their merchandise offerings primarily at affluent and well-educated consumers, generally age 35 to 54. Cornerstone believes that focusing on a single market segment enables it to understand and serve its customers better and enhances the benefits that can be derived from sharing customer databases and the results of various marketing initiatives among the Cornerstone companies.

 . Exceptional Customer Service. Each Cornerstone company maintains a customer-focused approach at all stages of its business which is aimed at building lifetime customer relationships. Cornerstone believes that offering truly exceptional customer service through high in-stock positions, same-day shipping, in-depth product knowledge and liberal return policies encourages repeat purchases and enhances the brand identity and reputation of the Cornerstone companies within their target customer market.

 . Synergies and Efficiencies Resulting from Combined Enterprise. Cornerstone's business structure is designed to enable each Cornerstone company to realize sales growth, performance benefits and cost savings from the combined enterprise. Cornerstone has been successful in improving the financial results of each Cornerstone company since the time it was acquired, and Cornerstone expects to realize further improvements as these initiatives continue.

GROWTH INITIATIVES

  Cornerstone's objective is to build the direct marketing industry's leading family of brands offering high-quality home, leisure and casual apparel products to affluent and well-educated consumers. Cornerstone's key growth initiatives are listed below. For a more detailed description of these growth initiatives, see "Business--Growth Initiatives."

 . Build Existing Catalogs. Cornerstone's primary growth strategy is to build aggressively the sales and productivity of its existing catalog titles. To accomplish this, Cornerstone is focusing on increasing the size of its customer database through initiatives such as increasing catalog circulation to prospective customers and developing proprietary mailing lists; and increasing the productivity of its customer database and mailings through initiatives such as increasing the number of editions mailed, expanding merchandise offerings, increasing page counts, reformatting the creative presentation and increasing the proportion of branded products.

 . Selectively Pursue Strategic Acquisitions. The Company intends to pursue strategic acquisitions within the direct marketing industry that meet its focused acquisition criteria. Cornerstone believes the experience gained from the acquisitions it has made to date and its strategy of allowing the management teams of the acquired companies to retain significant responsibility make Cornerstone an attractive partner for many target companies and facilitate the process of integrating acquired companies.

 . Develop New Titles. The Company may introduce new catalog titles to serve market niches that are not currently addressed effectively by the Company. Cornerstone believes that new titles could capitalize on the brand identity of a Cornerstone company, Cornerstone's operational infrastructure, the customer databases of the various Cornerstone companies and the experience accumulated by Cornerstone management in addressing its target market.

 . Develop Additional Growth Opportunities. Cornerstone believes that, due to its strong brand identities and its expertise in fulfillment, customer service and marketing, it is well positioned to capitalize on additional growth opportunities such as the Internet, international markets and retail.

  The competitive strengths and growth initiatives listed above are subject to a number of factors and risks that could impair the Company's competitive position and hinder its growth initiatives. For a discussion of such issues, please see "Risk Factors."

CORPORATE OVERVIEW

  The Cornerstone Brands Group, Inc. was organized as a Delaware corporation in June 1995. In August 1998, Cornerstone Brands, Inc. (the "Company") was organized as a Delaware corporation to serve as a holding company for The Cornerstone Brands Group, Inc. The Company's principal office is located at 415 Congress Street, Suite 600, Portland, Maine 04101, and its telephone number is
(207) 780-6585.

  References in this Prospectus to the "Cornerstone companies" mean the following subsidiaries of the Company: Ballard Designs, Inc., a Georgia corporation ("Ballard Designs"); Cinmar, Inc., an Ohio corporation, which operates the Frontgate catalog ("Frontgate"); Garnet Hill, Inc., a New Hampshire corporation ("Garnet Hill"); Smith & Noble LLC, a Delaware limited liability company ("Smith+Noble"); The Territory Ahead, Inc., a Delaware corporation ("The Territory Ahead"); TravelSmith Outfitters, Inc., a California corporation ("TravelSmith"); and Whispering Pines LLC, a Delaware limited liability company ("Whispering Pines"). The Company owns (directly or through a subsidiary) all of the outstanding capital stock of or membership interest in Ballard Designs, Frontgate, Garnet Hill, Smith+Noble and The Territory Ahead; owns approximately 60% of the outstanding capital stock of TravelSmith; and owns 80% of the membership interest in Whispering Pines. As described further in "Business," Cornerstone has control over the business strategy and significant corporate decisions for each of the Cornerstone companies other than TravelSmith. Cornerstone believes it exerts significant influence over the business strategy and significant corporate decisions for TravelSmith, but this control is limited by certain contractual provisions. See "Certain Transactions--Contractual Arrangements with Other Equityholders of Cornerstone Companies--TravelSmith."

  The Company is a holding company without independent operations, although certain subsidiaries of the Company (other than the seven Cornerstone companies) support the front-end business functions of the Cornerstone companies by providing certain back-end services, as described elsewhere in this Prospectus. References in this Prospectus to "the Company" or "Cornerstone" include, except where the context otherwise requires, Cornerstone Brands, Inc. and its subsidiaries.

                                  THE OFFERING

Common Stock offered by: The
 Company..........................   shares
The Selling Stockholders..........   shares
Common Stock to be outstanding
 after the offering...............   shares(1)
Use of proceeds................... To repay bank debt, and for working capital and other general corporate purposes,
                                   including possible acquisitions. See "Use
                                   of Proceeds."
NYSE symbol....................... CSB

--------

(1) Based on the number of shares of Common Stock outstanding on September 26, 1998. Excludes an aggregate of (i) 1,511,815 shares of Common Stock issuable pursuant to options outstanding as of September 26, 1998 at a weighted average exercise price of $4.35 per share and (ii) 31,000 shares of Common Stock issuable upon the exercise of warrants outstanding as of September 26, 1998 at an exercise price of $.01 per share.

                          SUMMARY FINANCIAL DATA

               (AMOUNTS IN THOUSANDS, EXCEPT OPERATING DATA)

                                                                       SIX MONTHS
                                      YEAR ENDED                         ENDED
                         ------------------------------------- --------------------------
                                                     JAN. 31,           AUG. 2,
                         JAN. 27,  JAN. 25, JAN. 31, 1998 (PRO AUG. 2, 1997 (PRO AUG. 1,
                         1996(1)     1997     1998   FORMA)(2)  1997   FORMA)(2)   1998
                         --------  -------- -------- --------- ------- --------- --------
STATEMENT OF OPERATIONS
 DATA:
Net sales............... $82,412   $106,100 $216,335 $240,129  $80,807 $104,601  $139,269
Gross profit............  38,721     51,350  104,084  115,472   38,398   49,785    68,253
General and
 administrative.........   5,664      6,911   13,450   15,695    4,992    7,238     9,168
Restructuring charge....     --         --       943      943      --       --      2,838
Operating income........     489      6,296   10,733    9,985    5,551    4,802     3,724
Equity in net income
 (loss) of affiliate....     (20)       392    1,809    1,809      995      995     2,208
Net income..............     167      6,070    9,506    9,024    4,983    4,500     5,653
Pro forma net
 income(3)..............     111      4,600    7,381    6,899    3,854    3,371     4,007

                                                               AUG. 1, 1998
                                                           ---------------------
                                                             PRO    PRO FORMA AS
                                                           FORMA(4) ADJUSTED (5)
                                                           -------- ------------
BALANCE SHEET DATA:
Cash and cash equivalents................................. $  2,014     $
Working capital...........................................    1,188
Total assets..............................................  149,314
Long-term debt (net of current maturities)................      313
Stockholders' equity......................................   90,754

                                                     YEAR ENDED
                                        ---------------------------------------
                                                            JAN. 25,  JAN. 31,
                                        JAN. 25,  JAN. 31,  1997 (PRO 1998 (PRO
                                          1997      1998     FORMA)    FORMA)
                                        --------  --------  --------- ---------
OPERATING DATA(6):
Net sales growth.......................      75%      104%        26%       34%
Total catalogs circulated (000s).......  41,939    77,144     65,038    84,853
12-month buyers (000s) (7).............     512     1,033        884     1,128
Average order value.................... $   160   $   170    $   158   $   169

--------

(1) The statement of operations data for the year ended January 27, 1996 combine the Company's consolidated financial statements for the year ended January 27, 1996 with those of Frontgate and Cornerstone Holdings Group, Inc., a predecessor entity ("Cornerstone I"), for periods prior to their acquisition by the Company. Frontgate and Cornerstone I are considered predecessors of the Company for purposes of this presentation, but their results are not included in the Company's results of operations for the purpose of reporting under generally accepted accounting principles. Accordingly, the statement of operations data for the year ended January 27, 1996 differ from the audited consolidated financial statements of the Company for the same period included elsewhere in this Prospectus.

(2) Gives effect to the acquisitions of The Territory Ahead, Garnet Hill and Whispering Pines as if they had occurred on January 26, 1997. In addition to combining historical results of operations, the unaudited pro forma amounts shown include adjustments for the estimated effect of amortization associated with the acquisitions of these companies. The unaudited pro forma amounts shown are not indicative of the results of operations that would have been achieved if such acquisitions had occurred at the beginning of 1997. See Note 2 of Notes to Consolidated Financial Statements. The Territory Ahead and Garnet Hill have historically been more profitable in the second half of the year, so the inclusion of first-half operating results of such companies in these pro forma operating results has a negative impact on the Company's net income for the periods shown.

(3) Pro forma net income has been computed by adjusting net income, as reported, to record an income tax provision (or benefit) for Ballard Designs and Smith+Noble, which were not subject to income tax at the entity level prior to their acquisitions by the Company. See Note 3 of Notes to Consolidated Financial Statements.

(4) Reflects conversion of all outstanding shares of Convertible Preferred Stock into an aggregate of 14,148,786 shares of Common Stock as if it had occurred on August 1, 1998. Such conversions occurred in August and September 1998. See Notes 6 and 7 of Notes to Consolidated Financial Statements.

(5) Adjusted to give effect to the sale by the Company of   shares of Common
    Stock at an assumed initial public offering price of $   per share, after
    deducting the estimated underwriting discount and offering expenses payable by the Company. See "Use of Proceeds" and "Capitalization."

(6) Pro forma operating data include data for The Territory Ahead, Garnet Hill and Whispering Pines for all of the periods presented (including periods prior to their acquisition by Cornerstone). Operating data do not include data for TravelSmith, as TravelSmith financial results are not consolidated with those of the Company.

(7) Represents the combined number of buyers who have purchased from the Cornerstone companies in the preceding 12 months or since date of acquisition, whichever is less, without deductions for persons who have purchased from more than one Cornerstone company. Accordingly, the numbers of individual names in the Cornerstone database are less than the numbers indicated.

                                 RISK FACTORS

  Before purchasing the shares of Common Stock offered hereby, a prospective investor should consider the specific factors set forth below as well as the other information set forth elsewhere in this Prospectus.

LIMITED OPERATING HISTORY

  The Company was incorporated in June 1995 and has a limited operating history. Although many of the Cornerstone companies operated before 1995, they have operated under the ownership of Cornerstone for much shorter periods of time. In light of the Company's limited operating history, the significant number of acquisitions Cornerstone has completed within the last 18 months, and Cornerstone's strategy of continuing to pursue strategic acquisitions, the Company's historical operating results are not an indicator of future operating performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RISKS ASSOCIATED WITH NEW OPERATIONS CENTER

  The Company is building a new operations center outside of Cincinnati, Ohio, which has been designed to handle the fulfillment functions of all of the Cornerstone companies, and certain other customer-related operations. Cornerstone's current estimate of the total cost of the operations center, including land, construction and equipment, is between $60 and $65 million. Although Cornerstone expects to fund a majority of this cost by selling this facility and leasing it back from the purchaser, there can be no assurance that this sale-leaseback arrangement will be completed. In addition, the actual cost of this facility may exceed Cornerstone's current estimate. Cornerstone has completed the design of the facility, has purchased the land, and has commenced construction. Cornerstone currently expects that the operations center will be operational in the summer of 1999, and that it will transition the fulfillment operations of the Cornerstone companies (other than Smith+Noble, which relies on direct delivery by its contract manufacturers) there during the balance of 1999 and 2000. However, Cornerstone may experience delays in opening the operations center or in moving fulfillment operations to this new facility. Although the Company believes that its current fulfillment centers will be sufficient to meet its needs until the operations center opens, several Cornerstone companies are currently using multiple fulfillment centers, resulting in operational and economic inefficiencies. In addition, Cornerstone intends to install a new computer system to manage the operations center, which could further complicate the transition. Cornerstone has no experience managing or operating the fulfillment services of all of the Cornerstone companies on a combined basis. Any delays or problems in transitioning to the new operations center or in the operation of this facility could result in an interruption in the receipt and distribution of merchandise, customer service problems and continued operational and economic inefficiencies. Any of the foregoing problems could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Cornerstone Operations Center."

DEPENDENCE ON KEY PERSONNEL

  The success of Cornerstone depends to a significant extent on its five executive officers, William T. End, Donald J. Steiner, John A. O'Steen, Mark Fasold and Paul D. Tarvin. In addition, Cornerstone's strategy of allowing the management teams of acquired companies to continue to exercise significant management responsibility for that company makes it especially important that Cornerstone retain the top executives (including the chief executive officers, merchants and creative teams) of the Cornerstone companies and of any additional companies Cornerstone acquires in the future. Cornerstone's success will also depend in significant part on the ability of both Cornerstone and the Cornerstone companies to continue to attract and retain qualified personnel. Competition for qualified personnel is intense, particularly given the scarcity of qualified and experienced management in the direct marketing industry. The loss of the services of one or more key employees, or the inability to continue to attract and retain qualified personnel, could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Employees" and "Management."

RISKS ASSOCIATED WITH ACQUISITIONS

  Cornerstone has built its family of companies entirely through acquisitions. Five of these acquisitions (The Territory Ahead, Garnet Hill, Ballard Designs, Whispering Pines and Smith+Noble) have occurred since the beginning of 1997. In the six months ended August 1, 1998, these five companies represented 64% of Cornerstone's net sales. The success of Cornerstone's business will be largely dependent upon its ability to integrate certain operations of these companies into Cornerstone's overall operations on a timely and economic basis. This integration will require that Cornerstone, among other things, integrate those business services (such as fulfillment) that can be more efficiently performed in a centralized manner; integrate and coordinate management information systems, financial reporting, employee benefits and other administrative functions; retain key employees and assimilate diverse corporate cultures; and effectively manage geographically dispersed operations. Moreover, the presence of minority ownership interests in certain Cornerstone companies and Cornerstone's strategy of allowing the executives of the individual Cornerstone companies to retain significant autonomy in the management and operation of those companies makes the integration process somewhat more difficult and prevents Cornerstone from realizing certain cost efficiencies that would be possible in a more centralized management structure. Any difficulties encountered in the process of integrating these companies, or any diversion of the attention of Cornerstone management resulting from this process, could have a material adverse effect on the Company's business, operating results and financial condition. See "Business-- Cornerstone Family of Brands."

  Cornerstone plans to pursue additional acquisitions that are consistent with its business strategy. Because competition for attractive acquisitions is increasing and Cornerstone's acquisition strategy is specifically focused, Cornerstone may not be able to identify additional acquisition candidates that fit Cornerstone's acquisition criteria or consummate any desired acquisitions on acceptable terms. Moreover, the Company's revolving credit agreement contains certain restrictions on acquisitions by the Company. In addition, Cornerstone may not be able to integrate successfully any acquired businesses into Cornerstone's operations or derive the benefits expected from any consummated acquisitions. Moreover, the investigation and negotiation of acquisitions and the integration of acquired businesses require a significant amount of management time, which may divert management attention from other business issues. Acquisitions may also have an adverse effect on the Company's results of operations due to non-recurring charges associated with the acquisition (for example, the Smith+Noble acquisition resulted in transaction expenses of approximately $3.8 million), or the amortization of goodwill and other acquired intangible assets (as has been the case with five of the Company's seven acquisitions to date), and may also result in dilutive equity issuances or the use of cash reserves or the incurrence of debt to fund the purchase price of such acquisitions. See "Business--Growth Initiatives-- Selectively Pursue Strategic Acquisitions."

RISKS INHERENT IN DIRECT MARKETING BUSINESS

  Cornerstone's business involves a number of risks inherent in the operation of a direct marketing business. The production and mailing of a particular catalog edition involve significant expenses, which cannot be adjusted based upon the actual performance of the catalog. In addition, direct marketing operations involve relatively high costs, such as merchandise costs and the expenses associated with order-processing, fulfillment, merchandise returns and management information systems, which also are difficult to adjust in a limited time period based upon the success of a particular catalog or group of catalogs. Moreover, the successful operation of a direct marketing business is dependent upon the timely and efficient preparation and distribution of catalogs. In addition, in light of Cornerstone's emphasis on exceptional customer service, the efficient and uninterrupted operation of order-processing and fulfillment functions is critical to its business. These aspects of the Company's operations rely heavily on a number of different outside service providers, such as printers, telecommunications companies and delivery companies. Any interruption in services from outside service providers, including delays or disruptions resulting from labor disputes (such as the 1997 UPS strike), power outages, human error, adverse weather conditions or natural disasters, could have a material adverse effect on the Company's business, operating results and financial condition. See "Business-- Merchandising" and "--Cornerstone Operations Center."

INABILITY TO CONTROL EXTERNAL COSTS

  The Company's business is affected by a number of external costs that are beyond Cornerstone's control and that have from time to time increased significantly and unexpectedly. Examples of such costs include catalog paper prices, which have historically been volatile and increased dramatically in 1995; postage rates, which have experienced significant increases, will increase in January 1999 and can be expected to increase further in the future; and commercial shipping rates. Another significant cost that the Company has limited ability to control is labor, particularly in order-processing and fulfillment operations, which are labor-intensive operations. Although none of the Company's employees are represented by a union and the Company is not aware of any union organizing activity, the unionization of a group of Cornerstone employees (particularly at its new operations center) could significantly increase the Company's labor costs. Any significant increase in these costs, particularly an increase which was not anticipated by the Company, could have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON SUPPLIERS; FOREIGN SOURCING

  The successful operation of Cornerstone's business is dependent on the timely delivery of merchandise from its vendors and suppliers. Smith+Noble has all of its products made to order and delivered directly to the customer by its contract manufacturers, and is therefore even more reliant upon successful relationships with its suppliers. The Cornerstone companies have few exclusive or long-term contracts with any suppliers, and typically purchase merchandise on a purchase order basis. Certain vendors are especially important to the Cornerstone companies and, in particular, Smith+Noble purchases a majority of its products from a single vendor. The loss of Smith+Noble's primary vendor, or the loss of several other principal vendors of other Cornerstone companies, or any significant delay in the delivery of products by Cornerstone's vendors could result in a loss of sales, increased fulfillment expenses, and damage to Cornerstone's customer service reputation, and could therefore have a material adverse effect on the Company's business, operating results and financial condition.

  The Company believes that a majority of the merchandise purchased by the Cornerstone companies is sourced from foreign suppliers, either directly by Cornerstone or by domestic vendors who resell the goods to Cornerstone. While certain Cornerstone companies rely very little on foreign goods, The Territory Ahead purchases (directly or indirectly) substantially all, and Garnet Hill purchases (directly or indirectly) a majority, of its merchandise from foreign suppliers. Cornerstone believes that, on an aggregate basis, the percentage of merchandise that it purchases (directly or indirectly) from foreign vendors is likely to increase in the future. As a result, Cornerstone's business is subject to the risks generally associated with purchasing merchandise abroad, such as fluctuations in currency exchange rates, import and export duties and quotas, foreign government regulations, disruptions or delays in shipments and political instability. Any increase in merchandise costs, merchandise shortages, quality problems or other difficulties caused by such factors could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Purchasing and Inventory Management."

CHANGING CONSUMER PREFERENCES; GENERAL ECONOMIC CONDITIONS

  The Company believes that its merchandise appeals to consumers in its target markets. However, there can be no assurance that consumer interest in the Company's merchandise will continue. In addition, all of the Company's merchandise is subject to changing consumer preferences. A shift in consumer preferences away from the merchandise which the Company offers could have a material adverse effect on the Company's business, operating results and financial condition. The Company's future success depends in part on its ability to anticipate and respond to changes in consumer preferences and there can be no assurance that the Company will respond in a timely or commercially appropriate manner to such changes. In addition, the Company's business is sensitive to changes in customers' spending and discretionary income patterns which, in turn, are controlled to a large extent by consumer confidence and prevailing economic conditions, including movements in the stock market, new home buying activity and levels of travel, recreational and leisure activity. Failure to anticipate and respond to changing consumer preferences or adverse economic conditions in one or more regions could lead to, among other things, lower sales of the Company's products, significant markdowns or write-offs of inventory, increased merchandise returns, and lower margins, which would have a material adverse effect on the Company's business, operating results and financial condition.

RISKS ASSOCIATED WITH BRANDED MERCHANDISE AND OVERSTOCKS

  An important strategy of the Company is to feature branded products (i.e., products sold under a Cornerstone company's brand name), and the Company expects that the percentage of branded merchandise will increase. The Company's use of branded merchandise requires it to incur costs and risks relating to the design and purchase of its products, including longer lead times for orders and higher initial purchase commitments. In addition, the use of branded merchandise has in the past limited, and is likely to continue to limit, the Company's ability to return unsold products to vendors, which results in higher markdowns in order to sell excess inventory. Cornerstone's commitment to customer service typically results in more emphasis being placed on a high in-stock position (and thus the ability to fulfill orders immediately) than on minimizing the risk of excess inventory, which may also contribute to higher markdowns. The Company's failure to successfully execute its branded merchandise strategy or to achieve anticipated profit margins on these goods, or a higher than anticipated level of overstocks, could have a material adverse effect on its business, operating results and financial condition. See "Business--Merchandising" and "--Purchasing and Inventory Management."

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

  The Company's operating results have fluctuated significantly from quarter to quarter, and the Company expects to continue to experience fluctuations in its quarterly operating results. Factors such as timing and expense of catalog mailings by the various Cornerstone companies, the level of customer response to catalogs, changes in merchandise mix, the timing of and level of price reductions in sale catalogs, delays in fulfillment, merchandise returns, merchandise offerings by competitors, and general economic conditions could contribute to this quarterly variability. In addition, Cornerstone's expense levels are based in significant part on expectations of future sales levels, and therefore a shortfall in expected sales is likely to have a disproportionate adverse effect on net income. As a result of these and other factors, it is possible that in some future quarter the Company's operating results will fall below the expectations of investors, which would likely result in a significant reduction in the market price of the Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RISKS ASSOCIATED WITH RIGHTS OF OTHER EQUITYHOLDERS OF CORNERSTONE COMPANIES

  The Company wholly owns five of the seven Cornerstone companies (Ballard Designs, Frontgate, Garnet Hill, Smith+Noble and The Territory Ahead). Cornerstone owns approximately 60% of TravelSmith and 80% of Whispering Pines. Because of the fiduciary duties that Cornerstone may owe to the minority equityholders in these companies, and the contractual protections that some of these equityholders have, Cornerstone may not always be able to manage and operate these companies in the manner that is most advantageous to Cornerstone and its stockholders. In addition, the other stockholders of TravelSmith have the right, under certain circumstances, to require Cornerstone to purchase their equity interests, for a purchase price that may consist of cash, promissory notes or Cornerstone Common Stock. The amount of the purchase price Cornerstone would be required to pay for the stock of Charles L. Slaughter or Scott Sklar (who collectively own approximately 36% of the outstanding TravelSmith stock), if such persons exercised such right, is likely to be substantial. Moreover, Cornerstone may become obligated to effect such a purchase at a time when it has little available cash or borrowing ability or when the market price of its Common Stock is low, and such purchase obligation could result in a diversion of capital from Cornerstone's business, a dilutive equity issuance, or a contractual default by Cornerstone. Moreover, under certain circumstances (such as a default by Cornerstone under its agreements with such equityholders or the failure of Cornerstone to exercise its own purchase rights) the other equityholders of these companies may have the right to purchase Cornerstone's interest in these companies. In addition, under the terms of a contract among Cornerstone, Mr. Slaughter, Mr. Sklar and another stockholder of TravelSmith (collectively, the "TravelSmith Stockholders"), Cornerstone has the right to designate only three of the seven directors of TravelSmith (with three directors to be designated by Mr. Slaughter and Mr. Sklar, and the seventh director to be mutually acceptable to the other directors); the consent of at least two-thirds of the members of the Board of Directors then in office, including the consent of one of the directors designated by Messrs. Slaughter and Sklar, is required for certain corporate actions by TravelSmith; and the TravelSmith Stockholders have certain rights with respect to the registration of their shares of TravelSmith common stock under the Securities Act for sale to the public. Although Cornerstone's preference would normally be to acquire all of the equity interest in any company that it acquires in the future, Cornerstone may acquire only a majority of the equity interest in a company, which could result in some of the problems described above with respect to such company. See "Certain Transactions--Contractual Arrangements with Other Equityholders of Cornerstone Companies."

COMPETITION

  The markets for the merchandise offered by the Cornerstone companies are highly competitive. Cornerstone believes that its principal sources of competition are traditional department stores, such as Neiman Marcus, Saks Fifth Avenue, Nordstrom and Bloomingdales, and specialty retailers, such as The Gap, Banana Republic and Pottery Barn. The Cornerstone companies also compete with a number of other direct marketers, such as Lands' End, L.L. Bean, Williams Sonoma, Neiman Marcus Direct and Coldwater Creek. In addition, the Company believes that increased popularity of catalog shopping and the success of many direct marketing companies is encouraging a number of traditional retailers, such as The Gap, Nordstrom, Macy's and Dayton Hudson, to enter the direct marketing business. The emergence of the Internet and the growing popularity of electronic commerce provides the Company's competitors with an additional channel for direct marketing to consumers. Many of the present and potential competitors of the Cornerstone companies are larger and have substantially greater financial, marketing and other resources than Cornerstone. The failure of any of the Cornerstone companies to compete successfully against present and future sources of competition could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Competition."

DEPENDENCE ON MANAGEMENT INFORMATION SYSTEMS

  Cornerstone's business is largely dependent upon effective information systems that assist in processing orders, managing inventory, purchasing and shipping merchandise on a timely basis, responding to customer service inquiries, and gathering and analyzing data on the operation of the various Cornerstone businesses. In connection with the opening of the new Cornerstone operations center, Cornerstone intends to install a warehouse management system at the operations center and combine the customer databases of all of the Cornerstone companies into an integrated customer database that will be stored and managed at this facility. In addition, four different front-end systems are currently used by the Cornerstone companies, and the Company plans to standardize on one of these systems and install it over the next several years at each Cornerstone company (other than Smith+Noble) not currently using it. It is possible that Cornerstone will experience delays or difficulties in implementing its new information systems, that the existing information systems in use at the various Cornerstone companies will not be adequate or effective pending the implementation of such new systems, or that the information system installed at the new Cornerstone operations center will not be adequate to support future acquisitions made by Cornerstone. In addition, it is possible that year 2000 problems could cause operational problems with the Company's information systems. Any difficulties experienced by Cornerstone in implementing or operating its management information systems could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Management Information Systems" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000."

GOVERNMENT REGULATION; PENDING PERSONAL PRIVACY LEGISLATION

  Cornerstone's business is subject to a number of governmental regulations, including the Mail or Telephone Order Merchandise Rule and related regulations promulgated by the Federal Trade Commission and regulations promulgated by the U.S. Postal Service and various state and local consumer protection agencies relating to matters such as advertising, order solicitation, shipment deadlines and customer refunds and returns. In addition, merchandise imported by the Company is subject to import and customs duties and, in some cases, import quotas. Moreover, Cornerstone's business could be affected by regulations promulgated in the future. For example, there are a number of different bills under consideration by Congress and various state legislatures that would restrict disclosure of consumers' personal information, which may make it more difficult for Cornerstone to generate additional names for its mailing lists, and restrict a company's right to send unsolicited electronic mail or printed catalogs. Although Cornerstone believes it is generally in compliance with current laws and regulations and that such laws and regulations have not had a significant impact on its business to date, it is possible that existing or future regulatory requirements will impose a significant burden or have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Regulatory Matters."

MERCHANDISE RETURNS

  All Cornerstone companies (other than Smith+Noble, whose products are made to order) maintain liberal merchandise return policies. The Company's financial statements include a reserve for anticipated merchandise returns, which is based in part on historical return rates. It is possible that Cornerstone's actual returns will increase as a result of factors such as the introduction of new merchandise, new catalogs, changes in merchandise mix (such as a shift to more women's apparel) or other factors, or that actual returns will exceed Cornerstone's reserve. Any significant increase in Cornerstone's merchandise returns could have a material adverse effect on the Company's business, operating results and financial condition. See "Business-- Cornerstone Operations Center--Customer Service."

MANAGEMENT OF GROWTH

  Cornerstone has experienced significant growth in recent years, as it has consummated five acquisitions since the beginning of 1997 and its net sales have increased approximately 72% between the first six months of 1997 and the first six months of 1998. In addition, each of the Cornerstone companies has grown over the last 12 months, in terms of both revenues and employees. This growth places increased responsibilities on the management teams of Cornerstone and the Cornerstone companies, as well as increased demands on Cornerstone's management information systems and other centralized functions. To manage its growth effectively, Cornerstone and each Cornerstone company must continue to expand its management team, attract and retain qualified employees and upgrade its information systems and other administrative functions, and there can be no assurance that either Cornerstone or the Cornerstone companies will be successful in doing so. Any failure to address these issues effectively could have a material adverse effect on the Company's business, operating results and financial condition. See "Management-- Executive Officers and Directors" and "Business--Management Information Systems."

COLLECTION OF STATE SALES TAXES

  The Cornerstone companies generally collect sales taxes only on sales to residents of the state in which the company is headquartered, where orders are fulfilled or where one of the companies has a retail outlet. Many states have attempted to require that out-of-state direct marketers collect sales and use taxes on the sale of merchandise shipped to its residents. In 1992, the United States Supreme Court ruled that a state's imposition of use tax collection obligations on an out-of-state mail order company, whose only contacts with the state were the distribution of catalogs and other advertising materials through the mail and subsequent delivery of purchase goods by parcel post and interstate carriers, was unconstitutional, but stated that Congress could enact legislation authorizing states to impose such obligations. However, in November 1995, the United States Supreme Court let stand a decision of New York's highest state court requiring an out-of-state catalog company, whose reported contact with New York included a limited number of visits by sales employees, to collect use tax (including a retroactive assessment, plus interest) on its mail order sales in New York. If Congress enacts legislation permitting states to impose sales or use tax obligations on out-of-state catalog companies or if the Cornerstone companies are otherwise required to collect additional sales or use taxes, such obligations would make it more expensive to purchase that company's products and would increase Cornerstone's administrative costs and therefore could have a material adverse effect on the Company's business, operating results and financial condition. In addition, although Cornerstone believes it has complied with all applicable tax laws, there can be no assurance that state tax authorities will not choose to conduct a nexus audit of the Company, which could give rise to a retroactive assessment for tax liabilities. State sales tax laws typically provide for a lengthy statute of limitations, and if the Company were retroactively assessed for taxes, such assessment could have a material adverse effect on the Company's business, operating results and financial condition. See "Business-- Regulatory Matters."

CONTROL BY EXISTING STOCKHOLDERS

  Upon the consummation of the offering, the Company's executive officers and directors and their affiliates will beneficially own approximately % of the outstanding shares of Common Stock of the Company ( % if the over-allotment option is exercised in full). As a result, these stockholders, if acting together, would be able to exert substantial influence over the Company and to effectively control most matters requiring approval by the stockholders of the Company, including the election of directors. The voting power of these stockholders under certain circumstances could have the effect of delaying or preventing a change in control of the Company. See "Principal and Selling Stockholders."

NO PRIOR MARKET FOR COMMON STOCK; POSSIBLE VOLATILITY OF STOCK PRICE

  Prior to this offering, there has been no public market for the Common Stock, and there can be no assurance that a regular trading market for the Common Stock will develop after this offering or that, if developed, it will be sustained. The initial public offering price of the Common Stock will be determined by negotiation among the Company, the Selling Stockholders and the Representatives based on several factors and will not necessarily reflect the market price of the Common Stock after this offering or the price at which the Common Stock may be sold in the public market after this offering. See "Underwriting."

  Many factors may cause the market price of the Common Stock to fluctuate significantly, including factors such as variations in the Company's quarterly operating results, the hiring or departure of key personnel, the entry of new competitors into Cornerstone's markets, the financial performance of existing competitors, changes in general economic conditions, and changes in financial performance estimates or recommendations by securities analysts. In addition, the stock market in general has recently experienced extreme price and volume fluctuations, which could have a material adverse effect on the market price of the Common Stock irrespective of factors directly concerning Cornerstone.

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

  Of the    shares of Common Stock to be outstanding after this offering, based upon the number of shares outstanding at September 30, 1998,
approximately    shares (including the    shares to be sold in this offering)
will be available for resale in the public market immediately following this
offering. In addition, approximately    additional shares will become
available for resale in the public market following the expiration of lock-up agreements with the Representatives of the Underwriters, pursuant to which the parties signing such agreements have agreed not to sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus. Moreover, immediately following the closing of this offering, the Company intends to register under the Securities Act of 1933, as amended (the "Securities Act"), approximately 5,251,815 shares of Common Stock reserved for issuance under the Company's stock option and stock purchase plans, which would permit persons acquiring such shares (other than persons who have entered into the lock-up agreements referred to above) to immediately sell such shares in the public market. In addition, the holders of substantially all of the shares of Common Stock outstanding prior to this offering are party to a Registration Agreement with the Company under which they may, under certain circumstances, require the Company to register their shares of Common Stock under the Securities Act for sales to the public and include their shares of Common Stock in a Registration Statement under the Securities Act filed by the Company. Sales of a substantial number of shares of Common Stock in the public market could have a material adverse effect on the market price of the Common Stock and could impair the Company's ability to raise capital through a sale of its equity securities. See "Shares Eligible for Future Sale."

ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER AND BY-LAW PROVISIONS

  The Company's Certificate of Incorporation and By-laws contain provisions permitting the Board of Directors to issue Preferred Stock with rights superior to those of the Common Stock, establishing a classified Board of Directors, limiting the right of stockholders to act by written consent, requiring that special meetings of stockholders be called only by the Board of Directors or the President or Chief Executive Officer, and requiring advance notice regarding proposals brought by a stockholder before a stockholders meeting. Such provisions could make it more difficult for a third party to acquire, or discourage a third-party from attempting to acquire, control of the Company at a price which many stockholders may find attractive. The existence of such provisions could also limit the price that investors might be willing to pay in the future for shares of Common Stock. See "Description of Capital Stock--Preferred Stock" and "--Delaware Law and Certain Charter and By-law Provisions."

                                USE OF PROCEEDS

  The net proceeds to the Company from its sale of    shares of Common Stock
in this offering are estimated to be $   ($   if the Underwriters' over-
allotment option is exercised in full), after deducting the estimated underwriting discount and offering expenses payable by the Company and
assuming an initial public offering price of $   per share. The Company will
not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders.

  The Company expects to use approximately $ of the net proceeds to repay, promptly following the closing of this offering, outstanding indebtedness under its revolving credit agreement with Fleet National Bank and certain other participating lenders. As of September 26, 1998, there was $47.9 million of outstanding indebtedness, which bore interest at the rate of 6.6% per year and matures on July 22, 2002. Of this outstanding indebtedness, approximately $13.2 million was incurred to fund acquisitions by the Company, approximately $4.8 million was used to fund the purchase by the Company of the minority interest in The Territory Ahead, and the balance was incurred for general corporate purposes. This credit agreement would not be terminated by the repayment of such borrowings and would remain available for future borrowings by Cornerstone. In addition, the Company may use a portion of the net proceeds to acquire direct marketing companies that address the home, leisure and casual apparel markets and that target an affluent customer base; however, the Company has no commitments or understandings relating to any such acquisition. The Company expects to use the balance of the net proceeds from this offering for working capital and other general corporate purposes. Cornerstone cannot determine at this time the amount of net proceeds that will actually be expended by the Company for acquisitions and for working capital purposes, or the specific working capital needs for which the net proceeds will be used; this will depend upon the number and size of the acquisitions consummated by the Company, its future revenue growth, the amount of cash generated by its operations, and other factors which may affect the Company's business. Pending the uses described above, the Company intends to invest the net proceeds in investment-grade, short-term, interest-bearing instruments.

                                DIVIDEND POLICY

  The Company has never declared or paid any cash dividends on its capital stock. The Company currently intends to retain earnings, if any, to support its growth strategy and does not anticipate paying cash dividends in the foreseeable future. The Company's bank credit agreement prohibits the Company from paying dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of August 1, 1998 (i) on an actual basis, (ii) on a pro forma basis giving effect to the conversion of all outstanding shares of the Convertible Preferred Stock into an aggregate of 14,148,786 shares of Common Stock and the filing of the Company's Restated Certificate of Incorporation to increase the number of authorized shares of Common Stock, eliminate the terms of the Company's existing series of Convertible Preferred Stock and create a class of authorized but undesignated Preferred Stock and (iii) on a pro forma basis, as
adjusted to reflect the sale by the Company of    shares of Common Stock in
this offering at an assumed initial public offering price of $   per share,
after deducting the estimated underwriting discount and offering expenses payable by the Company. The capitalization information set forth in the table below should be read in conjunction with the Company's consolidated financial statements and notes thereto appearing elsewhere in this Prospectus.

                                                         AUGUST 1, 1998
                                                 -------------------------------
                                                                    PRO FORMA AS
                                                 ACTUAL   PRO FORMA   ADJUSTED
                                                 -------  --------- ------------
                                                         (IN THOUSANDS)
Long-term debt and capital leases, less current
 portion.......................................  $   313   $   313    $   313
Redeemable convertible preferred stock, $.01
 par value; 56,500 shares authorized and 56,385
 shares issued and outstanding (actual); no
 shares authorized, issued or outstanding (pro
 forma and pro forma as adjusted)..............   60,332       --         --
Stockholders' equity:
  Preferred stock, $.01 par value; no shares
   authorized, issued or outstanding (actual);
   5,000,000 shares authorized, no shares
   issued or outstanding (pro forma and pro
   forma as adjusted)..........................      --        --         --
  Series B and C convertible preferred stock,
   $.01 par value; 11,250 shares authorized,
   7,992 shares issued and outstanding (actu-
   al), no shares authorized, issued or out-
   standing (pro forma and pro forma adjust-
   ed).........................................      --        --         --
  Common stock, $.001 par value; 28,499,400
   shares authorized and 14,619,285 shares
   issued and outstanding (actual); 150,000,000
   shares authorized and 28,768,071 shares
   issued and outstanding (pro forma);
   150,000,000 shares authorized and     shares
   issued and outstanding (pro forma as
   adjusted)(1)................................       15        29
Treasury stock, 330,000 shares of common
 stock.........................................      --        --         --
Additional paid-in-capital.....................   42,968   103,286
Unrealized gains on available for sale securi-
 ties..........................................       29        29         29
Accumulated deficit............................  (12,590)  (12,590)   (12,590)
                                                 -------   -------    -------
  Total stockholders' equity (deficit).........   30,422    90,754
                                                 -------   -------    -------
  Total capitalization.........................  $91,067   $91,067    $
                                                 =======   =======    =======

--------
(1) Based on the number of shares of Common Stock outstanding on August 1, 1998. Excludes an aggregate of (i)1,472,192 shares of Common Stock issuable pursuant to options outstanding as of August 1, 1998 and (ii) 315,000 shares of Common Stock issuable upon the exercise of warrants outstanding as of August 1, 1998. See "Management--Stock Plans" and Note 9 of Notes to Consolidated Financial Statements.

                                   DILUTION

  The pro forma net tangible book value of the Company as of August 1, 1998 was $28,612,000 or $0.99 per share of Common Stock. Pro forma net tangible book value per share is determined by dividing the Company's tangible net worth (tangible assets less liabilities) by the number of shares of Common Stock outstanding, after giving effect to the conversion of all outstanding shares of the Company's Convertible Preferred Stock into an aggregate of 14,148,786 shares of Common Stock. After giving effect to the sale of the shares of Common Stock offered by the Company hereby at an assumed initial
public offering price of $   per share, after deducting the estimated
underwriting discount and offering expenses payable by the Company, the pro forma net tangible book value of the Company as of August 1, 1998 would have
been $  , or $   per share. This represents an immediate increase in pro forma
net tangible book value of $   per share to existing stockholders and an
immediate dilution of $   per share to new investors purchasing shares in this
offering. If the initial public offering price is higher or lower, the dilution to the new investors will be greater or less, respectively. The following table illustrates the per share dilution:

   Assumed initial public offering price per share..................       $
     Pro forma net tangible book value per share as of August 1,
      1998.......................................................... $0.99
     Increase per share attributable to new investors...............
                                                                     -----
   Pro forma net tangible book value per share after this
    offering(1).....................................................
                                                                           ---
   Dilution per share to new investors..............................       $
                                                                           ===

--------
(1) If the Underwriters' over-allotment option is exercised in full, the pro
    forma net tangible book value would be approximately $   per share,
    resulting in dilution to new investors in this offering of $   per share.
    See "Underwriting."

  The following table summarizes, on a pro forma basis (giving effect to the conversion of all outstanding shares of Convertible Preferred Stock into Common Stock) as of August 1, 1998, the total number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by existing stockholders and by new investors at an assumed initial public offering price of $ per share (before deducting the estimated underwriting discount and offering expenses):

                                SHARES PURCHASED  TOTAL CONSIDERATION  AVERAGE
                               ------------------ ------------------- PRICE PER
                                 NUMBER   PERCENT   AMOUNT    PERCENT   SHARE
                               ---------- ------- ----------- ------- ---------
   Existing stockholders...... 28,438,071       % $81,748,000       %   $2.87
   New investors..............                                          $
                               ----------  -----  -----------  -----
     Total....................             100.0% $            100.0%
                               ==========  =====  ===========  =====

  Sales by the Selling Stockholders in this offering will reduce the number of
shares held by existing stockholders to    shares or   % of the total number
of shares of Common Stock outstanding after this offering, and will increase
the number of shares held by new investors to    shares or   % of the total
number of shares of Common Stock outstanding after this offering. See "Principal and Selling Stockholders." The foregoing table does not give effect to the exercise of any outstanding stock options or warrants or the Underwriters' over-allotment option.

                         SELECTED FINANCIAL DATA
          (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)

  The selected statement of operations (other than certain pro forma data) and balance sheet data set forth below for the years ended January 25, 1997 and January 31, 1998, and as of January 25, 1997 and January 31, 1998, are derived from the Company's audited consolidated financial statements, which appear elsewhere in this Prospectus. The selected balance sheet data set forth below as of January 27, 1996 are derived from the Company's unaudited consolidated financial statements. The selected statement of operations data for the year ended January 27, 1996 combine the Company's audited consolidated financial statements for the year ended January 27, 1996, presented elsewhere in this Prospectus, with the audited financial statements of Frontgate, a predecessor entity, for the period from January 1, 1995 to September 12, 1995, also presented elsewhere in this Prospectus, and the unaudited financial statements of Cornerstone Holdings Group, Inc., a predecessor entity, for the period from January 1, 1995 to September 12, 1995. The selected statement of operations and balance sheet data for the years ended and as of December 31, 1993 and 1994 combine the Company's unaudited consolidated financial statements (consisting of the financial statements of Ballard Designs and Smith+Noble) with the unaudited financial statements of the Company's predecessors. The selected statement of operations and balance sheet data for the six month periods ended and as of August 2, 1997 and August 1, 1998 are derived from the Company's unaudited consolidated financial statements, which appear elsewhere in this Prospectus. In the opinion of management, the unaudited consolidated financial statements have been prepared on a basis consistent with the audited consolidated financial statements which appear elsewhere in this Prospectus and include all adjustments, consisting solely of normal recurring accruals and adjustments, necessary for a fair presentation of the financial position and results of operations for these unaudited periods. The operating results for the six months ended August 1, 1998 are not necessarily indicative of the results to be expected for any other period. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements, including the notes thereto, included elsewhere in this Prospectus.

                                                YEAR ENDED                                  SIX MONTHS ENDED
                          -----------------------------------------------------------  ----------------------------
                                                                            JAN. 31,             AUG. 2,
                          DEC. 31,  DEC. 31,  JAN. 27,  JAN. 25,  JAN. 31,  1998 (PRO  AUG. 2,  1997 (PRO  AUG. 1,
                            1993      1994    1996(1)     1997      1998    FORMA)(2)   1997    FORMA)(2)    1998
                          --------  --------  --------  --------  --------  ---------  -------  ---------  --------
STATEMENT OF OPERATIONS DATA:
Net sales...............  $40,524   $63,016   $82,412   $106,100  $216,335  $240,129   $80,807  $104,601   $139,269
Cost of sales...........   21,153    32,500    43,691     54,750   112,251   124,657    42,409    54,816     71,016
                          -------   -------   -------   --------  --------  --------   -------  --------   --------
Gross profit............   19,371    30,516    38,721     51,350   104,084   115,472    38,398    49,785     68,253
                          -------   -------   -------   --------  --------  --------   -------  --------   --------
Operating expenses:
 Selling, catalog and
  fulfillment expenses..   14,892    24,266    31,624     36,408    73,249    82,366    25,873    34,989     49,288
 General and
  administrative........    2,032     3,118     5,664      6,911    15,636    17,881     5,570     7,816      9,964
 Amortization and
  depreciation..........      223       497       944      1,735     3,523     4,297     1,404     2,178      2,439
 Restructuring charge...      --        --        --         --        943       943       --        --       2,838
                          -------   -------   -------   --------  --------  --------   -------  --------   --------
Total operating
 expenses...............   17,147    27,881    38,232     45,054    93,351   105,487    32,847    44,983     64,529
                          -------   -------   -------   --------  --------  --------   -------  --------   --------
Operating income........    2,224     2,635       489      6,296    10,733     9,985     5,551     4,802      3,724
Investment income
 (expense), net.........      (83)      (42)     (144)       367      (208)      (73)       78       213       (199)
                          -------   -------   -------   --------  --------  --------   -------  --------   --------
Income before income
 taxes, equity income in
 affiliate and minority
 interest...............    2,141     2,593       345      6,663    10,525     9,912     5,629     5,015      3,525
Income taxes............      --        --        158        985     3,103     2,972     1,723     1,592        324
Equity in net income
 (loss) of affiliate....      --       (154)      (20)       392     1,809     1,809       995       995      2,208
Minority interest.......      --        --        --         --        275       275        82        82        244
                          -------   -------   -------   --------  --------  --------   -------  --------   --------
Net income..............    2,141     2,439       167      6,070     9,506     9,024     4,983     4,500      5,653
Deemed dividend on
 redeemable convertible
 preferred stock........      --        --        --         --    (21,069)  (21,069)   (3,718)   (3,718)       --
Accretion of redeemable
 convertible preferred
 stock..................      --        --       (360)    (1,309)   (2,301)   (2,301)     (938)     (938)    (1,517)
                          -------   -------   -------   --------  --------  --------   -------  --------   --------
Net income (loss)
 available to common
 stockholders...........  $ 2,141   $ 2,439   $  (193)  $  4,761  $(13,864) $(14,346)  $   326  $   (156)  $  4,136
                          =======   =======   =======   ========  ========  ========   =======  ========   ========
Pro forma net
 income(3)..............  $ 1,350   $ 1,879   $   111   $  4,600  $  7,381  $  6,899   $ 3,854  $  3,371   $  4,007
Net income (loss) per
 share(4)...............  $  0.24   $  0.27   $ (0.02)  $   0.39  $  (1.08) $  (1.08)  $  0.03  $  (0.01)  $   0.29
Pro forma net income
 (loss) per
 share(3)(4)............  $  0.15   $  0.21   $ (0.02)  $   0.27  $  (1.24) $  (1.24)  $ (0.06) $  (0.10)  $   0.18
Weighted average shares
 outstanding(4).........    8,895     8,895    10,495     12,342    12,871    13,246    12,408    13,158     14,221
Net income (loss) per
 share, assuming
 dilution(4)............  $  0.20   $  0.23   $ (0.02)  $   0.31  $  (1.08) $  (1.08)  $  0.03  $  (0.01)  $   0.19
Pro forma net income
 (loss) per share,
 assuming
 dilution(3)(4).........  $  0.13   $  0.18   $ (0.02)  $   0.23  $  (1.24) $  (1.24)  $ (0.06) $  (0.10)  $   0.13
Weighted average shares
 outstanding, assuming
 dilution(4)............   10,653    10,653    10,495     19,789    12,871    13,246    12,408    13,158     29,812

                                                 AS OF
                         -----------------------------------------------------
                         DEC. 31, DEC. 31, JAN. 27, JAN. 25, JAN. 31, AUG. 1,
                           1993     1994     1996     1997     1998     1998
                         -------- -------- -------- -------- -------- --------
BALANCE SHEET DATA:
Cash and cash
 equivalents............  $  103   $  460  $ 9,071  $11,236  $  4,870 $  2,014
Working capital.........    (244)    (228)  15,012   16,806     9,623    1,188
Total assets............   2,748    6,515   45,412   55,313   133,646  149,314
Long-term debt (net of
 current maturities)....      26       56    4,288    2,047       332      313
Stockholders' equity....     346    1,174   11,129   14,811    30,968   30,422

                                                         YEAR ENDED
                                             -----------------------------------
                                                               JAN. 25, JAN. 31,
                                                                 1997     1998
                                             JAN. 25, JAN. 31,   (PRO     (PRO
                                               1997     1998    FORMA)   FORMA)
                                             -------- -------- -------- --------
OPERATING DATA(5):
Net sales growth............................      75%     104%      26%      34%
Total catalogs circulated(000s).............  41,939   77,144   65,038   84,853
12-month buyers(000s)(6)....................     512    1,033      884    1,128
Average order value.........................  $  160   $  170   $  158   $  169

--------

(1) The selected statement of operations data for the year ended January 27, 1996 combine the Company's consolidated financial statements for the year ended January 27, 1996 with those of Frontgate and Cornerstone Holdings Group, Inc., a predecessor entity ("Cornerstone I"), for periods prior to their acquisition by the Company. Frontgate and Cornerstone I are considered predecessors of the Company for purposes of this presentation, but their results are not included in the Company's results of operations for the purpose of reporting under generally accepted accounting principles. Accordingly, the statement of operations data for the year ended January 27, 1996 differ from the audited consolidated financial statements of the Company for the same period included elsewhere in this Prospectus.

(2) Gives effect to the acquisitions of The Territory Ahead, Garnet Hill and Whispering Pines as if they had occurred on January 26, 1997. In addition to combining historical results of operations, the unaudited pro forma amounts shown include adjustments for the estimated effect of amortization associated with the acquisitions of these companies. The unaudited pro forma amounts shown are not indicative of the results of operations that would have been achieved if such acquisitions had occurred at the beginning of 1997. See Note 2 of Notes to Consolidated Financial Statements. The Territory Ahead and Garnet Hill have historically been more profitable in the second half of the year, so the inclusion of first-half operating results of such companies in these pro forma operating results has a negative impact on the Company's net income for the periods shown.

(3) Pro forma net income, pro forma net income per share and pro forma net income per share, assuming dilution, have been computed by adjusting net income, as reported, to record an income tax provision (or benefit) for Ballard Designs and Smith+Noble, which were not subject to income tax at the entity level prior to their acquisitions by the Company. See Note 3 of Notes to Consolidated Financial Statements.

(4) See Note 16 of Notes to Consolidated Financial Statements. Dilutive securities have been excluded from weighted average shares outstanding, assuming dilution for the years ended January 27, 1996 and January 31, 1998 (actual and pro forma) and the six months ended August 2, 1997 (actual and pro forma) because the inclusion of such securities for purposes of calculating net income (loss) per share, assuming dilution and pro forma net income (loss) per share, assuming dilution for such periods would be anti-dilutive.

(5) Pro forma operating data include data for The Territory Ahead, Garnet Hill and Whispering Pines for all of the periods presented (including periods prior to their acquisition by Cornerstone). Operating data do not include data for TravelSmith, as TravelSmith financial results are not consolidated with those of the Company.

(6) Represents the combined number of buyers who have purchased from the Cornerstone companies in the preceding 12 months or since date of acquisition, whichever is less, without deductions for persons who have purchased from more than one Cornerstone company. Accordingly, the numbers of individual names in the Cornerstone database are less than the numbers indicated.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

  The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements, including the Notes thereto, included elsewhere in this Prospectus. Certain of the statements contained in this section and elsewhere in this Prospectus that are not purely historical, such as statements regarding the Company's expectations, beliefs, intentions, plans and strategies, are forward-looking statements that involve risks and uncertainties. There are a number of important factors that could cause the Company's actual results to differ materially from those indicated by the forward-looking statements, including those discussed under "Risk Factors" and elsewhere in this Prospectus. All forward-looking statements are based on information available to the Company on the date hereof and the Company assumes no obligation to update any forward-looking statement.

OVERVIEW

 Acquisition History

  Since its founding in June 1995, Cornerstone has achieved significant scale through its seven acquisitions and internal growth by these acquired companies. Although Cornerstone generally seeks to acquire 100% of the equity interest in companies it acquires, this has not always been practicable and as a result two of the seven Cornerstone companies are not 100% owned by Cornerstone.

  Two of Cornerstone's acquisitions--Ballard Designs in August 1997 and Smith+Noble in August 1998--were accounted for as pooling of interests. Accordingly, the consolidated financial statements of Cornerstone include the operating results of these companies for all periods presented. Cornerstone's other five acquisitions, which are described below, were accounted for under the purchase method of accounting and Cornerstone's consolidated financial statements therefore include the results of these companies since the date of acquisition.

  On September 12, 1995, Cornerstone acquired an entity which owned securities representing approximately 48% of the outstanding capital stock of TravelSmith. In 1996, Cornerstone increased its ownership position to approximately 60% of the outstanding capital stock of TravelSmith. Cornerstone accounts for its investment in TravelSmith under the equity method. Accordingly, TravelSmith's operating results and financial position are not consolidated with Cornerstone's financial statements, and Cornerstone records its share of the net income or loss of TravelSmith in the line item entitled "Equity in net income (loss) of affiliate" on its consolidated financial statements.

  On September 12, 1995, Cornerstone acquired all of the equity interest in Frontgate for a purchase price consisting of a combination of cash, stock and promissory notes. On March 31, 1997, Cornerstone purchased, for cash, 80% of the outstanding capital stock of The Territory Ahead; Cornerstone purchased the remaining 20%, for cash and a promissory note, in September 1998. On July 28, 1997, Cornerstone acquired all of the outstanding capital stock of Garnet Hill, for a combination of cash, Cornerstone Common Stock and promissory notes. On September 4, 1997, Cornerstone acquired, for cash, a 51% interest in Whispering Pines; Cornerstone purchased an additional 29% interest in Whispering Pines in September 1998 for a combination of cash, Common Stock and a contingent payment obligation. For financial reporting purposes, the operating results of The Territory Ahead and Whispering Pines are consolidated with Cornerstone's operating results; the portion of the net income or loss of such companies allocable to the minority interest is deducted from or added to, respectively, Cornerstone's consolidated operating results through the line item entitled "Minority interest." For all periods following the purchase by Cornerstone of the remaining minority interest in The Territory Ahead in September 1998, the "Minority Interest" line item will not include any portion of The Territory Ahead's operating results.

  As a result of the acquisitions made by the Company, period-to-period comparisons of Cornerstone's operating results may not be meaningful. In the first six months of 1998, each Cornerstone company other than Whispering Pines (which is a smaller and earlier stage business than the other Cornerstone companies) generated positive operating income. The Company intends to continue to pursue attractive strategic acquisitions of direct marketing companies that meet its focused acquisition criteria.

 Selected Operating Principles

  The Company's net sales are generated primarily through its catalog operations. Catalog sales accounted for approximately 98% of net sales for each of 1995, 1996, 1997 and the first six months of 1998. The balance of the Company's net sales is derived from outlet and retail stores. As of August 31, 1998, the Cornerstone companies operated six outlet stores and one retail store.

  Expenses related to the development, production and mailing of a catalog are capitalized and amortized over the period in which that catalog generates revenues (generally three months or less) in order to match the recognition of these expenses with the revenues they generate. As a result, when the Company recognizes revenues and certain expenses depends largely on the timing of the mailing of catalogs. The timing of the mailing of a particular catalog may vary from year to year, and may result in the shifting of certain revenues and expenses from a particular quarter of one year to a different quarter of the subsequent year. Additionally, inventory levels may experience fluctuations due to variability in the timing of catalog mailings and merchandise receipt.

  In support of Cornerstone's strategy to reinforce the brand identity of the Cornerstone companies, Cornerstone features branded products (i.e., sold under the name of a Cornerstone company), and Cornerstone expects that the proportion of net sales derived from branded products will increase in the future. Branded product offerings generally provide higher profit margins than other merchandise because they are generally purchased directly from the manufacturer, thus avoiding the mark-ups that result from additional distribution tiers. However, this strategy also requires Cornerstone to incur additional costs relating to the design and purchase of those products which might otherwise be assumed by a wholesaler or distributor of such products, may entail larger initial purchase commitments, and may limit the Company's ability to return unsold merchandise to vendors, thus resulting in more excess inventory and markdowns.

  While many direct marketing companies consider merchandise shipped within 24 hours of receipt of the order as "same-day" shipment, Cornerstone considers only products shipped on the same day as the order is received to be same-day shipment, and strives for a high same-day shipment rate. This results in higher fulfillment costs (as a result of reduced ability to pick and fill orders for similar products on a batch basis), but Cornerstone believes this practice lessens the need for customers to incur extra costs for expedited shipment, enhances customer satisfaction and contributes to a higher order frequency and repeat business from its customers.

  As part of Cornerstone's strategy of providing each Cornerstone company with both the performance benefits and cost savings that can be realized from the combined enterprise and in order to support the Company's growth initiatives, Cornerstone has begun construction of a new 800,000 square foot operations center outside of Cincinnati, Ohio, which it expects will be operational in the summer of 1999. Cornerstone's current estimate of the total cost of this new facility, including land, construction and equipment, is between $60 and $65 million. Cornerstone expects to fund a majority of this cost pursuant to a sale-leaseback arrangement. See "--Liquidity and Capital Resources." The Company recorded a restructuring charge of $943,000 in the fourth quarter of 1997 relating to assets impaired as a result of the decision to proceed with the construction of the operations center. The Company has incurred $2,838,000 of restructuring charges in the first six months of 1998, of which $1,485,000 related to employee termination costs, $1,257,000 related to incremental consulting and $96,000 related to other costs associated with the design and construction of the operations center. Cornerstone expects that it will incur between $4,000,000 and $6,000,000 of additional restructuring charges over the next 12 to 18 months relating to the transition to the new facility. Cornerstone believes that the efficiencies expected from the consolidation of certain functions at this facility will help reduce operating expenses as a percentage of net sales, but the Company does not expect to realize such benefits fully until 2001. In addition, the use of temporary additional fulfillment facilities pending the transfer of fulfillment operations to the new facility during 1999 and 2000 is likely to create certain economic and operational inefficiencies during that period.

  As a result of the acquisitions by Cornerstone which have been accounted for as purchases, Cornerstone has recorded a significant amount of goodwill, which represents the excess of the purchase price over the fair value of the net assets acquired. This goodwill is primarily attributable to the acquisitions of Frontgate, The Territory

Ahead and Garnet Hill, which resulted in goodwill of $12,219,000, $9,997,000 and $23,007,000, respectively. The Company amortizes goodwill over a 40-year period. Goodwill amortization expense totalled $101,000, $322,000, $1,036,000, $295,000 and $783,000 in 1995, 1996, 1997, the first six months of 1997 and the first six months of 1998, respectively, and will continue to represent a significant expense in the future. The value of mailing lists obtained by Cornerstone through its business acquisitions is recorded in other assets and amortized over their economic life (four years). Mailing list amortization totaled $185,000, $590,000, $855,000, $317,000 and $538,000 in 1995, 1996,
1997, the first six months of 1997 and the first six months of 1998, respectively.

 Key Operating Metrics

  There are a number of key operating measures that management uses to analyze the results of operations of the Company, including the following:

 . Response rates, catalog circulation and customer database growth. Because a significant portion of Cornerstone's expense structure is selling or catalog printing and mailing costs, response rates (which are measured by the number of orders for merchandise as a percentage of total catalogs circulated) are a key indicator of the productivity of these expenses. Higher response rates typically not only result in higher net sales but also have a disproportionate positive impact on net income. Concentrating circulation on recent purchasers results in higher response rates and more profitable operations (in the short term), but negatively affects the growth of the customer database. The growth of the business is dependent upon both keeping current customers active and increasing the overall list of names in the customer file by converting prospective customers to active customers. The total number of catalogs circulated by the Company during 1996 and 1997 (excluding TravelSmith, whose financial results are not consolidated with those of the Company) was 41,939,000 and 77,144,000, respectively. These catalog circulation figures would have been 65,038,000 and 84,853,000, respectively, if data for The Territory Ahead, Garnet Hill and Whispering Pines had been included for the entirety of both periods (i.e., including circulation prior to their acquisition by Cornerstone).
   The combined customer database of all Cornerstone companies as of January 25, 1997, January 31, 1998 and August 1, 1998 included the names of approximately 884,000 customers, 1,028,000 customers and 1,575,000 customers, respectively, who had purchased goods within the previous 12 months. See "Business--Customer Database Management and Marketing--Customer Databases."

 . Average order value. A higher average order value means that fewer orders have to be processed and filled to generate each dollar of net sales. Accordingly, a higher average order value not only generally has a positive effect on net sales, but also reduces fulfillment and other expenses as a percentage of net sales. The Company's average order value for 1997 and 1998 was $160 and $170, respectively.

 . In-stock position. This is measured by the percentage of products ordered for which there is in-stock inventory at the time of order and which can be shipped at once. A high in-stock rate can have a positive impact on operating results by reducing order cancellations, by increasing customer satisfaction and repeat business and by reducing the expenses associated with having to process and fill a single order multiple times (because certain items ordered are in-stock while other items are out-of-stock and must be shipped later at the Company's expense). However, ensuring a high in-stock rate may result in excess inventory which must be sold at discounted prices. In striving to balance these two considerations, Cornerstone's commitment to customer service typically results in more emphasis being placed on the ability to fulfill orders immediately than on minimizing the risk of excess inventory, and Cornerstone uses inventory management techniques to help reduce the risk of overstocks.

 . Page productivity. This is measured by dividing net sales for a particular period by the total number of pages circulated. While growth in net sales may result simply from an increased number of catalogs circulated or larger catalogs, comparisons of page productivity eliminate the impact of such variables. Page productivity measurements help Cornerstone to evaluate its merchandise and creative presentation and its circulation mix of active customers and prospective customers for each catalog.

RESULTS OF OPERATIONS

  The following table sets forth certain financial data as a percentage of net sales for the periods indicated.

                                      YEAR ENDED         SIX MONTHS ENDED
                              -------------------------- -------------------
                              JAN. 27, JAN. 25, JAN. 31, AUG. 2,    AUG. 1,
                                1996     1997     1998     1997       1998
                              -------- -------- -------- --------   --------
Net sales....................  100.0%   100.0%   100.0%      100.0%     100.0%
Costs of sales...............   54.2     51.6     51.9        52.5       51.0
                               -----    -----    -----    --------   --------
Gross profit.................   45.8     48.4     48.1        47.5       49.0
Operating expenses:
  Selling, catalog and
   fulfillment expenses......   37.8     34.3     33.9        32.0       35.4
  General and
   administrative............    5.8      6.5      7.2         6.9        7.2
  Amortization and
   depreciation..............    1.2      1.7      1.6         1.7        1.8
  Restructuring charge.......    --       --       0.4         --         2.0
                               -----    -----    -----    --------   --------
Total operating expenses.....   44.8     42.5     43.1        40.6       46.4
Operating income.............    1.0      5.9      5.0         6.9        2.6
Net investment income
 (expense)...................   (0.2)     0.3     (0.1)        0.1       (0.1)
                               -----    -----    -----    --------   --------
Income before equity in net
 income of affiliate,
 minority interest and income
 taxes.......................    0.8      6.2      4.9         7.0        2.5
Income taxes.................    0.3      0.9      1.4         2.1        0.2
                               -----    -----    -----    --------   --------
Income before equity in net
 income of affiliate and
 minority interest...........    0.5      5.3      3.5         4.9        2.3
Equity in net income of
 affiliate...................    --       0.4      0.8         1.2        1.6
Minority interest............    --       --       0.1         0.1        0.2
                               -----    -----    -----    --------   --------
Net income...................    0.5%     5.7%     4.4%        6.2%       4.1%
                               =====    =====    =====    ========   ========

 Six Months Ended August 1, 1998 Compared to Six Months Ended August 2, 1997

  Net sales increased 72% from $80,807,000 in the first six months of 1997 to $139,269,000 in the first six months of 1998. This increase was primarily attributable to the acquisitions of The Territory Ahead on March 31, 1997 and Garnet Hill on July 28, 1997, which companies represented approximately 31% of the Company's net sales during the first six months of 1998. In addition, the net sales of Ballard Designs, Frontgate and Smith+Noble (which were included in the entire first six months of both 1997 and 1998) increased 34% between these periods. This increase was primarily attributable to increased catalog circulation (including the introduction of new catalogs), higher average order value, higher average page counts per catalog, changes in the creative presentation and a more successful merchandise mix.

  Gross profit, which consists of net sales less cost of sales (primarily merchandise acquisition costs, in-bound freight and inventory reserves), increased 78% from $38,398,000 in the first six months of 1997 to $68,253,000 in the first six months of 1998. As a percentage of net sales, gross profit increased from 47.5% to 49.0% between these periods. This increase was primarily attributable to an increase in the percentage of net sales represented by casual apparel products (comprised largely of branded goods from Garnet Hill and The Territory Ahead), which generally have higher margins than the merchandise offerings of Ballard Designs and Frontgate.

  Selling, catalog and fulfillment expenses, which consist primarily of the cost of producing and mailing catalogs, marketing expenses and fulfillment costs (offset by list rental income), increased 90% from $25,873,000 in the first six months of 1997 to $49,288,000 in the first six months of 1998. As a percentage of net sales, selling, catalog and fulfillment expenses increased from 32.0% to 35.4% between these periods. This increase as a percentage of net sales was primarily due to increased catalog circulation (including the introduction of new catalogs), higher average page counts per catalog, and a lower in-stock position in the first six months of 1998. In addition, because The Territory Ahead and Garnet Hill generally have higher net sales and net income in the second half of the year, the inclusion of their operating results in all of the first six months of 1998 but in only a portion of the first six months of 1997 has the effect of increasing the Company's expenses as a percentage of net sales in the first six months of 1998 as compared to the first six months of 1997. The use of temporary fulfillment facilities has also resulted in increased costs and inefficiencies during the first six months of 1998. These factors were partially offset by an increase in average order value, particularly in the home category, and a higher response rate for catalogs mailed during the first six months of 1998. Because selling, catalog and fulfillment expenses are tied so closely to customers' response to product offerings, Cornerstone cannot predict if these costs will vary from their current level.

  General and administrative expenses increased 79% from $5,571,000 in the first six months of 1997 to $9,964,000 in the first six months of 1998. As a percentage of net sales, general and administrative expenses increased from 6.9% to 7.2% between these periods. The overall increase in general and administrative expenses was due to various initiatives undertaken to prepare for and support future growth by the Company (including the leasing of additional space, the hiring of additional personnel and the purchase of additional assets) and to the growth in the Company's business, through both acquisitions and internal growth. In addition, the inclusion of the operating results of The Territory Ahead and Garnet Hill in all of the first six months of 1998 but in only a portion of the first six months of 1997 has the effect of increasing the Company's expenses as a percentage of net sales in the first six months of 1998 as compared to the first six months of 1997.

  Amortization and depreciation, which is comprised of amortization of goodwill and acquired mailing lists (arising from the acquisition of businesses) and depreciation of fixed assets, increased from $1,404,000 in the first six months of 1997 to $2,439,000 in the first six months of 1998. This increase is primarily attributable to increased goodwill and mailing list amortization resulting from acquisitions made by the Company in 1997.

  The Company recorded a restructuring charge of $2,838,000 in the first six months of 1998 relating to employee termination costs and incremental consulting and other costs associated with the design and construction of its new operations center.

  Cornerstone recorded net investment income, which is comprised of interest income, interest expense, dividends received and realized gains and losses on securities, of $78,000 in the first six months of 1997, as compared to net investment expense of $199,000 in the first six months of 1998. This change was primarily attributable to a decrease in available cash balances due to the use of cash in connection with the acquisitions of The Territory Ahead, Garnet Hill and Whispering Pines, as well as increased borrowings under its bank credit agreement to fund the growth and working capital needs of Cornerstone.

  Equity in net income of affiliate, which is comprised of Cornerstone's proportionate share of the net income of TravelSmith, increased 122% from $995,000 in the first six months of 1997 to $2,208,000 in the first six months of 1998. This increase was due to the increased profitability of TravelSmith, which was primarily the result of increased catalog circulation, higher average order value and growth of the customer database.

  Minority interest, which is comprised of the portion of the net income or loss of The Territory Ahead and Whispering Pines which must be deducted from or added to the Company's consolidated operating results to account for the minority interest in such companies, was a $82,000 gain in the first six months of 1997 and a $244,000 gain in the first six months of 1998. The gain in the first six months of 1997 is attributable to the net loss of The Territory Ahead during that period. The gain in the first six months of 1998 was due to the combined net loss of these two companies during that period.

  The Company recorded an income tax provision representing 26% of its pre-tax net income in the first six months of 1997, as compared to an income tax provision representing 5% of its pre-tax net income in the first six months of 1998. The decrease in the Company's effective tax rate was primarily due to the increase in the net income of Smith+Noble, which was not subject to income tax at the entity level prior to its acquisition by the Company.

  As a result of the factors described above, Cornerstone's net income increased from $4,983,000, or 6.2% of net sales, in the first six months of 1997 to $5,653,000, or 4.1% of net sales, in the first six months of 1998.

 1997 Compared to 1996

  Net sales increased 104% from $106,100,000 in 1996 to $216,335,000 in 1997.
This increase was primarily attributable to the acquisitions of The Territory Ahead in March 1997 and Garnet Hill in July 1997 and, to a lesser extent, the acquisition of Whispering Pines in September 1997. In addition, the net sales of Ballard Designs, Frontgate and Smith+Noble (which were included for all of both 1997 and 1996) increased 41% between these periods. This increase was primarily attributable to increased catalog circulation, higher average order value, higher average page counts per catalog and a more successful merchandise mix. There were 52 weeks in fiscal 1996 and 53 weeks in fiscal 1997.

  Gross profit increased 103% from $51,350,000 in 1996 to $104,084,000 in
1997. As a percentage of net sales, gross profit decreased slightly from 48.4% to 48.1% between these periods. Gross profit was positively impacted in 1997 by the acquisitions of The Territory Ahead and Garnet Hill, whose gross profit margins are slightly higher than Cornerstone's historical average. At the time of the acquisition of The Territory Ahead and Garnet Hill, $4,900,000 of the purchase price, representing the excess of the fair market value of inventory over its historical cost, was allocated to inventory and then charged to cost of sales as the inventory was sold. Excluding that charge, gross profit in 1997 would have been 50.4% of net sales.

  Selling, catalog and fulfillment expenses increased 101% from $36,408,000 in 1996 to $73,249,000 in 1997. As a percentage of net sales, selling, catalog and fulfillment expenses decreased slightly from 34.3% to 33.9% between these periods. This decrease as a percentage of net sales was primarily due to the impact of companies acquired during 1997 and to an increase in the average order value between 1996 and 1997. These factors were partially offset by an increase in catalog circulation and higher average page counts per catalog.

  General and administrative expenses increased 126% from $6,911,000 in 1996 to $15,636,000 in 1997. As a percentage of net sales, general and administrative expenses increased from 6.5% to 7.2% between these periods. The overall increase in general and administrative expenses was due to the growth in the Company's business, through both acquisitions and internal growth.

  Amortization and depreciation increased from $1,735,000 in 1996 to $3,523,000 in 1997. This increase is primarily attributable to acquisitions made by the Company in 1997.

  The Company recorded a restructuring charge of $943,000 in the fourth quarter of 1997 relating to assets impaired as a result of the decision to proceed with the construction of the Company's new operations center.

  Cornerstone recorded net investment income of $367,000 in 1996, as compared to net investment expense of $208,000 in 1997. This change was due to the decrease in available cash balances, resulting primarily from the use of cash in connection with the acquisitions of The Territory Ahead, Garnet Hill and Whispering Pines, as well as increased borrowings under the Company's bank credit agreement to fund the growth and working capital needs of Cornerstone.

  Equity in net income of affiliate increased from $392,000 in 1996 to $1,809,000 in 1997. This increase was due to the increased profitability of TravelSmith, which was primarily the result of increased product offerings, increased circulation and increased page counts.

  The Company recorded a $275,000 gain for minority interest in 1997. This gain was the result of the fact that the net loss incurred by Whispering Pines in 1997 exceeded the net income of The Territory Ahead. No minority interest was recorded in 1996.

  The Company recorded an income tax provision representing 14% of its pre-tax income in 1996, as compared to an income tax provision representing 25% of its pre-tax income in 1997. The increase in the Company's effective tax rate was primarily due to the inclusion of a tax provision for the net income of Ballard Designs after its acquisition by Cornerstone and the inclusion of an increased percentage of taxable income of The Territory Ahead and Garnet Hill, during 1997. These factors were partially offset by the increase in equity in net income of affiliate as a percentage of pre-tax net income. Smith+Noble was a non-taxable entity at the corporate level in both years with no reportable tax expense.

  As a result of the factors described above, Cornerstone's net income increased from $6,070,000, or 5.7% of net sales, in 1996 to $9,506,000, or 4.4% of net sales, in 1997.

 1996 Compared to 1995

  Net sales increased 75% from $60,536,000 in 1995 to $106,100,000 in 1996.
This increase was primarily attributable to the inclusion of the operating results of Frontgate for all of 1996, as compared to only a portion of 1995. In addition, the net sales of Ballard Designs and Smith+Noble (which were included for all of both 1995 and 1996) increased 20% between these periods, primarily due to an increase in catalog circulation and higher average page counts per catalog.

  Gross profit increased 85% from $27,719,000 in 1995 to $51,350,000 in 1996.
As a percentage of net sales, gross profit increased from 45.8% to 48.4% between these periods. This increase was primarily attributable to the inclusion of a full year of operating results of Frontgate, which has historically had higher gross profit margins than Ballard Designs, and improved gross profit margins at Smith+Noble.

  Selling, catalog and fulfillment expenses increased 59% from $22,873,000 in 1995 to $36,408,000 in 1996. As a percentage of net sales, selling, catalog and fulfillment expenses decreased from 37.8% to 34.3% between these periods. The decrease in these expenses as a percentage of net sales was primarily due to decreased selling expenses at Ballard Designs, Frontgate and Smith+Noble as a percentage of net sales.

  General and administrative expenses increased 97% from $3,509,000 in 1995 to $6,911,000 in 1996. As a percentage of net sales, general and administrative expenses increased from 5.8% to 6.5% between these periods. This increase was primarily due to the added costs necessary to support the growth of the business.

  Amortization and depreciation increased from $759,000 in 1995 to $1,735,000 in 1996. This increase is primarily attributable to the amortization of the goodwill from the Frontgate acquisition in September 1995 over all of 1996.

  Cornerstone recorded net investment expense of $95,000 in 1995, as compared to net investment income of $367,000 in 1996. This change was primarily attributable to the increase in cash balances available for investment as a result of Cornerstone's preferred stock financings between September 1995 and January 1996.

  Equity in net income of affiliate increased from a $5,000 loss in 1995 to a $392,000 gain in 1996. This increase was due to the increased profitability of TravelSmith (resulting primarily from increased net sales and gross profit margin) and the increase in Cornerstone's stock ownership percentage in TravelSmith from approximately 48% as of the end of 1995 to approximately 61% by July 1996.

  The Company recorded an income tax provision representing 33% of its pre-tax net income for 1995, as compared to an income tax provision representing 14% of its pre-tax net income for 1996. The decrease is primarily attributable to an increase in the percentage of taxable income represented by Ballard Designs and Smith+Noble, which were not taxable at the entity level, as a percentage of overall net income.

  As a result of the factors described above, Cornerstone's net income increased from $320,000, or 0.5% of net sales, in 1995 to $6,070,000, or 5.7%
of net sales, in 1996.

SEASONALITY

  The Cornerstone companies have varying degrees of seasonality in their businesses, and the peak buying seasons tend to vary among the Cornerstone companies. On an aggregate basis, the majority of Cornerstone's net sales occur in the third and fourth quarters, and net income is generally higher in the fourth quarter than the other quarters.

SELECTED QUARTERLY OPERATING RESULTS

  The following table sets forth unaudited quarterly results of operations of the Company for each of the quarters in 1997 and the first two quarters of 1998. In management's opinion, this unaudited financial information has been prepared on a basis consistent with the audited Consolidated Financial Statements which appear elsewhere in this Prospectus and include all adjustments, consisting solely of normal recurring accruals and adjustments, necessary for a fair presentation of the results of operations for the quarters presented. This financial information should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. The results of operations for any quarter are not necessarily indicative of future results of operations.

                                              QUARTER ENDED
                             --------------------------------------------------
                             MAY 3,   AUG. 2, NOV. 1,  JAN. 31, MAY 2,  AUG. 1,
                              1997     1997    1997      1998    1998    1998
                             -------  ------- -------  -------- ------- -------
                                              (IN THOUSANDS)
Net sales..................  $35,073  $45,734 $57,796  $77,732  $64,907 $74,362
Gross profit...............   16,737   21,660  26,914   38,773   32,679  35,574
Operating income...........    1,930    3,619   1,208    3,976    2,940     784
Equity in net income of
 affiliate.................      561      434     297      517    1,269     939
Net income.................    1,754    3,227   1,072    3,453    3,374   2,279
Pro forma net income(1) ...    1,377    2,475     807    2,722    2,877   1,130
Net income (loss) per
 share.....................    (0.20)    0.22   (1.28)    0.20     0.18    0.11
Pro forma net income (loss)
 per share.................    (0.23)    0.16   (1.30)    0.15     0.15    0.03
Weighted average shares
 outstanding...............   12,405   12,409  13,159   13,509   14,209  14,234
Net income (loss) per
 share, assuming dilution..    (0.20)    0.14   (1.28)    0.12     0.11    0.08
Pro forma net income (loss)
 per share assuming
 dilution..................    (0.23)    0.11   (1.30)    0.09     0.10    0.03
Weighted average shares
 outstanding...............   12,408   22,888  13,159   29,694   29,792  29,832

(1) Computed by adjusting net income to record an income tax provision for Ballard Designs and Smith+Noble, which were not subject to income tax at the entity level prior to their acquisitions by the Company.

LIQUIDITY AND CAPITAL RESOURCES

  Cornerstone's principal capital needs arise from working capital required to fund the operation of the Cornerstone businesses, capital expenditures related to expansions and improvements to the Company's infrastructure, and funds required in connection with the acquisition of new businesses. The Company's working capital needs relate primarily to the production, printing and mailing of catalogs, the purchase of inventory, the operation of the Company's fulfillment centers and other facilities and offices, and the expansion and upgrade of its facilities and systems to support its recent acquisitions and its anticipated future growth.

  To date, Cornerstone has funded its operations primarily through preferred stock financings, which have generated net proceeds totaling approximately $55,000,000, and its bank credit agreement. See Notes 6 and 7 of Notes to Consolidated Financial Statements of the Company for a description of the preferred stock issued in such financings; all of such preferred stock has been converted into Common Stock. In addition, Cornerstone has paid some or all of the purchase price for certain of its acquisitions using Cornerstone Common Stock and debt instruments.

  The Company is party to a revolving credit agreement with Fleet Bank and certain other participating lenders, which extends through August 2003. The credit agreement permits borrowings of up to the lesser of $135,000,000 or Cornerstone's trailing 12 months' EBITDA (as defined in the agreement) multiplied by four (subject to reduction to 3.25 in August 2000). Up to $35,000,000 of borrowings may be used for construction of the Company's new operations center. Borrowings are also permitted for acquisitions, subject to various restrictions on acquisitions contained in the credit agreement, including requirements that the acquired business be engaged in catalog sales or a related business, that Cornerstone acquire 100% of the business, that the acquired business satisfy certain financial standards, and that the amount of borrowed funds used for business acquisitions by Cornerstone be limited to $35,000,000 for any single acquisition and an aggregate of $50,000,000 for acquisitions during any 12-month period. Borrowings under the credit agreement bear interest at the prime rate of Fleet National Bank or an optional LIBOR-based rate on funded debt. The credit agreement is secured by a pledge of the capital stock of each of the Cornerstone companies owned by Cornerstone as well as a mortgage on the Company's new operations center; in addition, Cornerstone has agreed that it will not (except in certain limited circumstances) incur any liens on any of its assets. The agreement contains various financial covenants and also prohibits the Company from paying dividends. Cornerstone paid initial fees totaling approximately $607,000 in connection with the execution of this agreement in August 1998, and is required to pay minimum fees totaling approximately $145,000 from August 1998 through the end of fiscal 1998 under this revolving credit agreement. Each of the Cornerstone companies has guaranteed the Company's borrowings under this credit agreement, although the liability of TravelSmith and Whispering Pines is limited to any borrowings made directly by such company under the credit agreement. As of August 1, 1998, Cornerstone had approximately $30,235,000 of outstanding borrowings under this credit agreement. This revolving credit agreement will remain in effect following this offering.

  The Company's operating activities provided net cash of $2,786,000 $7,936,000 and $3,452,000 in 1995, 1996 and 1997 and used cash of $3,992,000 in the first six months of 1998. Net cash provided by operating activities in 1995, 1996 and 1997 was primarily a result of Cornerstone's net income during such periods, as well as amortization and depreciation and increases in accounts payable and other liabilities. These sources of funds were partially offset by equity in net income of affiliate and increases in accounts receivable and inventory. Net cash used in operating activities in the first six months of 1998 was primarily the result of significant increases in inventory and prepaid capital costs, partially offset by net income and amortization and depreciation during that period. Inventory increased significantly during 1997 and the first six months of 1998, primarily due to acquisitions by the Company and to ensure an adequate in-stock level as the Company increased catalog circulation and average page counts per catalog for many of the Cornerstone companies following acquisition. Prepaid catalog costs also increased significantly in the first six months of 1998, due to the Company's acquisitions and increases in catalog circulation and page counts. Cornerstone's operations generally require significant working capital funding, even if they provide positive cash flow, because the production and mailing of catalogs and the purchase of inventory involve significant expenditures in advance of the generation of revenues from such catalogs.

  The Company's investing activities used cash of $6,279,000 $4,541,000, $47,110,000 and $6,886,000 in 1995, 1996, 1997 and the first six months of
1998, respectively. The significant use of cash for investing activities in 1997 was primarily attributable to the businesses acquired by Cornerstone during that year. The Company made capital expenditures totaling $1,441,000, $1,647,000, $3,497,000 and $8,440,000 during 1995, 1996, 1997 and the first six months of 1998, respectively. The significant increase during the first six months of 1998 relates primarily to costs associated with the new operations center currently under construction. Funds used for acquisitions totaled $1,047,000 and $48,735,000 during 1996 and 1997, respectively.

  Cornerstone's financing activities generated $7,000,000 in 1995, used $1,230,000 in 1996 and generated $37,292,000 and $8,023,000 in 1997 and the first six months of 1998, respectively. Cash generated by financing activities in 1997 was primarily the result of the sale of preferred stock (which resulted in net proceeds of $33,676,000) and borrowings under the Company's bank credit agreement (which generated $15,450,000).

  During the last three quarters of 1998 and in 1999, the Company anticipates that it will make capital expenditures totaling between $65 million and $75 million. These capital expenditures primarily relate to the Company's new operations center. Cornerstone currently estimates the total cost of the new operations center, including land, construction and equipment, is between $60 and $65 million. Cornerstone intends to finance approximately $42 million of this cost by selling this facility and leasing it back from the purchaser. Cornerstone expects that such sale will take place upon completion of construction in the spring of 1999. Cornerstone plans to use its revolving credit facility to fund the costs associated with the construction of this facility pending receipt of this purchase price for the facility, as well as to fund the facility costs in excess of the purchase price.

  The Company believes that the proceeds of this offering, together with its available cash, cash expected to be generated from operations and borrowings under its bank credit agreement, will be sufficient to fund the operations of the Company for at least one year. However, the Company's projected cash needs may change as a result of acquisitions, unforeseen operational difficulties or other factors. As a result, the Company may be required to seek additional sources of funding sooner than anticipated, and there can be no assurance that such funding will be available to the Company on satisfactory terms.

RECENT ACCOUNTING STANDARD

  In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, which is required to be adopted in years beginning after June 15, 1999. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in fair value of the hedged assets, liabilities, or firm commitments will either be immediately recognized in earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivatives change in fair value will be immediately recognized in earnings. The Company has not yet determined what the effect of Statement 133 will be on the earnings and financial position of the Company.

YEAR 2000

  The year 2000 issue relates to computer programs and systems that recognize dates using two digit year data rather than four digit year data. As a result, such programs and systems may fail or provide incorrect information when using dates after December 31, 1999. If the year 2000 issue were to cause disruptions to Cornerstone's internal information technology systems or to the information technology systems of entities with whom Cornerstone has commercial relationships, material adverse effects to Cornerstone's operations could result.

  Cornerstone's internal computer programs and operating systems consist of programs and systems relating to virtually all segments of Cornerstone's business, including merchandising, customer database management and marketing, order-processing, fulfillment, inventory management, customer service and financial reporting. These programs and systems are primarily comprised of:

 . "Front-end" systems. These systems automate and manage business functions such as order-taking and order-processing, inventory management and financial reporting.

 . Warehouse management systems. These systems manage and automate fulfillment operations at the warehouses that service each of the Cornerstone companies (except for Smith+Noble and Whispering Pines, which outsource their warehouse management functions to product vendors and external service providers). Currently each of Cornerstone's internal warehouse management systems is integrated with the internal front-end system of its respective Cornerstone company.

 . Customer database management systems. These systems facilitate the storage of customer data and catalog mailings for each of the Cornerstone companies (except for Whispering Pines, which outsources its customer database and mailing functions to an external service provider). Currently each of Cornerstone's internal customer database management systems is integrated with the existing front-end system of its respective Cornerstone company.

 . Telecommunications systems. These systems enable the Cornerstone companies to manage their order-taking and customer service functions.

 . Personal computers and local area networks. These systems are used for word processing and other administrative purposes at individual Cornerstone companies.

 . Voicemail systems. These systems are used for receiving and storing messages to employees at individual Cornerstone companies.

 . Ancillary services systems. These include such systems as heating, ventilation and air conditioning control systems and security systems.

  Cornerstone has completed reviews of its internal front-end systems, its internal warehouse management systems, its customer database management systems, its internal telecommunications systems and its personal computers and local area networks, to assess the potential impact of the year 2000 issue. These reviews were completed by Cornerstone's existing workforce at no identifiable incremental cost. Based upon these reviews, Cornerstone believes that these systems and equipment will operate correctly when processing data that include dates after December 31, 1999. Although Cornerstone believes that no specific remediation or expenditures are required to ensure continued proper operation of such systems and equipment notwithstanding the year 2000 issue, Cornerstone estimates that approximately $4 million of the $60 to $65 million budgeted for its new operations center will be spent on information technology infrastructure, all of which will be year 2000 compliant. These expenditures will eventually facilitate the consolidation of warehouse management functions at the new operations center and the expansion of the Cornerstone companies' capabilities with respect to analyzing, merging and purging their customer databases. See "Business -- Management Information Systems."

  Cornerstone has not yet completed reviews of its internal voicemail and ancillary services systems, but does not expect that any remediation relating to such systems that might be necessary following such reviews will cause Cornerstone to incur material costs or present implementation challenges that cannot be addressed prior to the end of calendar year 1999. Cornerstone expects to complete its reviews of these systems in the first half of calendar year 1999.

  The computer programs and operating systems used by entities with whom Cornerstone has commercial relationships also pose potential problems relating to the year 2000 issue, which may affect Cornerstone's operations in a variety of ways. These risks are more difficult to assess than those posed by internal programs and systems and Cornerstone has not yet completed the process of formulating a plan for assessing them. Cornerstone believes that the programs and operating systems used by entities with whom it has commercial relationships generally fall into two categories:

  First, all of the Cornerstone companies rely upon programs and systems used by providers of services necessary to enable the Cornerstone companies to reach and communicate with their customers. Examples of such providers include the United States Postal Service, UPS, telephone companies and banks. Services provided by such entities affect almost all facets of Cornerstone's operations, including processing of orders, printing and mailing of catalogs, shipping of goods and certain financial services (e.g., credit card processing). Programs and services in this first category generally are not specific to Cornerstone's business and disruptions in their availability would likely have a negative impact on most enterprises within the direct marketing industry and on many enterprises outside the direct marketing industry. Cornerstone believes that all of the most reasonably likely worst case scenarios involving disruptions to its operations stemming from the year 2000 issue relate to programs and systems in this first category. Cornerstone intends to include an evaluation such scenarios in its plan for assessing the programs and systems of the entities with whom it has commercial relationships.

  Second, all of the Cornerstone companies rely upon programs and systems used by a variety of vendors of the products they market (in 1997, the Cornerstone companies purchased goods from over 2000 such vendors, none of which accounted for more than 4% of the aggregate purchases by Cornerstone for the year) and some of the Cornerstone companies rely upon the programs and systems of entities that provide front-end services (i.e., Whispering Pines) and warehouse management services (i.e., Whispering Pines and Smith+Noble). In the case of risks posed by the year 2000 issue relating to programs and systems in this second category that are used by product vendors, such risks are well diversified. In the case of risks posed by the year 2000 issue relating to programs and systems in this second category that are used by entities who provide front-end and warehouse management services, such risks have already been assessed and determined not to require remediation. Cornerstone intends to include in its plan for assessing the programs and systems of the entities with whom it has commercial relationships the solicitation of assurances of year 2000 compliance from each product vendor that accounts for more than approximately 1% of the aggregate purchases by Cornerstone on an annual basis and from other significant vendors and service providers.

  Cornerstone expects to complete the formulation of its plan for assessing the programs and systems of the entities with whom it has commercial relationships by the end of fiscal 1998 and the identification of related risks and uncertainties by the end of the first quarter of fiscal 1999. Once such identification has been completed, Cornerstone intends to resolve any material risks and uncertainties that are identified by communicating further with the relevant vendors and providers, by working internally to identify alternative sourcing and by formulating contingency plans to deal with such material risks and uncertainties. Cornerstone expects the resolution of such material risks and uncertainties to be an ongoing process until all year 2000 problems are satisfactorily resolved.

                                   BUSINESS

  Cornerstone is a family of seven direct marketing companies that offer high-quality home, leisure and casual apparel products, primarily through catalogs. Each Cornerstone company is distinguished by a strong brand image, a clearly focused merchandising concept, high-quality creative execution and exceptional customer service. The Cornerstone family of companies currently includes Ballard Designs, Frontgate, Garnet Hill, Smith+Noble, The Territory Ahead, TravelSmith and Whispering Pines. An important strategy of the Company is to feature branded products (i.e., sold under a Cornerstone company's brand name), many of which are designed by that company and not available in other catalogs. All of the Cornerstone companies target the same customer segment, comprised of affluent and well-educated consumers, generally age 35 to 54. Management believes Cornerstone's focus on providing distinctive, high-quality merchandise to the same target customer segment has contributed to the Company's strong sales and earnings growth and to the growth in its customer database. Cornerstone's highly experienced corporate management team and team of talented catalog entrepreneurs have a successful track record of operating and growing leading direct marketing companies. In 1997, the Company's net sales, net income and pro forma net income (adjusted to include tax provisions for non-taxed companies) were $216.3 million, $9.5 million and $7.4 million, respectively. In the six months ended August 1, 1998, the Company's net sales, net income and pro forma net income were $139.3 million, $5.7 million and $4.0 million, respectively.

  Cornerstone was founded in 1995 to capitalize on the opportunity to build a family of direct marketing companies targeting affluent and well-educated consumers and on the growing popularity of purchasing merchandise through direct channels such as catalog shopping and the Internet. Cornerstone has achieved significant scale through its seven acquisitions and internal growth by these companies. The Company has selectively pursued those strategic acquisitions that satisfy its focused acquisition criteria, which include: high-quality merchandise offerings in the home, leisure and casual apparel markets; an affluent target customer base; a strong brand identity; exceptional customer service; a talented and entrepreneurial management team; profitable operations, high average order value and high net sales per catalog mailed; a track record of growth; and substantial opportunity for future growth and improved profitability. As a result of both acquisitions and internal growth, Cornerstone's net sales increased 72% between the first six months of 1997 and the first six months of 1998.

  Cornerstone's operating model, which it believes is unique in the direct marketing industry, enables each Cornerstone company to retain the creativity, entrepreneurial spirit and responsiveness of a smaller company while also realizing the benefits and efficiencies offered by a larger enterprise. Cornerstone recognizes the importance of brand personality and vision in maintaining differentiated brand images and places great emphasis on the retention and preservation of the entrepreneurial spirit and management teams of the individual Cornerstone companies. Rather than totally integrating the acquired business into Cornerstone's existing operations, Cornerstone generally leaves the management and headquarters of the acquired company intact and allows the management team to retain responsibility for critical front-end business functions such as merchandising, creative presentation, marketing and catalog circulation. The Company is committed to enhancing the brand equity, growth and profitability of the Cornerstone companies by: providing full access to the customer databases and the results of various marketing initiatives of the other Cornerstone companies; assuming responsibility for certain back-end services, such as order fulfillment, certain customer service operations, customer database management and certain administrative functions, that can be more efficiently performed in a centralized manner; providing the financial resources necessary to support the growth of the business; and providing the increased purchasing power and other economies of scale offered by the combined Cornerstone companies.

INDUSTRY OVERVIEW

  In recent years there has been a shift of retail market share from traditional retail sales to direct marketing sales, which include the sale of merchandise through catalogs, telemarketing, print media, radio and television advertising and the Internet. Cornerstone believes that the trend toward non-store retailing, and catalog shopping in particular, is being driven by a number of factors, including: the ease and convenience of shopping at home, which is particularly attractive to time-constrained families; increasing dissatisfaction with the level of customer service from many retailers; and increasing consumer confidence in and awareness of the quality of customer service and reliability offered by leading direct marketers. These alternative forms of non- store retailing, which in 1997 accounted for approximately $382.0 billion in sales, are expected to grow approximately 8.0% per annum for the next five years. Cornerstone's primary focus is on catalog retailing to consumers, which represented approximately $49.7 billion of sales in 1997 and which the Direct Marketing Association estimates is increasing at an annual rate of 6.1%. These growth rates, however, do not necessarily reflect the rates at which the Company's business will grow. The Internet is also becoming an increasingly significant global medium for communication and commerce, and direct marketers with the infrastructure to process and fulfill orders should be well positioned to handle increasing business over the Internet. Jupiter Communications, an industry analyst, has estimated that the number of households using e-mail, the Internet or a consumer on-line service will grow from an estimated 15.2 million households in 1996 to 57.0 million households, representing over 50% of U.S. households, by the year 2002. Management believes that international markets also represent a sizeable consumer base and growth opportunity for direct marketing sales.

  Cornerstone's target customer base, which is comprised of affluent and well-educated consumers, generally age 35 to 54, is also experiencing significant growth as a result of a number of favorable demographic trends. Due in large part to the aging of the "baby boomer" generation, Cornerstone's target market is growing at a faster rate than the population as a whole. The increase in recent decades in the percentage of people attending college and graduate school and the increasing number of affluent American households (i.e., households with annual income in excess of $75,000) have also contributed to the growth of Cornerstone's target market. Another favorable demographic trend has been the increase in the number of dual income families, which has risen nearly 50% since 1980. Dual income families not only tend to have more disposable income, but also are generally more time-constrained and therefore more responsive to catalog shopping. Industry data also indicate that individuals in the 35 to 54 age group, households with annual income above $75,000 and persons with college or graduate degrees are more likely than persons in other age brackets, households in lower income brackets or persons without college degrees to buy from catalogs.

  The overall catalog industry is highly fragmented. Cornerstone estimates there are currently over 7,000 companies offering between 10,000 and 12,000 titles. Many catalog companies are facing significant challenges as a result of the increasingly competitive direct marketing environment. In addition, the capital-intensive nature of the catalog business, which requires significant expenditures in advance of revenue generation, and the inability of many smaller companies to achieve economies of scale or to finance the technology required in a rapidly evolving industry, place additional restraints on the profitability and growth of many smaller catalog companies. In order to succeed in this increasingly competitive market, catalog operators require access to capital and significant management expertise. Moreover, Cornerstone believes that the owners of many catalog companies are seeking partial or complete liquidity of their investment through partnering with a larger catalog retailer. As a result of all these factors, Cornerstone believes that significant acquisition opportunities exist and that its unique operating model positions it as a differentiated and attractive partner in a consolidating industry.

COMPETITIVE STRENGTHS

  The Cornerstone family of brands includes direct marketing companies in the home, leisure and casual apparel markets. Cornerstone believes the following competitive strengths are critical to its success:

  Unique Operating Model. Cornerstone's unique operating model allows the management teams of the individual Cornerstone companies to retain responsibility for critical front-end business functions such as merchandising, creative presentation, marketing and catalog circulation, and complements the talents of those management teams with the experience, strategic insights and administrative skills provided by the Cornerstone management team. This model recognizes the importance of "personality" and vision in maintaining distinctive brand images and places great emphasis on the retention and preservation of the founding spirit and management teams of its acquired companies. Cornerstone has retained the key executives of each Cornerstone company (who in many cases were the original founder or co-founders of that company), and Cornerstone believes that the executives of the Cornerstone companies include some of the top merchandising and creative talents in the direct marketing industry. The Company complements the talents and entrepreneurial spirit of these management teams with Cornerstone's corporate-level management, which helps establish and implement the business strategy of each Cornerstone company. The Cornerstone management team, which is one of the most experienced management teams in the industry, is comprised of five individuals who have a combined experience of approximately 100 years at direct marketing companies such as L.L. Bean, Lands' End, Smith & Hawken, Cincinnati Microwave and Sportsman's Market. Cornerstone's corporate management assumes responsibility for certain back-end services, thereby permitting the Cornerstone company management teams to devote their full time and attention to merchandising, creative presentation and marketing. This model enables each Cornerstone company to retain the creativity, entrepreneurial spirit and responsiveness of a smaller company while also realizing the benefits and efficiencies offered by a larger enterprise.

  Well Known and Highly Regarded Brands. Each Cornerstone company emphasizes a strong brand image with the goal of establishing a leading position in its market segment. Management believes that the brand identities of the Cornerstone companies are among the most recognizable and highly regarded in the direct marketing industry. To enhance their brand awareness, the Cornerstone companies offer high-quality merchandise with a consistent point-of-view in distinctive, tasteful catalog presentation formats. An important strategy of the Company is to feature branded products (i.e., sold under a Cornerstone company's brand name), many of which are designed by that company and not available in other catalogs. Branded product offerings reinforce a differentiated brand image and generally provide higher profit margins than other merchandise. The Company seeks to establish each Cornerstone brand as the authoritative source for its lifestyle products. Cornerstone believes that its strong brand identities enhance the performance of its catalogs, provide a competitive advantage by fostering loyalty and long-term customer relationships, and will position Cornerstone to capitalize on other market opportunities such as the Internet, international markets and retail.

  Distinctive, High-Quality Products. The Cornerstone companies offer attractive, high-quality merchandise designed to appeal to the Company's affluent target customers, at prices that provide them with significant value. These products are intended to enhance customers' enjoyment of their leisure time by improving their home decor and comfort and by enhancing their hobbies, travel and other recreational activities. By offering multiple titles focusing on various product segments to the same target customer base, Cornerstone is able to surround its customers with its merchandise offerings and satisfy many of their purchasing needs. The Cornerstone companies devote substantial resources to the development, design and sourcing of products which are consistent with and enhance the brand image of that company and which are not readily available from other sources. Merchandise is presented in tastefully designed catalogs, printed on high-quality paper with effective photography and editorial detail in an appealing setting.

  Focus on Attractive Demographic Market. All of the Cornerstone companies target their merchandise offerings primarily at consumers whose income and education levels are in the top 15% of the population and who are generally in the 35 to 54 age bracket. Cornerstone believes that focusing on a single market segment enables it to understand and serve its customers better and enhances the benefits that can be derived from sharing customer databases and the results of various marketing initiatives among the Cornerstone companies. The market segment targeted by Cornerstone is particularly attractive because it is expected to increase in size over the next several years and because Cornerstone believes that the affluence and time-constrained lifestyles of this group increase the likelihood that they will respond to the convenience and efficiency offered by home shopping. Cornerstone believes that its customer demographics contribute significantly to its high average order value.

  Exceptional Customer Service. Each Cornerstone company maintains a customer-focused approach at all stages of its business which is aimed at building lifetime customer relationships. Cornerstone devotes significant resources to ensuring that a substantial majority of in-stock orders are shipped on the day the order is received;

while this practice results in higher costs, the Company believes that it enhances customer satisfaction and loyalty. Several Cornerstone companies employ product specialists, who assist customers in selecting products that meet their particular design or style criteria. The Cornerstone companies also enhance their customer service through initiatives such as extensive training of customer service representatives; toll-free telephone ordering; and liberal return policies. Cornerstone believes that offering exceptional customer service encourages repeat purchases by its customers and enhances the brand identity and reputation of the Cornerstone companies within their target market.

  Synergies and Efficiencies Resulting from Combined Enterprise. Cornerstone's business structure is designed to enable each Cornerstone company to realize sales growth, performance benefits and cost savings from the combined enterprise. Among the benefits enjoyed by Cornerstone companies are the exchange of customer databases with proprietary purchase histories, the sharing of "best practices" among Cornerstone companies (such as inventory management techniques and customer database analyses), and access to the technology, financial resources and capital-raising ability of Cornerstone. Cornerstone is in the process of consolidating certain business functions at the Cornerstone level, including the purchasing of certain goods and services (such as catalog paper, printing, shipping and telecommunications services), fulfillment, sourcing and certain other administrative functions, which provides efficiencies and economies of scale that the individual companies could not achieve separately. As part of this strategy, Cornerstone is currently building a new operations center, which is scheduled to open in the summer of 1999. Cornerstone has been successful in improving the financial results of each Cornerstone company since the time it was acquired, and Cornerstone expects to realize further improvements as these initiatives continue.

GROWTH INITIATIVES

  Cornerstone's objective is to build the direct marketing industry's leading family of brands offering high-quality home, leisure and casual apparel products to affluent and well-educated consumers. Cornerstone's key growth initiatives are as follows:

  Build Existing Catalogs. Cornerstone's primary growth strategy is to build aggressively the sales and productivity of its existing catalog titles. The net sales of each Cornerstone company which has been operated by the Company for at least 12 months were higher in the 12 months immediately following acquisition than in the 12 months immediately preceding acquisition, and the net sales of Frontgate and TravelSmith, which were each acquired before 1997, increased 51% between the first six months of 1997 and the first six months of 1998. Cornerstone is focusing on two principal themes in building its existing catalog titles. First, the Company is striving to increase the size of each Cornerstone company's customer database (comprised of both existing customers and prospective customers). Initiatives in support of this goal include increasing catalog circulation to prospective customers (using successful mailing lists from other catalogs, subscription lists or compiled lists), and developing proprietary mailing lists through magazine advertising and other creative means of identifying likely customers. In 1997 and the first six months of 1998, over 65% of the catalogs circulated by the Cornerstone companies were mailed to prospective customers. Second, Cornerstone is committed to increasing the productivity of its customer database and catalog mailings. To accomplish this objective, Cornerstone is pursuing initiatives such as increasing the number of editions of certain catalogs, expanding merchandise offerings by increasing product breadth and assortment in certain successful categories, increasing the page counts of certain catalogs, reformatting the creative presentation of certain catalogs to make it more appealing to customers, and increasing the proportion of branded products.

  Selectively Pursue Strategic Acquisitions. Cornerstone intends to pursue attractive strategic acquisitions of direct marketing companies that meet its focused criteria, which include: high-quality merchandise offerings in the home, leisure and casual apparel markets; an affluent target customer base; a strong brand identity; exceptional customer service; a talented and entrepreneurial management team; profitable operations, high average order value and high net sales per catalog mailed; a track record of growth; and substantial opportunity for future growth and improved profitability. Cornerstone may also pursue acquisitions of direct marketing companies that would be folded into an existing Cornerstone company. Cornerstone believes the experience gained from the acquisitions it has made to date and its strategy of allowing the management teams of the acquired companies to retain significant responsibility make Cornerstone an attractive partner for many target companies and facilitate the process of integrating acquired companies. The Company's acquisition strategy also involves certain risks, including an inability to identify suitable acquisition candidates, problems in successfully integrating acquired businesses, and the diversion of management attention from operational issues. See "Risk Factors--Risks Associated With Acquisitions."

  Develop New Titles. The Company may introduce new catalog titles to serve market niches that it does not currently address. Cornerstone believes that new titles could capitalize on the brand identity of a Cornerstone company, Cornerstone's operational infrastructure, the customer databases of the various Cornerstone companies and the experience accumulated by Cornerstone management in addressing its target market. New titles developed by Cornerstone may expand Cornerstone's offerings in home, leisure and casual apparel products or may serve the lifestyle interests and leisure activities of Cornerstone's target market segment. The Company may elect to introduce new titles either as part of an existing Cornerstone company (which may involve an extension or a spin-off of an existing catalog) or as a new company within the Cornerstone family of brands. Examples of titles introduced by Cornerstone companies are Splash and The Ultimate Grill, offered by Frontgate, and Isabella Bird, introduced by The Territory Ahead.

  Develop Additional Market Opportunities. Cornerstone believes that there are a number of additional market opportunities available to it. For example, Cornerstone believes that, due to its strong brand identities and its expertise in fulfillment, customer service and marketing, it is well positioned to capitalize on the expected growth in electronic commerce. Cornerstone is developing a strategic plan for building the Internet business of each of its companies and is currently making investments to develop this channel. In addition, Cornerstone believes international markets represent significant future growth potential for several of the Cornerstone brands, and is exploring the introduction of certain catalogs in various foreign countries. Retail stores are another example of an alternative channel that could promote sales growth for Cornerstone, and Cornerstone may test this concept further over the next several years.

  The growth initiative on which Cornerstone places the highest priority is building the sales and productivity of its existing catalog titles. This is an ongoing initiative which management of Cornerstone and the Cornerstone companies attends to on a continuous basis. The pursuit of strategic acquisitions and the development of additional market opportunities are next in order of importance to Cornerstone management. Cornerstone continuously monitors acquisition opportunities and may make an acquisition at any time, although it currently has no commitments or understandings for an acquisition. The status of Cornerstone's efforts to develop additional market opportunities are described below under "--Additional Market Opportunities." The development of new titles, while an important growth initiative, is not currently as high a priority to management as the other growth initiatives, although this is reviewed by management on a regular basis.

CORNERSTONE FAMILY OF BRANDS

  The Cornerstone family of brands consists of seven acquired companies that share the following characteristics: high-quality merchandise offerings in the home, leisure and casual apparel markets; an affluent target customer base; a strong brand identity; exceptional customer service; a talented and entrepreneurial management team; and high average order value and high net sales per catalog mailed. The Company seeks to establish each Cornerstone brand as the authoritative source for its lifestyle products.

  Set forth below is a table summarizing certain key attributes of each Cornerstone brand.

                                                                    PRIMARY
  COMPANY            TITLES OFFERED          DATE ACQUIRED   MERCHANDISE CATEGORIES
-----------  ------------------------------- -------------- ------------------------
Ballard                                      August 1997
 Designs     Ballard Designs                                Home
Frontgate    Frontgate                       September 1995 Home and leisure
             The Ultimate Grill
             Splash
             The Search for the Perfect Gift
Garnet Hill  Garnet Hill                     July 1997      Home and casual apparel
Smith+Noble  Windoware                       August 1998    Home
             Window Elements
             Windoware Sourcebook
The                                          March 1997     Casual apparel
 Territory   The Territory Ahead
 Ahead       Isabella Bird
TravelSmith  TravelSmith                     July 1996*     Casual apparel
Whispering   Whispering Pines                September 1997 Home, leisure and casual
 Pines                                                      apparel

--------
*  represents date on which Cornerstone acquired a majority interest.

 Ballard Designs

  Ballard Designs provides home decorating solutions for aspiring "do-it-yourself" interior designers. The company offers interior furnishings, architectural accents and decorative accessories, with a focus on products that are "updated traditional," frequently with a European flair. Merchandise is often developed based on an original antique or architectural designs, and many of the products offered by Ballard Designs are not available from other catalogs. Because many of the company's products are designed with a classic, enduring theme, the company has a core of basic products that are consistently strong sellers. Basic products are often enhanced by updating fabrics, colors and accessories. The Ballard Designs brand is positioned to provide high-quality and originally designed merchandise at more reasonable prices than exclusive original dealers.

  Ballard Designs' catalogs present the company's merchandise in attractive room settings that enhance its appeal and help build Ballard Designs' brand identity. The company provides "swatches" of materials to assist customers in product selection and offers a customer advice program to maximize customer satisfaction. Ballard Designs targets customers who are homeowners between the age of 35 and 54 with a high income and education level. The company believes its customers are attracted to Ballard Designs by its fresh decorating ideas, its selection of hard-to-find products and its exceptional customer service.

  The Ballard Designs management team is led by Helen Ballard Weeks, Chief Executive Officer and founder, and Stewart W. Tarkington, President. Ms. Weeks has been Chief Executive Officer of Ballard Designs for 16 years, and Mr. Tarkington was an executive at Avon Products and Spiegel before joining Ballard Designs in 1994. Prior industry experience of other top Ballard Designs executives includes Neiman Marcus Direct, Coldwater Creek, Spiegel, DM Management and Talbots.

  Ballard Designs was founded in 1982. Cornerstone acquired all of the outstanding capital stock of Ballard Designs in August 1997. Ballard Designs is located in Atlanta, Georgia. Its toll-free number for product orders is
(800) 367-2775 and its World-Wide Web address is http://www.ballard-designs.com.

 Frontgate

  Frontgate offers a wide selection of functional products focused on enhancing the quality of life at home. The Frontgate catalog is the company's primary catalog. In addition, the company mails the following three speciality titles on a seasonal basis: The Ultimate Grill (which offers a full range of stainless steel grills and other outdoor cooking equipment and accessories), Splash (which is targeted at owners of in-ground swimming pools or waterfront homes) and The Search for the Perfect Gift (which offers tasteful, high-quality gifts). Frontgate focuses on unique products for both the indoor and outdoor home environment. Major product categories include outdoor furnishings and accessories, barbecue grills and outdoor cooking equipment, pool products, bed and bath accessories, indoor cooking and entertainment products, electronics, and storage and organization products. Many of Frontgate's products (such as its "hotel quality" showerheads) are difficult to find through traditional retail channels. Other products, such as stainless steel outdoor grills, are designed by the company and available exclusively in Frontgate's catalogs. The company strives to offer the highest quality merchandise while still providing good value.

  Frontgate's catalogs present merchandise in real-life settings and are designed to appeal to both men and women, particularly home owners between the age of 35 and 54 with a high income and education level. Due to its sophisticated customer base and the high-end nature of its product offerings, Frontgate since its inception has placed an unusually high degree of emphasis on exceptional customer service and satisfaction.

  The Frontgate management team is led by John A. O'Steen, Chairman of the Board, and Paul D. Tarvin, President and Chief Executive Officer, who co-founded Frontgate. Mr. O'Steen's prior industry experience includes 17 years at Procter & Gamble and five years as President and Chief Executive Officer of Cincinnati Microwave. Mr. Tarvin was previously an executive at Sportsman's Market, where he spent 12 years. Mr. O'Steen and Mr. Tarvin also serve as executive officers of Cornerstone. Prior experience of other top Frontgate executives includes Bear Creek Direct Marketing, Laura Ashley and Saks Fifth Avenue.

  Frontgate was founded in 1991. Cornerstone acquired all of the outstanding capital stock of Frontgate in September 1995. Frontgate is located in Lebanon, Ohio. Its toll-free number for product orders is (800) 626-6488 and its World-Wide Web address is http://www.frontgate.com.

 Garnet Hill

  Garnet Hill offers a highly-edited selection of home and casual apparel products, all of which convey a lifestyle image emphasizing taste, classic looks and stylish flair. The company offers high-quality, natural-fiber bedding, bath products and other fine home products, as well as sleepwear, women's ready-to-wear clothing and children's clothing. Garnet Hill began operations as an importer of English flannel sheets that were not commercially available in the United States, and has expanded its business to focus on other natural-fiber products. The company is committed to supplying hard-to-find products that help define and differentiate its customers' lifestyles, from the look of their bedrooms to the clothes they and their children wear. Most of the company's product offerings are sold under the Garnet Hill brand name, are designed by the company and are not available elsewhere. The company believes that its customers view Garnet Hill as a design resource committed to fresh interpretations, high-quality fabrics, and a viewpoint that provides new twists on the familiar in home products and women's and children's apparel.

  Garnet Hill enhances its brand identity with its sophisticated, high-quality catalogs characterized by distinctive cover designs, excellent photography, high-quality paper and fresh, open layouts. The Garnet Hill catalogs are designed to appeal to female homeowners in the 35 to 54 age group, particularly those with children, with a high household income and home value. A typical Garnet Hill customer has tastes that are traditional and classic, yet sophisticated, and is more attracted to classic merchandise than the latest fashion trends.

  The Garnet Hill management team is led by James B. Hamblin, President and Chief Executive Officer, and Bradford C. Williams, Executive Vice President and Chief Operating Officer. Mr. Hamblin and Mr. Williams have a combined 20 years experience at Garnet Hill. The backgrounds of the other top executives at Garnet Hill include experience at L.L. Bean, Lands' End and Esprit.

  Garnet Hill was founded in 1976. Cornerstone acquired all of the outstanding capital stock of Garnet Hill in July 1997. Garnet Hill is located in Franconia, New Hampshire. Its toll-free number for product orders is (800) 622-6216.

 Smith+Noble

  Smith+Noble offers custom-made window treatments for the home. The company offers its merchandise through three catalogs: Windoware (the company's flagship catalog), Window Elements (which offers a simplified collection of custom window treatments) and Windoware Sourcebook (which offers a broader selection of products to a more select group of current and potential customers). Smith+Noble offers a full range of hard and soft window treatments, including horizontal blinds, pleated shades, fabric treatments and an assortment of other window products. Most of the company's products are designed by Smith+Noble's product development team, are sold under the Smith+Noble name and are available only through the company. Smith+Noble believes its products are sold at prices which are generally less than prices of comparable merchandise available in stores. Through its direct relationships with contract manufacturers, Smith+Noble has products made to order and shipped directly to the customer, generally within one to six days after the order is accepted, which enables Smith+Noble to avoid stocking and distributing inventory.

  The company's catalogs present a broad selection of window treatments in a convenient and easy-to-read format that simplifies the product selection process. Smith+Noble's catalogs also provide customers with product information and expert advice. The company's customer service representatives receive extensive training and are able to guide customers through the product selection, ordering and installation process. Customer service representatives also provide customers with decorating ideas and fashion advice, which further enhances Smith+Noble's reputation as a leading authority on window treatments. Smith+Noble targets upscale customers with high income and education levels. The company's target customer is a college-educated home owner with an annual household income in excess of $60,000.

  The Smith+Noble management team is led by Fred E. Kamgar, President and Chief Executive Officer and the founder of the company, and Robert M. Perkowitz, Chief Operating Officer. Prior to founding Smith+Noble, Mr. Kamgar founded and operated Blinds Plus, a chain of window treatment retail stores. Mr. Perkowitz previously served in various executive positions, including chief executive officer, of home furnishings companies such as Home Fashions, Joanna Window Decor and Artmaster Studios. Prior experience of other top Smith+Noble executives includes Neiman Marcus Direct, Knight's Ltd. and Ross-Simons of Warwick.

  Smith+Noble was founded in 1993. Cornerstone acquired all of the outstanding equity interest in Smith+Noble in August 1998. Smith+Noble is located in Corona, California. Its toll-free number for product information is (800) 248-8888 and its World-Wide Web address is http://www.smithandnoble.com.

 The Territory Ahead

  The Territory Ahead offers unique, high-quality men's and women's clothing, accessories and other products distinguished by a craftsman-like approach to material and detail and by a practical, rugged American styling. The company's primary catalog is The Territory Ahead. In the spring of 1998, the company introduced and tested the Isabella Bird catalog, which offers women's apparel that is somewhat dressier than the offerings of The Territory Ahead. The company's clothing is designed by The Territory Ahead sold under The Territory Ahead brand name and available only from the company. Products are designed using attractive fabric trims that are incorporated into classic, comfortable styles. The merchandise is intended to have a distinctive casual style, which combines elegant with rugged, dressy with casual, and classic with trendy. Weathered finishes and dynamic colors are hallmarks of The Territory Ahead products.

  This weathered look extends to the company's catalogs, where products are depicted next to striking outdoor photography accompanied by colorful narration that suggests an adventuresome and active outdoor lifestyle. These attractive outdoor settings are also designed to provide a more inviting environment for men and women to browse for high-quality clothing. Like all Cornerstone companies, The Territory Ahead targets upscale customers with high income and education levels. More than half of the company's customers are women. The Territory Ahead believes that customers are drawn to the company's catalogs by the outdoor scenery, which evokes a sense of adventure and freedom.

  The Territory Ahead management team is led by Bruce A.L. Willard, the President, Chief Executive Officer and founder of The Territory Ahead. Mr. Willard spent eight years at L.L. Bean and two years at Esprit before founding The Territory Ahead. Other top executives of The Territory Ahead have backgrounds at companies such as Lands' End, Montgomery Ward and The Millard Group.

  The Territory Ahead was founded in 1988. Cornerstone acquired 80% of the outstanding capital stock of The Territory Ahead in March 1997 and acquired the remaining 20% in September 1998. See "Certain Transactions--Contractual Arrangements with Other Equityholders of Cornerstone Companies--The Territory Ahead" for a description of certain rights and obligations of Mr. Willard with respect to his stock ownership of The Territory Ahead. The Territory Ahead is located in Santa Barbara, California. Its toll-free number for product orders is (800) 882-4323 and its World-Wide Web address is http://www.territoryahead.com.

 TravelSmith

  TravelSmith provides a convenient source for its customers' varied travel needs by offering clothing and accessories designed to make travel more comfortable and convenient. The concept for the company resulted from the world-wide travels of the company's founder, Charles L. Slaughter, who recognized the need for more durable and convenient travel products and who teamed with industry veteran Scott R. Sklar to found the company. Most merchandise is sold under the TravelSmith brand name and is specially designed by and available only from the company. All merchandise serves a travel-related function. The company designs its products to be strong enough to be completely reliable yet light enough to be conveniently packable. Apparel is wrinkle- resistant, washable and suitable for multiple climates. Much of the company's merchandise mix emphasizes basic functionality and a classic look that makes such merchandise successful year after year.

  TravelSmith emphasizes its travel theme by displaying products alongside pictures of adventurous travel destinations, thereby enhancing the appeal of the merchandise, and by offering practical travel advice. As an added convenience for its customers, the TravelSmith call center is operated by trained outfitters and the company offers a free outfitting guide to assist customers in packing for their trips. TravelSmith has marketing alliances with a number of adventure travel companies and tour operators. The company targets both adventure and leisure travelers, particularly in the 35 to 64 age group.

  The TravelSmith management team is led by Charles L. Slaughter and Scott R. Sklar, who serve as Co-Presidents. In addition to extensive international travel, Mr. Slaughter's prior experience includes management consulting in the areas of finance, corporate strategy and marketing, and international economic development. Mr. Sklar's prior experience incudes five years in product management at L.L. Bean and two years at Smith & Hawken, where he was Vice President of Merchandising. The backgrounds of the other top executives at TravelSmith include experience at L.L. Bean, Hanover Direct, Smith & Hawken, Old Navy and Macy's West.

  TravelSmith was founded in 1992. Cornerstone acquired (through a predecessor company) a minority interest in TravelSmith in July 1993 and in July 1996 increased its ownership position to approximately 60% of the outstanding common stock (after giving effect to the conversion of all outstanding convertible preferred stock); the balance is held by Messrs. Slaughter, Sklar and certain other persons. See "Certain Transactions--Contractual Arrangements with Other Equityholders of Cornerstone Companies--TravelSmith" for a description of certain rights and obligations of the other TravelSmith stockholders with respect to their stock ownership of TravelSmith. TravelSmith is located in Novato, California. Its toll-free number for product orders is
(800) 950- 1600 and its World-Wide Web address is http://www.travelsmith.com.

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

 Whispering Pines

  Whispering Pines, which is a smaller and earlier stage business than the other Cornerstone companies, offers a selection of high-quality, rustic home products, casual apparel and accessories targeted at upscale consumers, many of whom own second homes. The company's product offerings are designed to help customers achieve the comfortable, nostalgic feeling of family retreats and a rustic, simpler life. Whispering Pines' merchandise is nostalgic, fun-loving and designed to withstand the trials of cabin life. A portion of the company's products are designed by or available exclusively from Whispering Pines. The company's merchandise selection is consistent with its lifestyle theme and provides Whispering Pines with a distinctive merchandise assortment and unique brand identity.

  The layout and merchandise presentation of Whispering Pines catalogs reinforce its brand positioning. Products are presented alongside authentic photographs of cabin life, such as children carrying fishing poles, playing board games around a wooden table or jumping into a lake for a swim. The use of matte paper and subdued lighting adds to the casual, nostalgic feel of the catalog. While the home products and apparel are designed to appeal to both men and women, the company finds that the "family feel" of its catalogs is particularly appealing to women.

  The Whispering Pines management team is led by Susan Kelly Panian, President and Chief Executive Officer, and Margaret Kelly Murray, General Merchandising Manager, who co-founded the Company.

  Whispering Pines was founded (through a predecessor entity) in 1993. Cornerstone acquired a 51% interest in Whispering Pines in September 1997, at which time the company was reorganized as a limited liability company, and acquired an additional 29% interest in September 1998; the 20% interest in Whispering Pines is held by a corporation owned by Ms. Panian, Ms. Kelly and another executive of Whispering Pines. See "Certain Transactions--Contractual Arrangements with Other Equityholders of Cornerstone Companies--Whispering Pines" for a description of Cornerstone's right to increase its equity interest in Whispering Pines and certain rights and obligations of the minority member with respect to its interest in Whispering Pines. Whispering Pines is located in Fairfield, Connecticut. Its toll-free number for product orders is (800) 836-4662 and its World-Wide Web address is http://www.whispering-pines.com.

MERCHANDISING

  Each Cornerstone company is responsible for developing and implementing the merchandising strategy for its catalogs. All Cornerstone companies offer high-quality home, leisure and/or casual apparel products and emphasize a strong brand image. The merchandising objective of each Cornerstone brand is to position itself as the leading authority on the styles and assortment of merchandise offered within its market segment. Cornerstone believes that the brand identities of the Cornerstone companies are among the most recognizable and highly regarded in the direct marketing industry. While the product offerings and styles of each Cornerstone brand are different, the following strategies underlie the merchandising programs of all Cornerstone brands:

 . offering a high level of branded products (i.e., sold under that Cornerstone company's brand name), many of which are designed by that company and not available from other catalogs. Branded offerings are central to Cornerstone's merchandise strategy both because they help reinforce the brand identity of each catalog title and because they generally offer higher profit margins than other merchandise because they are generally purchased directly from the manufacturer, thus avoiding the mark-ups that result from additional distribution tiers. Branded merchandise also involves certain risks, as described under "Risk Factors-- Risks Associated with Branded Merchandise and Overstocks."

 . developing a product assortment that is consistently styled and carefully edited, yet exceptional in its breadth and depth. Cornerstone believes that such a merchandise assortment is critical in establishing each Cornerstone brand as the authoritative source within its merchandise categories.

 . working directly with vendors to design and develop unique products for the catalog. For example, Frontgate approached the Viking Range Company with the idea of jointly developing a stainless steel outdoor grill; this grill is not available through other catalogs and has been a very successful item for the company.

 . using creative and appealing photographs, high-grade catalog paper and high-quality printing to create a vibrant, distinctive catalog presentation that conveys an overall image of the catalog title and the merchandise offered by it.

 . offering products that provide its upscale target customers the best quality available within that product category. These products may be more expensive than lesser quality alternatives, but Cornerstone believes its direct sourcing and other operational efficiencies enable it to offer these products at prices that represent good value to the customer.

  Each Cornerstone company has its own team of experienced merchants that develops and selects products for its catalogs. Merchandising decisions are made based upon management's extensive industry knowledge, attending industry trade shows, visiting vendors and monitoring the merchandise offerings of competitive direct marketers and traditional retailers. Merchants also have available to them detailed sales and other data on the merchandise that appeared in prior catalog editions. The strategy of Cornerstone is to establish a series of successful "core" products which are repeated in subsequent editions of a catalog (often in additional colors or with modest variations) and to complement those products with an assortment of new merchandise, consistent with that catalog's brand identity, that adds freshness to the catalog.

CREATIVE PRESENTATION

  Cornerstone believes that presenting merchandise in an attractive and creative catalog setting is critical to reinforcing the brand identity of its catalog titles and to stimulating interest in its products. Each Cornerstone company is responsible for designing and producing its own catalogs. The Cornerstone companies use on-location photography and real-life settings to present merchandise in an appealing manner and to enhance the life-style theme of the catalog. Cornerstone strives to balance the dual goals of maximizing productivity by including a high concentration of merchandise per page, and displaying merchandise in an attractive and tasteful setting. Cornerstone catalogs typically contain substantial editorial content, which is targeted at Cornerstone's upscale customer base and describes the merchandise and depicts the situations in which it may be used. The Cornerstone companies view editorial content as critical to developing the personality and lifestyle theme of the particular brand and title. Catalogs are printed on high-quality paper to enhance the presentation of the merchandise and the overall image of the catalog.

  The Cornerstone companies devote substantial resources to the design and production of their catalogs. Much of this process is handled in-house to enable the company's creative team to control the process as much as possible. The merchandising and creative teams design the layout of each catalog and the presentation of merchandise within the catalog. Photography is done under the supervision of the company's merchandising and creative teams. Production of the catalog and some of the color separation is handled by an in-house staff using sophisticated desktop publishing and other computer systems. Cornerstone assists the individual Cornerstone companies in the catalog production process by, in many instances, purchasing catalog paper and contracting for printing services on a consolidated basis, which typically results in cost savings for the Cornerstone companies.

CUSTOMER DATABASE MANAGEMENT AND MARKETING

 Cornerstone Strategy

  Cornerstone's customer database management and marketing strategy seeks to accomplish three primary goals: generating repeat business from those customers who have purchased goods from a Cornerstone catalog in the past; generating sales by a particular Cornerstone company to existing customers of another Cornerstone company; and attracting new customers to the Cornerstone family of brands. Cornerstone views each customer as a long-term asset and devotes significant resources to servicing that individual's shopping needs and generating repeat business over an extended period of time. Cornerstone's strategy of acquiring only companies which target the same general demographic market makes its customer database management and marketing efforts significantly more efficient and productive.

 Customer Databases

  Cornerstone considers its customer database to be one of its principal assets. The Company believes that its database of customers who have purchased products from one of the Cornerstone companies is one of the largest among direct marketing companies addressing Cornerstone's affluent target market segment. In addition, Cornerstone has developed an extensive file of prospective customers that should enable the Cornerstone companies to continue to expand their active customer base.

  As of August 1, 1998, the combined customer database of the Cornerstone companies included the names of approximately 2,900,000 customers who had made purchases within the previous three years and approximately 1,575,000 customers who have purchased goods within the previous 12 months. The number of one-year buyers as of August 1, 1998 was approximately 24% greater than the number of one-year buyers as of August 2, 1997. All buyer counts represent the combined number of buyers at each of the Cornerstone companies, without deducting the names of persons who appear on the customer lists of more than one Cornerstone company. Accordingly, the number of individual names in the Cornerstone database is less than the numbers set forth above.

 Database Management Techniques

  Cornerstone focuses significant resources on identifying and acquiring new customers that fit Cornerstone's target customer profile. The best sources for this prospecting activity are the customer databases of other Cornerstone companies, all of which target the same customer segment. These customer databases include not only customer names but also purchasing data (such as recency, frequency and monetary value of purchases and items purchased) that may not be available from rented lists. The Cornerstone companies use a variety of techniques for acquiring mailing lists to supplement the customer databases available within Cornerstone. Examples of some of the more traditional list procurement techniques include rentals of mailing lists from catalog companies addressing similar markets, rentals of compiled lists from database companies such as Abacus, and rentals of subscription lists from magazines. Several Cornerstone companies run advertisements in magazines inviting readers to request a catalog, and persons who respond are then added to the company's prospect list. The Cornerstone companies also use creative strategies designed to identify individuals with a greater likelihood of purchasing from a particular catalog. For example, TravelSmith has alliances with a number of adventure travel companies and tour operators which provide it with lists of persons who have recently booked trips, and Frontgate mails its Splash catalog to lists of recent purchasers of swimming pools which it obtains from pool companies. Certain proposed legislation that would restrict disclosure of consumers' personal information may make it more difficult for Cornerstone to generate additional names for its mailing lists and restrict its right to send unsolicited electronic mail or printed catalogs. See "Business--Regulatory Matters."

  Each Cornerstone company selects the names of individuals who will receive a particular catalog mailing by analyzing available purchasing data from both its existing customer database and acquired mailing lists using sophisticated computer modeling techniques. The Cornerstone companies typically mail several different versions of a particular catalog edition, and determine which persons receive which version based on prior purchasing history and other data. Cornerstone believes that while concentrating catalog mailings on active customers rather than prospective customers would result in higher response rates and more profitable operations, the growth of its business is dependent on a significant level of prospecting for new customers. In determining the optimal level of prospecting for new customers, the Cornerstone companies analyze detailed proprietary data relating to the average cost of generating a new customer and the average profit realized from each new customer over a period of years. In 1997 and the first two quarters of 1998, over 65% of the catalogs circulated by the Cornerstone companies were mailed to prospective customers.

  Currently, most customer database management and marketing activities are performed separately by the Cornerstone companies. Although the Cornerstone companies share information such as customer names and data and the results of various marketing initiatives, Cornerstone has not yet taken full advantage of the synergies and efficiencies that it believes will result from more centralized customer database management, such as regression modeling that utilizes the customer names and purchasing data from all of the Cornerstone companies.

  In connection with the opening of its new operations center, Cornerstone intends to combine the customer databases of all of the Cornerstone companies into an integrated customer database that will be stored and managed at the operations center. The Company currently estimates that this project will be completed by the beginning of 2000. Cornerstone is currently developing a new database management system which it will use to perform customer database management functions on a centralized basis for all Cornerstone companies. Each Cornerstone company will retain responsibility for decisions relating to the size and composition of mailing lists and the factors to be considered in sorting and analyzing available data. Cornerstone believes that, when implemented, this centralization of database management activities will enable Cornerstone to take full advantage of each Cornerstone company's customer information and marketing data and to achieve efficiencies and cost savings in list maintenance and database analysis, while also permitting the individual Cornerstone companies to retain control over strategic marketing and circulation decisions.

  Each Cornerstone company currently provides its own customer lists to other companies, including competitors, in exchange for either rental income or mailing lists of such other companies. In addition to serving as a source of revenue, Cornerstone believes that this practice is necessary to ensure that Cornerstone will have access to rental lists from others in the industry.

CORNERSTONE OPERATIONS CENTER

  Cornerstone believes that exceptional customer service at all stages of its operations is a critical element of its strategy of developing strong brand identities and growing its customer base. The Company is committed to making the investments and expenditures necessary to ensure that its goal of high-quality customer service is achieved throughout its operations.

  As part of this commitment, the Company is in the process of building an 800,000 square foot operations center outside of Cincinnati, Ohio. This facility will house the fulfillment functions of all of the Cornerstone companies, the order-processing and customer service functions of certain but not all of the Cornerstone companies, Cornerstone's new customer database management system, the headquarters facility for Frontgate, and a retail outlet facility for a number of Cornerstone brands. Cornerstone has completed the design of the facility (with the assistance of an independent consultant), has purchased the land, and has commenced construction. The Company currently expects that the new facility will be operational in the summer of 1999. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" for a discussion of the cost and financing of this facility.

 Customer Service

  Each Cornerstone company is responsible for accepting and processing merchandise orders, which are generally handled by a customer service center located at or near the company's headquarters. Merchandise orders are accepted 364 days a year (and, in the case of most Cornerstone companies, 24 hours a day), via a toll- free telephone number, telecopy (which is the sole means by which Smith+Noble accepts orders) and, in the case of certain Cornerstone companies, the Internet. Cornerstone customer service representatives are knowledgeable about merchandise specifications, have access to merchandise samples, and use computer systems that provides them with up-to-date information about the customer, his or her purchasing history, merchandise availability and shipment dates. Several Cornerstone companies use product specialists to assist customers on matters such as home decorating, outdoor cooking, fabric care, and packing for specific travel destinations.

  Cornerstone intends to relocate the order-processing functions of several (currently expected to be Ballard Designs, Frontgate and Whispering Pines), but not all, of the Cornerstone companies to the new operations center after its opening in 1999. In addition, back-up order-processing for all the Cornerstone companies will be located at the operations center.

  Most Cornerstone companies maintain a 24-hour, toll-free customer service number (which in most cases is separate from the telephone number for merchandise orders) intended to handle inquiries relating to matters such as scheduled delivery dates, order status and product returns. Cornerstone expects that the customer service operations of certain of the Cornerstone companies (currently expected to be Ballard Designs, Frontgate and

Whispering Pines) will be transferred to the new operations center, while others will maintain this function at their headquarters.

  Each Cornerstone company (other than Smith+Noble, whose products are made to order) permits, with limited exceptions, merchandise returns, for refund or exchange, if a customer is not satisfied with a purchase for any reason. Returns are processed using the same high customer service standards that Cornerstone applies throughout its operations. The Cornerstone companies closely monitor merchandise returns to determine whether any product quality issues exist. Returned merchandise is inspected and, unless damaged or worn, is recycled into inventory.

 Fulfillment

  Currently, fulfillment operations for Frontgate and TravelSmith are handled at a 110,000 square foot facility owned by Frontgate and two leased facilities totalling 124,000 square feet, all of which are located in the greater Cincinnati, Ohio area. Each of the other Cornerstone companies leases or owns its own distribution center or centers and handles fulfillment operations itself, with the exception of Whispering Pines, which uses an independent contractor, and Smith+Noble, which relies on direct delivery by its contract manufacturers. Each fulfillment center receives orders through electronic links to the company's order-processing operations. Cornerstone strives to maintain high in-stock rates so that it is able to immediately fulfill the substantial majority of orders. While many direct marketing companies consider merchandise shipped within 24 hours of receipt of the order as "same day" shipment, Cornerstone considers only products shipped on the same day as the order is received to be "same day" shipment, and strives for a high same-day shipment rate. Although this results in higher fulfillment costs (as a result of reduced ability to pick and fill orders for similar products on a "batch" basis), Cornerstone believes this practice enhances customer satisfaction and contributes to a higher order frequency and repeat business from its customers. Merchandise is generally delivered two to five business days after shipping, through the U.S. Postal Service, UPS and other common carriers, although overnight or expedited delivery is available for an additional charge. Smith+Noble, which has products made to order and shipped directly to the customer by the manufacturer, is generally able to ship products within one to six days after an order is accepted.

  Cornerstone is in the process of building a new operations center in the greater Cincinnati, Ohio area, which is intended to handle the fulfillment operations of all of the Cornerstone companies. Approximately 675,000 square feet of the 800,000 square foot "footprint" will be devoted to fulfillment operations, and a 150,000 square foot mezzanine level will also be used for fulfillment. The Company currently expects that the new facility will be operational in the summer of 1999, and that the fulfillment operations of the Cornerstone companies (other than Smith+Noble) will be transitioned to the facility during the balance of 1999 and 2000. The Company estimates that, if it takes advantage of certain expansion opportunities, the operations center will have sufficient capacity to handle order fulfillment for up to approximately $1.2 billion in annual net sales. There are a number of risks associated with the construction and transition to the new operations center, including the risk of cost overruns, a delay in the completion of the facility, delays or difficulties in implementing its new information systems, disruptions in fulfillment services due to difficulties transitioning to the new facility (although Cornerstone believes its planned gradual transition should mitigate that risk to some extent) and economic inefficiencies resulting from the operation of multiple fulfillment centers during the transition period. See "Risk Factors--Risks Associated with New Operations Center."

  Cornerstone expects to realize a number of operational improvements and efficiencies once the new operations center is fully functional. The facility is located near the center of the country's population distribution and close to several major interstate highways, which will result in cost savings on both out-bound and in-bound merchandise shipments. For example, more than 50% of the U.S. population can be reached within two days using UPS ground shipment, which is significantly less expensive than air shipment. Cornerstone also expects to realize cost savings from the design of the fulfillment facility; the height of a portion of the facility (65 feet) is greater than a typical distribution center and therefore enables a smaller "footprint" and less land. In addition, the semi-automated equipment and conveyor systems and consolidation of the warehouse management computer systems should result in more productive and efficient operations.

  The Company believes that the fulfillment centers currently used by the Cornerstone companies will be sufficient to meet their needs until their fulfillment operations are moved to the new operations center. After the relocation of such fulfillment operations, Cornerstone intends to either sell or sublease the fulfillment centers currently used by the Cornerstone companies. (other than temporary fulfillment centers covered by short-term leases).

ADDITIONAL MARKET OPPORTUNITIES

  Cornerstone believes that its growth can be facilitated by a number of additional market opportunities. For example, Cornerstone believes that its strong brand identities and its expertise in fulfillment, customer service and marketing will position it well for the expected growth in electronic commerce. Currently, three Cornerstone companies (Frontgate, The Territory Ahead and TravelSmith) accept orders via the Internet, while the other Cornerstone companies use the Internet primarily for promotional purposes. Although the sales generated by Cornerstone through the Internet have not been significant to date, Cornerstone believes that the Internet represents a significant business opportunity and is currently working on a strategic plan to develop the Internet business of each of the Cornerstone companies.

  Cornerstone currently generates very little sales outside of the United States. Garnet Hill has been mailing catalogs in Japan since 1995, and TravelSmith plans to test a catalog in England later in 1998. Cornerstone believes international markets represent significant future growth potential for several of the Cornerstone brands.

  Retail stores are another example of an alternative distribution channel that could promote sales growth for Cornerstone. The Cornerstone companies currently use retail stores primarily as an outlet for excess inventory. However, The Territory Ahead operates a full-price retail store in Santa Barbara, California, and Frontgate operates a store through which both full-price and overstock merchandise is sold. The Company believes that a limited number of flagship retail stores may provide an opportunity both to generate additional sales and to promote the brand identity of the Cornerstone companies. Cornerstone intends to test this concept further over the next several years.

PURCHASING AND INVENTORY MANAGEMENT

  The Company believes that a majority of the merchandise purchased by the Cornerstone companies is sourced from foreign suppliers, either directly by Cornerstone or by domestic vendors who resell the goods to Cornerstone. While certain Cornerstone companies rely very little on foreign goods, The Territory Ahead purchases (directly or indirectly) substantially all, and Garnet Hill purchases (directly or indirectly) a majority, of its merchandise from foreign suppliers. Cornerstone believes that, on an aggregate basis, the percentage of merchandise that it purchases (directly or indirectly) from foreign vendors is likely to increase in the future. In 1997 the Cornerstone companies purchased goods from over 2,000 different vendors, no one of which accounted for more than 4% of the aggregate purchases by Cornerstone during that year. The Cornerstone companies have few exclusive or long-term contracts with any vendors, and typically purchase merchandise on a purchase order basis. Certain vendors are especially important to the Cornerstone companies and, in particular, Smith+Noble purchases a majority of its products from a single vendor. Each Cornerstone company strives to develop long-term and close working relationships with its own vendors, which Cornerstone believes increases the quality and selection of merchandise available to it and enables it to develop products which are not readily available from other sources. Cornerstone believes that as it begins to purchase certain goods on a consolidated basis on behalf of several Cornerstone companies, it will obtain more favorable pricing through volume purchases and an increasing opportunity to deal directly with manufacturers. Cornerstone's reliance on foreign suppliers, and Smith+Noble's practice of purchasing a majority of its products from a single vendor, subject the Company to certain risks generally associated with foreign sourcing and reliance on a principal vendor. See "Risk Factors--Dependance on Suppliers; Foreign Sourcing."

  The Cornerstone companies use sophisticated inventory management systems to maintain optimal in-stock positions. While high in-stock rates have a positive impact on sales and customer satisfaction, they may also result in excess inventory which must be sold at a markdown. In striving to balance these two considerations, Cornerstone's commitment to customer service typically results in more emphasis being placed on the ability to immediately fulfill orders than on minimizing the risk of excess inventory and Cornerstone uses inventory management techniques to help reduce the risk of overstocks. Merchandise purchases are planned based upon historical sales rates, internal sales forecasts and manufacturing and delivery lead times. Within two to three weeks after the mailing of a catalog, the company can update sales forecasts based on response to the catalog and adjust additional inventory purchases accordingly. Excess inventory is disposed of primarily through sales catalogs, sales inserts in both catalogs and outgoing packages, and its outlet stores. The Cornerstone companies generally offer sales prices only to dispose of excess inventory, and not as a promotional strategy. Cost recovery efforts for excess inventory are continually monitored, and balance sheet reserves are adjusted accordingly. Because only a small portion of the apparel offerings of the Cornerstone companies is considered "fashion" apparel, Cornerstone has less risk than many companies of inventory over-stocks due to changing fashion trends. However, the Company's use of branded merchandise requires it to incur costs and risks relating to the design and purchase of its products, including longer lead times for orders and higher initial purchase commitments. In addition, the use of branded merchandise limits the Company's ability to return unsold products to vendors, which may result in higher markdowns in order to sell excess inventory.

MANAGEMENT INFORMATION SYSTEMS

  Cornerstone uses management information systems to support virtually all segments of its business, including merchandising, customer database management and marketing, order-processing, fulfillment, inventory management, customer service and financial reporting. The Company believes that the ability to efficiently access and analyze information about its business, products and customers can improve performance and customer service and can also result in cost savings.

  Each Cornerstone company (other than Whispering Pines, which outsources these functions to a management information systems service provider) utilizes a "front-end" system that automates and manages business functions such as order-taking and order-processing, inventory management and financial reporting. These front-end systems (other than that of Smith+Noble, whose products are made to order and delivered directly by the manufacturer to the customer) are linked with inventory receipts and provide real-time information on product availability. These systems also facilitate the updating of customer databases to reflect purchase transactions. There are four different commercially available front-end systems currently in use by the Cornerstone companies. Cornerstone has completed an evaluation of these systems, and has selected one system as best suited to manage Cornerstone's business and accommodate its growth. Cornerstone plans to implement that system over the next several years at each Cornerstone company (other than Smith+Noble) not currently using it. Cornerstone believes the front-end systems currently in use by the Cornerstone companies will be sufficient to meet their needs until the new system is implemented.

  The Company plans to introduce a commercially available warehouse management system at the new operations center which will be used for managing and automating its fulfillment operations. This system will operate on an IBM AS/400. An interface between the new warehouse management system and the front-end system on which Cornerstone will standardize is commercially available.

  As described above under "--Customer Database Management and Marketing," Cornerstone intends to implement a new customer database management system at the operations center and to consolidate the storage and analysis of its customer data at this facility.

  Any difficulties experienced by the Company in operating its management information systems or implementing its planned new systems could adversely affect the Company's business. See "Risk Factors--Dependence on Management Information Systems."

COMPETITION

  The markets for the merchandise offered by the Cornerstone companies are highly competitive. Cornerstone believes that, because over 90% of consumer goods are sold in retail stores, its principal sources of competition are traditional department stores, such as Neiman Marcus, Saks Fifth Avenue, Nordstrom and Bloomingdale's, and speciality retailers, such as The Gap, Banana Republic and Pottery Barn. The Cornerstone companies also compete with a number of other direct marketers, such as Lands' End, L.L. Bean, Williams-Sonoma, Neiman Marcus Direct and Coldwater Creek. In addition, the Company believes that the increased popularity of catalog shopping and the success of many direct marketing companies is encouraging a number of traditional retailers, such as The Gap, Nordstrom, Macy's and Dayton Hudson, to enter the direct marketing business.

  The Company believes that the Cornerstone companies compete primarily on the basis of the distinctiveness and quality of their merchandise, product selection and style, brand name recognition, price and customer service. Many of the present and potential competitors of the Cornerstone companies are larger and have substantially greater financial, marketing and other resources than Cornerstone.

REGULATORY MATTERS

  The Cornerstone companies generally collect sales taxes only on sales to residents of the state in which the company is headquartered, where orders are fulfilled or where one of the companies has a retail outlet. Many states have attempted to require that out-of-state direct marketers collect sales and use taxes on the sale of merchandise shipped to its residents. In 1992, the United States Supreme Court ruled that a state's imposition of use tax collection obligations on an out-of-state mail order company, whose only contacts with the state were the distribution of catalogs and other advertising materials through the mail and subsequent delivery of purchase goods by parcel post and interstate carriers, was unconstitutional, but stated that Congress could enact legislation authorizing states to impose such obligations. However, in November 1995, the United States Supreme Court let stand a decision of New York's highest state court requiring an out-of-state catalog company, whose reported contact with New York included a limited number of visits by sales employees, to collect use tax (including a retroactive assessment, plus interest) on its mail order sales in New York. If Congress enacts legislation permitting states to impose sales or use tax obligations on out-of-state catalog companies or if the Cornerstone companies are otherwise required to collect additional sales or use taxes, such obligations would make it more expensive to purchase that company's products and would increase Cornerstone's administrative costs and therefore could have a material adverse effect on the Company's business, operating results and financial condition. In addition, although Cornerstone believes it has complied with all applicable tax laws, there can be no assurance that state tax authorities will not choose to conduct a nexus audit of the Company, which could give rise to a retroactive assessment for tax liabilities. State sales tax laws typically provide for a lengthy statute of limitations, and if the Company were retroactively assessed for taxes, such assessment could have a material adverse effect on the Company's business, operating results and financial condition.

  Cornerstone's business is subject to a number of governmental regulations, including the Mail or Telephone Order Merchandise Rule and related regulations promulgated by the Federal Trade Commission (which prohibit unfair methods of competition and unfair or deceptive acts or practices in connection with mail and telephone order sales and require sellers of mail and telephone order merchandise to conform to certain rules of conduct with respect to shipping dates and shipping delays) and regulations promulgated by the U.S. Postal Service and various state and local consumer protection agencies relating to matters such as advertising, order solicitation, shipment deadlines and customer refunds and returns. In addition, merchandise imported by the Company is subject to import and customs duties and, in some cases, import quotas. Moreover, Cornerstone's business could be affected by regulations promulgated in the future. For example, there are a number of different bills under consideration by Congress and various state legislatures that would restrict disclosure of consumers' personal information, which may make it more difficult for Cornerstone to generate additional names for its mailing lists, and restrict a company's right to send unsolicited electronic mail or printed catalogs. Although Cornerstone believes it is generally in compliance with current laws and regulations and that such laws and regulations have not had a significant impact on its business to date, it is possible that existing or future regulatory requirements will impose a significant burden on Cornerstone.

TRADEMARKS

  Frontgate, Splash, The Search for the Perfect Gift, Garnet Hill, Smith & Noble, Windoware, The Territory Ahead and TravelSmith are registered trademarks, and Ballard Designs, Isabella Bird, The Ultimate Grill, Window Elements, Whispering Pines and various product names are subject to pending trademark applications, of Cornerstone or a Cornerstone company in the United States and, for certain of such trademarks, in various foreign countries.

EMPLOYEES

  As of July 31, 1998, Cornerstone and the Cornerstone companies employed approximately 860 persons on a full-time basis and approximately 520 persons on a part-time basis. The number of employees fluctuates on a seasonal basis. None of these employees is currently covered by a collective bargaining agreement.

PROPERTIES

  The principal executive offices of the Company are located in a leased facility in Portland, Maine. Cornerstone leases additional headquarters space in Boston, Massachusetts. Cornerstone also owns approximately 57 acres of land in the Cincinnati, Ohio area, which site will house the new operations center, the headquarters facility for Frontgate and a retail outlet facility for a number of Cornerstone brands.

  The following table sets forth certain information relating to the facilities of the Cornerstone companies:

COMPANY                  LOCATION           SIZE                 USE            OWNED/LEASED
-------              ----------------- -------------- ------------------------- ------------
Ballard Designs      Atlanta, GA        41,600 sq.ft. Headquarters/                Leased
                                                      outlet store
                     Kennesaw, GA       54,000 sq.ft. Fulfillment center           Leased
                     Kennesaw, GA       16,000 sq.ft. Temporary fulfillment        Leased
                                                      center
                     Kennesaw, GA       42,200 sq.ft. Temporary fulfillment        Leased
                                                      center
                     Roswell, GA        18,000 sq.ft. Outlet store                 Leased
Frontgate            Lebanon, OH       129,000 sq.ft. Headquarters/ fulfillment     Owned
                                                      center
                     Lebanon, OH        45,000 sq.ft. Temporary fulfillment        Leased
                                                      center
                     Lebanon, OH        82,500 sq.ft. Temporary fulfillment        Leased
                                                      center
                     Cincinnati, OH     33,600 sq.ft. Store/phone center           Leased
Garnet Hill          Franconia, NH      25,000 sq.ft. Headquarters                  Owned
                     Bethlehem, NH      84,000 sq.ft. Fulfillment center            Owned
                     Franconia, NH       6,000 sq.ft. Storage facility              Owned
                     Manchester, VT      4,100 sq.ft. Outlet store                 Leased
Smith+Noble          Corona, CA         12,600 sq.ft. Headquarters                 Leased
The Territory Ahead  Santa Barbara, CA  24,000 sq.ft. Headquarters                 Leased
                     Santa Barbara, CA  31,800 sq.ft. Fulfillment center           Leased
                     Santa Barbara, CA   3,700 sq.ft. Photo studio                 Leased
                     Santa Barbara, CA   4,300 sq.ft. Retail store                 Leased
                     Santa Barbara, CA   5,000 sq.ft. Outlet store                 Leased
                     San Leandro, CA     2,100 sq.ft. Outlet store                 Leased
                     Carlsbad, CA        2,500 sq.ft. Outlet store                 Leased
TravelSmith          Novato, CA         15,700 sq.ft. Headquarters                 Leased
Whispering Pines     Fairfield, CT       4,500 sq.ft. Headquarters                 Leased

  The Company believes its facilities are adequate to meet its current needs, and that suitable additional facilities will be available for lease or purchase when and as needed by the Company. After the relocation of fulfillment operations to the new Cornerstone operations center, Cornerstone intends to sell those fulfillment centers currently used by the Cornerstone companies (other than temporary fulfillment centers covered by short-term leases). Cornerstone is currently engaged in discussions regarding a transaction in which Cornerstone would sell its new operations center, as well as its fulfillment centers in Lebanon, Ohio and Bethlehem, New Hampshire, and lease them back (under a long-term lease in the case of the new operations center and short-term leases in the case of the other two fulfillment centers) from the purchaser.

LEGAL PROCEEDINGS

  While Cornerstone and the Cornerstone companies are party to various claims and legal proceedings that arise in the normal course of business, Cornerstone management does not believe that any such matters will have a material adverse effect on the business, operating results or financial condition of the Company.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The executive officers and directors of the Company, their respective ages as of August 31, 1998 and their positions with the Company are as follows:

       NAME                           AGE                POSITION
       ----                           ---                --------
William T. End.......................  50 Chief Executive Officer, Chairman of
                                           the Board and Director
Donald J. Steiner....................  54 Founder, Vice Chairman of the Board
                                           and Director
John A. O'Steen......................  54 Executive Vice President, Operations
                                           and Director
Mark Fasold..........................  46 Executive Vice President, Chief
                                           Financial Officer, Treasurer and
                                           Secretary
Paul D. Tarvin.......................  41 Executive Vice President and President
                                           and Chief Executive Officer of
                                           Frontgate
Benjamin D. Chereskin................  39 Director
William J. Hunckler, III(1)..........  45 Director
Stephen P. Murray(2).................  36 Director
Thomas G. Stemberg(1)................  49 Director
H.J. von der Goltz(2)................  61 Director
John Walter(1).......................  51 Director

--------
(1) Member of the Compensation Committee.
(2) Member of the Audit Committee.

  MR. END joined the Company in June 1995 as Executive Officer, Managing Director and a member of the Board of Directors and has served as Chief Executive Officer and Chairman of the Board of the Company since February 1998. Prior to joining the Company, Mr. End served as President, Chief Executive Officer and a director of Lands' End, Inc., a direct marketing company, from 1991 to 1995. Mr. End served as Executive Vice President, Chief Marketing Officer and a director of L.L. Bean, Inc., a direct marketing company, from 1975 to 1991. Mr. End started his career as an executive at The Gillette Company from 1971 to 1975 in the marketing area. Mr. End currently serves on the Board of Directors of Hannaford Bros. Co.

  MR. STEINER founded the predecessor entity to the Company in March 1993, joined the Company in June 1995 as Executive Officer, Managing Director and a member of the Board of Directors and has served as Vice Chairman of the Board of the Company since February 1998. Prior to founding Cornerstone, from 1983 to 1993 Mr. Steiner was a General Partner of Boston Capital Ventures, a venture capital firm, which he co-founded in 1983. Mr. Steiner was previously Vice President of Business Development at The Gillette Company, where he was employed from 1973 to 1982.

  MR. O'STEEN has been an executive officer and a director of the Company since September 1995 and has served as Executive Vice President, Operations (with responsibility for the new Cornerstone operations center), since August 1998. Mr. O'Steen co-founded Frontgate and was Chairman and Chief Executive Officer of Frontgate from 1991 to 1998. Currently, Mr. O'Steen is devoting the substantial majority of his time to matters relating to the Company's operations center currently under construction while continuing to serve as Chairman of Frontgate. From 1984 to 1990, Mr. O'Steen was the President and Chief Executive Officer and a director of Cincinnati Microwave, Inc., a direct marketer and manufacturer of radar warning receivers and other electronic products and services. From 1967 to 1984, Mr. O'Steen served in various management positions at The Procter & Gamble Company. Mr. O'Steen also serves on the Board of Kulicke and Soffa Industries, Inc. and Bill's Dollar Stores, Inc.

  MR. FASOLD has served as Executive Vice President and Chief Financial Officer of the Company since its inception and as Treasurer and Secretary of the Company since August 1998. From 1993 to June 1995, Mr. Fasold was Vice President of Cole Haan, Inc., a wholesaler and retailer of footwear and accessories. From 1991 to 1993, Mr. Fasold was President of Smith & Hawken, Ltd., a catalog marketer and retailer of home and garden products. From 1977 to 1991, Mr. Fasold was Vice President of L.L. Bean, Inc., serving in various positions in merchandising and finance, with particular emphasis on strategic planning and inventory management.

  MR. TARVIN has been an executive officer of the Company since September 1995 and has served as Executive Vice President since August 1998. Mr. Tarvin co-founded Frontgate and has been the President of Frontgate since 1991. In July 1998 Mr. Tarvin became Chief Executive Officer of Frontgate. Currently, Mr. Tarvin is devoting the majority of his time to Frontgate while contributing to the marketing efforts within Cornerstone. Mr. Tarvin was Vice President, Marketing, of Sportsman's Market, Inc., a catalog company, from 1978 to 1990.

  MR. CHERESKIN has served as a director of the Company since September 1995. Mr. Chereskin is a Managing Director of Madison Dearborn Partners, Inc., which he co-founded in January 1993 and where his responsibilities are related to private equity investment. Mr. Chereskin is also a director of Carrols Corporation and Tuesday Morning Corporation.

  MR. HUNCKLER has served as a director of the Company since September 1995. Mr. Hunckler is a Managing Director of Madison Dearborn Partners, Inc., which he co-founded in January 1993 and where his responsibilities are related to private equity investment. Mr. Hunckler is also a director of Tuesday Morning Corporation.

  MR. MURRAY has served as a director of the Company since November 1995. Since June 1984, Mr. Murray has been an investment professional at Chase Venture Capital Associates, L.P., where his responsibilities are related to private equity investment. Mr. Murray is also a director of Home Products International, Inc. and La Petite Academy, Inc.

  MR. STEMBERG has served as a director of the Company since September 1995. Since February 1988, Mr. Stemberg has been Chairman of the Board and Chief Executive Officer of Staples, Inc., an office products retailer that he founded in 1986. He is also a director of PETsMART, Inc.

  MR. VON DER GOLTZ has served as a director of the Company since June 1995. Mr. von der Goltz has been an Executive Officer of Boston Capital Ventures Management, a venture capital firm that he co-founded, since September 1983.

  MR. WALTER has served as a director of the Company since May 1998. From October 1996 to July 1997, Mr. Walter served as President and Chief Operating Officer of AT&T Corp. From May 1969 to October 1996, Mr. Walter served in various capacities including Chairman and Chief Executive Officer at RR Donnelley & Sons Co. Mr. Walter is also a director of Deere & Company, Abbott Laboratories, LaSalle Partners Incorporated and Celestica Inc.

  The Board of Directors of the Company is divided into three classes, each of whose members serve for staggered three-year terms. The Board consists of three Class I Directors (Messrs. Chereskin, End and Murray), three Class II Directors (Messrs. Hunckler, O'Steen and Stemberg) and three Class III Directors (Messrs. Steiner, Walter and von der Goltz). At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The initial terms of the Class I Directors, Class II Director and Class III Directors expire upon the election and qualification of successor directors at the annual meeting of stockholders held during the calendar years 1999, 2000 and 2001, respectively.

  Each officer serves at the discretion of the Board of Directors and holds office until his or her successor is elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of the directors or executive officers of the Company.

  Messrs. End and Steiner were elected as directors upon the designation of the Company's executive management team, Messrs. Chereskin and Hunckler were elected as directors upon the designation of Madison Dearborn Capital Partners, Mr. Murray was elected as a director upon the designation of Chase Venture Capital Associates, Mr. von der Goltz was elected as a director upon the designation of Boston Capital Ventures, Mr. O'Steen was elected as a director upon the designation of certain former stockholders of Frontgate and Messrs. Stemberg and Walter were elected as directors upon the designation of certain other stockholder constituencies, respectively, pursuant to the terms of a voting agreement among the Company and certain stockholders of the Company, which agreement will terminate upon the closing of this offering.

  The Company's success will depend to a significant extent on retaining the services of its five executive officers and the management teams of the Cornerstone companies, as well as on the ability of both Cornerstone and the Cornerstone companies to continue to attract and retain qualified personnel. See "Risks Factors-- Dependence on Key Personnel."

DIRECTOR COMPENSATION

  Directors of the Corporation are not paid a retainer or other annual fee for their services as directors, except that chairpersons of each standing committee of the Board of Directors are paid an annual cash retainer of $2,500. Non-employee directors are paid a fee of $1,000 for each Board of Directors meeting attended and (with certain exceptions) $500 for each meeting of a committee of the Board of Directors attended. All of the directors are reimbursed for expenses incurred in connection with their attendance at Board of Directors and committee meetings. In addition, certain directors of the Company are eligible to receive stock options under the Company's 1998 Director Stock Option Plan. See "--Stock Plans--1998 Director Stock Option Plan."

EXECUTIVE COMPENSATION

 Summary Compensation

  The following table sets forth certain information regarding the compensation for the fiscal year ended January 31, 1998 of the Company's executive officers as of January 31, 1998 ("Named Executive Officers"):

                          SUMMARY COMPENSATION TABLE

                                                       LONG-TERM
                                                    COMPENSATION(2)
                                                    ---------------
                                       ANNUAL
                                   COMPENSATION(1)      AWARDS
                                  ----------------- ---------------
                                                       NUMBER OF
                                                        SHARES
                                                      UNDERLYING     ALL OTHER
  NAME AND PRINCIPAL POSITION      SALARY   BONUS       OPTIONS     COMPENSATION
  ---------------------------     -------- -------- --------------- ------------
William T. End..................  $266,500 $120,000       --           $3,153
 Chief Executive Officer and
 Chairman of the Board
Donald J. Steiner...............   266,500  120,000       --              740
 Vice Chairman of the Board
John A. O'Steen.................   226,666   99,411      8,000          6,423
 Executive Vice President,
 Operations and Director
Mark Fasold.....................   175,900   80,000        --           1,192
 Executive Vice President, Chief
 Financial Officer, Treasurer
 and Secretary
Paul D. Tarvin..................   226,666  109,411      8,000          4,366
 Executive Vice President and
 President and
 Chief Executive Officer of
 Frontgate

--------
(1) In accordance with the rules of the Securities and Exchange Commission, other compensation in the form of perquisites and other personal benefits has been omitted, as such perquisites and other personal benefits constituted less than the lesser of $50,000 or 10% of the total of annual salary and bonus for each executive officer.

(2) The Company did not make any restricted stock awards, grant any stock appreciation rights or make any long-term incentive plan payouts during the fiscal year ended January 31, 1998. As of January 31, 1998, Mr. End, Mr. Steiner and Mr. Fasold held 1,300,000, 1,220,000 and 400,000 shares of restricted Common Stock, respectively. Based upon an assumed initial
    public offering price of $    per share, the aggregate value of such
    shares, net of their aggregate original purchase price, was $   .

 Option Grants

  The following table sets forth certain information concerning grants of stock options to each of the Named Executive Officers during the fiscal year ended January 31, 1998.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                          POTENTIAL
                                                                      REALIZABLE VALUE
                                                                         AT ASSUMED
                                                                       ANNUAL RATES OF
                                                                         STOCK PRICE
                                                                      APPRECIATION FOR
                                      INDIVIDUAL GRANTS                OPTION TERM(2)
                         -------------------------------------------- -----------------
                                                  EXERCISE
                         NUMBER OF   PERCENT OF   OR BASE
                           SHARES   TOTAL OPTIONS  PRICE
                         UNDERLYING  GRANTED TO     PER
                          OPTIONS   EMPLOYEES IN   SHARE   EXPIRATION
NAME                      GRANTED    FISCAL YEAR   ($)(1)     DATE       5%      10%
----                     ---------- ------------- -------- ---------- -------- --------
William T. End..........     --          --          --         --         --       --
Donald J. Steiner.......     --          --          --         --         --       --
John A. O'Steen.........   8,000         1.7        6.00    3/26/04   $ 19,541 $ 45,538
Mark Fasold.............     --          --          --         --         --       --
Paul D. Tarvin..........   8,000         1.7        6.00    3/26/04   $ 19,541 $ 45,538

--------
(1) Options are incentive stock options, become exercisable over a four-year period and generally terminate three months following termination of the executive officer's employment with the Company or seven years after the date of grant, whichever occurs earlier. The exercise price of each option was determined to be equal to the fair market value per share of Common Stock on the date of grant.
(2) Amounts reported in these columns represent amounts that may be realized upon exercise of the options immediately prior to the expiration of their term assuming the specified compound rates of appreciation (5% and 10%) in the market value of the Common Stock on the date of option grant over the term of the options. These numbers are calculated based on rules promulgated by the Securities and Exchange Commission and do not reflect the Company's estimate of future stock price growth. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise of the option or the sale of the underlying shares. The actual gains, if any, on the exercises of stock options will depend on the future performance of the Common Stock, the optionholder's continued employment through the option period, and the date on which the options are exercised. There can be no assurance that the rates of appreciation assumed in this table can be achieved or that the amounts reflected will be received by the individuals.

 Year-End Option Values

  The following table sets forth certain information concerning the number and value of unexercised options held by each of the executive officers of the Company on January 31, 1998. None of the Named Executive Officers exercised any stock options during the fiscal year ended January 31, 1998.

                                                       VALUE OF UNEXERCISED IN-THE-
                          NUMBER OF SHARES UNDERLYING             MONEY
                         UNEXERCISED OPTIONS AT FISCAL      OPTIONS AT FISCAL
                                   YEAR-END                      YEAR-END
                         ----------------------------- ----------------------------
    NAME                   EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE(1)
    ----                 ----------------------------- ----------------------------
William T. End..........                    --                     --
Donald J. Steiner.......                    --                     --
Mark Fasold.............        106,250/168,750
John A. O'Steen.........         103,125/92,375
Paul D. Tarvin..........         103,125/92,375

--------
(1) There was no public trading market for the Common Stock as of January 31, 1998. Accordingly, these values have been calculated on the basis of an
    assumed initial public offering price of     per share, less the
    applicable exercise price.

EMPLOYMENT AGREEMENTS

  Each of Messrs. End, Steiner, Fasold, O'Steen and Tarvin is party to an employment agreement with Cornerstone. The terms of the agreements of Messrs. End, Steiner and Fasold extend through July 31, 2000 and the terms of the agreements of Messrs. O'Steen and Tarvin extend through September 13, 2000. Under these agreements, Mr. End and Mr. Steiner are entitled to an annual salary of at least $250,000, subject to increase based on a consumer price index, as well as an annual bonus in an amount determined by the Board of Directors; Mr. Fasold is entitled to an annual salary of at least $150,000, subject to increase based on a consumer price index, as well as an annual bonus in an amount not less than 10% of his base salary; and Messrs. O'Steen and Tarvin are entitled to an annual base salary of not less than $175,000. Cornerstone may terminate the employment of any such executive only by the vote of two-thirds of the members of the Board of Directors of Cornerstone (excluding the employee, if he is a director). If the executive's employment is terminated by the Company without cause (as defined in the agreements), such executive shall receive a termination payment equal to one and one-half times the greater of (i) the aggregate of his base salary, benefits and bonuses due during the calendar year in which the termination occurs or (ii) the aggregate of his compensation, benefits and bonuses actually received during the preceding calendar year. The agreements of Messrs. O'Steen and Tarvin provide that such executive shall serve as executive officers of both Cornerstone and Frontgate.

  Each of Messrs. End, Steiner, Fasold, O'Steen and Tarvin is party to an agreement under which he is prohibited (subject to certain exceptions), for a period of 18 months following the termination of his employment with the Company, from engaging, directly or indirectly, in any business activity which is directly competitive with and detrimental to the business of Cornerstone. A catalog company with whose merchandise or target audience is substantially different from those of any catalog company than operated by Cornerstone shall not be considered directly competitive.

STOCK PLANS

 1998 Director Stock Option Plan

  In August 1998 the Company's Board of Directors adopted, and in October 1998 the Company's stockholders approved, the 1998 Director Stock Option Plan (the "Director Plan"), which provides for the grant of options to purchase a maximum of 200,000 shares of Common Stock of the Company to non-employee directors of the Company. The Director Plan is administered by the Board of Directors.

  Under the Director Plan, each non-employee director of the Company will be granted a nonstatutory stock option to purchase 12,000 shares of Common Stock on the date such person is first elected to the Board of Directors, and each non-employee director will be granted a nonstatutory stock option to purchase 6,000 shares of Common Stock on the date of each Annual Meeting of the Stockholders of the Company commencing with the 1999 Annual Meeting of Stockholders (other than
(i) any director who is first elected to the Board of Directors at such annual meeting or at any time subsequent to the prior year's annual meeting and (ii) any director who did not attend in the preceding fiscal year at least 75% of all the regularly scheduled meetings of the Board of Directors and of any committee of the Board of Directors on which the director served). The exercise price per share for all options granted under the Director Plan will be equal to the fair market value of the Common Stock on the date of grant. The options granted will become exercisable in three equal annual installments on each of the first three anniversaries of the date of grant, provided that the optionee remains a director at such time, and will become exercisable in full upon an acquisition of the Company. Each option will expire on the earlier of seven years from the date of grant and 90 days after the optionee ceases to be a director of the Company. No options to purchase shares have been granted to date under the Director Plan.

1995 STOCK OPTION PLAN AND 1998 STOCK INCENTIVE PLAN

  The Company has a 1995 Stock Option Plan (the "1995 Plan") under which an aggregate of 1,463,534 shares of Common Stock were reserved for issuance to officers, key employees and consultants of the Company and its subsidiaries. No further options may be granted under the 1995 Plan after the date of this Prospectus. As of September 30, 1998, options to purchase 1,251,815 shares of Common Stock were outstanding under the 1995 Plan. The 1995 Plan is administered by the Board of Directors. Options for an additional 260,000 shares of Common Stock, granted outside the 1995 Stock Option Plan, are also outstanding.

  The Company's 1998 Stock Incentive Plan (the "Incentive Plan") was adopted by the Board of Directors in August 1998 and approved by the stockholders of the Company in October 1998. The Incentive Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock awards and other stock-based awards (collectively "Awards"). The Incentive Plan provides for the issuance of a maximum of 3,200,000 shares of Common Stock of the Company in respect of Awards granted under the plan. The Incentive Plan is administered by the Board of Directors. No stock options or other stock awards have been granted to date under the Incentive Plan.

  Incentive Stock Options and Nonstatutory Stock Options. Optionees receive the right to purchase a specified number of shares of Common Stock at a specified option price and subject to such other terms and conditions as are specified in connection with the option grant. Options may be granted at an exercise price which may be equal to or greater than, but not less than, the fair market value of the Common Stock on the date of grant. Under present law, however, incentive stock options and options intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended, may not be granted at an exercise price less than the fair market value of the Common Stock on the date of grant (or less than 110% of the fair market value in the case of incentive stock options granted to optionees holding more than 10% of the voting power of the Company). Options may not be granted for a term in excess of ten years. The Incentive Plan permits the Board to determine the number of shares subject to each option granted, the exercise price of the option, the vesting schedule of the option, and the manner of payment of the exercise price of the option (including through payment by cash, check or in connection with a "cashless exercise" through a broker, by surrender to the Company of shares of Common Stock, by delivery to the Company of a promissory note, or by any other lawful means).

  Restricted Stock Awards. Restricted stock awards entitle recipients to acquire shares of Common Stock, subject to the right of the Company to repurchase all or part of such shares from the recipient in the event that the conditions specified in the applicable Award are not satisfied prior to the end of the applicable restriction period established for such Award.

  Other Stock-Based Awards. Under the Incentive Plan, the Board has the right to grant other Awards based upon the Common Stock having such terms and conditions as the Board may determine, including the grant of shares based upon certain conditions and, the grant of securities convertible into Common Stock.

  Eligibility to Receive Awards. Officers, employees, directors, consultants and advisors of the Company and its subsidiaries are eligible to be granted Awards under the Incentive Plan. Under present law, however, incentive stock options may only be granted to employees. The maximum number of shares with respect to which an Award may be granted to any participant under the Incentive Plan may not exceed 500,000 shares per calendar year. No Awards have been granted to date to any participant under the Incentive Plan.

1998 EMPLOYEE STOCK PURCHASE PLAN

  The Company's 1998 Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Board of Directors in August 1998 and approved by the stockholders in October 1998. The Purchase Plan authorizes the issuance of up to a total of 600,000 shares of Common Stock to participating employees. The Purchase Plan is administered by the Board of Directors.

  All full-time employees and certain part-time employees of the Company and designated subsidiaries are eligible to participate in the Purchase Plan. Employees who would immediately after the grant own 5% or more of the total combined voting power or value of the stock of the Company are not eligible to participate.

  Common Stock will be offered under the Purchase Plan through a series of offerings, generally six months in length. The first offering period will commence upon the date of this Prospectus and terminate on June 30, 1999; future offering periods will begin on each January 1 and July 1 and terminate on the following June 30 and December 31, respectively. On the first day of an offering period, the Company will grant to each eligible employee who has elected to participate in that offering an option to purchase shares through payroll deductions at a purchase price of 85% of the lesser of the market value of a share of the Company's Common Stock on the first day of such offering period and on the last day of such offering period. The employee may authorize an amount to be deducted by the Company from his or her pay for the purpose of purchasing such shares of up to 10% (or such lesser percentage as the Compensation Committee may fix for a particular offering) of his or her qualifying compensation. On the last day of the offering period, the employee is deemed to have exercised the option, at the option exercise price, to the extent of accumulated payroll deductions.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  In fiscal 1997, the Compensation Committee was comprised of Mr. Hunckler and Mr. Stemberg, non-employee directors, and Mr. Steiner, an executive officer of the Company. In May 1998, the Compensation Committee was reconstituted and is now comprised of Messrs. Hunckler, Stemberg and Walter, three of the Company's non-employee directors.

                             CERTAIN TRANSACTIONS

RELATED-PARTY TRANSACTIONS

  On June 9, 1995, the Company sold 1,425,000, 1,425,000, 400,000, 200,000,
200,000 and 100,000 shares of its Common Stock, respectively, to Donald J. Steiner, William T. End, Mark Fasold, John A. O'Steen, Paul D. Tarvin and H. Johan von der Goltz, respectively, for a purchase price of $.01 per share, all in connection with the founding of the Company. Also on June 9, 1995, the Company granted warrants to purchase 80,000 and 30,000 shares of its Common Stock at an exercise price of $.01 per share, respectively, to Mr. von der Goltz and Thomas G. Stemberg, respectively, all in connection with the founding of the Company.

  Pursuant to a stock purchase agreement entered into on September 13, 1995, and amended on November 15, 1995 and on January 31, 1996, among the Company and certain other parties named therein, the Company issued an aggregate of 35,000 shares of its Series A-1 Preferred Stock to Madison Dearborn Capital Partners, L.P. for an aggregate purchase price of $35,000,000, an aggregate of 20,000 shares of its Series A-2 Preferred Stock to Chase Venture Capital Associates, L.P. for an aggregate purchase price of $20,000,000 and an aggregate of 500 shares of its Series A-3 Preferred Stock to Boston Capital Ventures III, L.P. for an aggregate purchase price of $500,000. The Series A-1 Preferred Stock sold to Madison Dearborn Capital Partners, L.P., the Series A-2 Preferred Stock sold to Chase Venture Capital Associates, L.P. and the Series A-3 Preferred Stock sold to Boston Capital Ventures III, L.P. were converted into 7,692,308, 4,395,604 and 109,890 shares of the Company's Common Stock in August 1998.

  Pursuant to an exchange agreement dated September 13, 1995, among the Company and certain other parties named therein, the Company issued 1,000,000 shares of its Common Stock to Boston Capital Ventures II, L.P., 737,500 shares of its Common Stock to Boston Capital Ventures III, L.P., 232,030 shares of its Common Stock to Mr. Steiner, 200,000 shares of its Common Stock to the W.T.E. Family Limited Partnership (of which Mr. End is a general partner), 25,000 shares of its Common Stock to Mr. Fasold, 125,000 shares of its Common Stock to Mr. Stemberg and 12,500 shares of its Common Stock to Ned Levine (a former director of the Company), in exchange for certain shares of common stock of The Cornerstone Holdings Group, Inc. held by such entities and persons. Also pursuant to this exchange agreement, the Company granted options to purchase 20,000 shares of its Common Stock at an exercise price of $1.00 per share to each of Mr. Stemberg, Mr. Levine and Mr. von der Goltz in exchange for certain options to purchase shares of common stock of The Cornerstone Holdings Group, Inc. held by such persons.

  Pursuant to a purchase agreement entered into on September 13, 1995 among the Company, Frontgate, John A. O'Steen, Paul D. Tarvin, and certain other parties named therein, the Company issued 1,901 shares of its Series B Convertible Preferred Stock, 744 shares of its Series C Convertible Preferred Stock and 288 shares of its Tracking Stock--Series I, and paid $1,771,378, to Mr. O'Steen, an executive officer and director of the Company, and issued 1,800 shares of its Series B Convertible Preferred Stock, 704 shares of its Series C Convertible Preferred Stock and 278 shares of its Tracking Stock-- Series I, and paid $1,771,378, to Mr. Tarvin, an executive officer of the Company, in exchange for their interests in Frontgate. The preferred and tracking stock issued to Mr. O'Steen has been converted into an aggregate of 1,216,628 shares of Common Stock of the Company and the tracking stock was redeemed for additional payments totalling $3,622,731 and the preferred and tracking stock issued to Mr. Tarvin has been converted into an aggregate of 1,162,722 shares of Common Stock of the Company and the tracking stock was redeemed for additional payments totalling $3,490,811. Approximately one-third of the shares of tracking stock issued to Messrs. O'Steen and Tarvin was converted into Common Stock and redeemed for cash in January 1997. The remaining shares of tracking stock issued to Messrs. O'Steen and Tarvin were converted into Common Stock and redeemed for cash in January 1998. A small portion of the shares of Series B and Series C Convertible Preferred Stock issued to Messrs. O'Steen and Tarvin was converted into an aggregate of 766 shares of Common Stock in October 1997; the remaining shares of Series B and Series C Convertible Preferred Stock issued to Messrs. O'Steen and Tarvin were converted into Common Stock in August and September of 1998.

  On June 18, 1998, the Company sold 55,555 shares of its Common Stock to John Walter, a director of the Company, for an aggregate purchase price of $500,000, or $9.00 per share.

  The Company has adopted a policy providing that all material transactions between the Company and its officers, directors and other affiliates must be approved by a majority of the members of the Company's Board of Directors and by a majority of the disinterested members of the Company's Board of Directors.

CONTRACTUAL ARRANGEMENTS WITH OTHER EQUITYHOLDERS OF CORNERSTONE COMPANIES

  Cornerstone is party to certain agreements with the other parties that hold equity interests in TravelSmith and Whispering Pines, which establish rights and obligations of Cornerstone and such other parties with respect to their equity interest in such companies. The principal provisions of such agreements are summarized below. Although the Company believes these summaries cover all provisions of such agreements which are material to the Company, these summaries are not intended to be complete descriptions of such agreements and are qualified by reference to such agreements, copies of which are included as Exhibits to the Registration Statement of which this Prospectus is a part.

 TravelSmith

  Cornerstone acquired (through its predecessor company) a minority interest in TravelSmith, a California corporation, in July 1993. In July 1996 Cornerstone increased its ownership position to approximately 60% of the outstanding common stock (after giving effect to the conversion of all outstanding Convertible Preferred Stock), which it holds in the form of common stock and Convertible Preferred Stock. The balance of the outstanding common stock of TravelSmith is held by Charles L. Slaughter, Scott Sklar (who together own approximately 36% of the outstanding common stock on an as-converted basis) and certain other persons.

  Cornerstone and Mr. Slaughter, Mr. Sklar and another stockholder (collectively, the "TravelSmith Stockholders") have agreed to elect the following persons as directors of TravelSmith: Donald J. Steiner, William T. End, a third individual designated by Cornerstone (together, the "Cornerstone Directors"), Charles L. Slaughter, Scott Sklar, a third individual designated by Messrs. Slaughter and Sklar (together, the "Management Directors"), and an additional director mutually acceptable to the other directors. This agreement regarding the election of directors would terminate in the event Cornerstone owns less than 20% of the outstanding capital stock (including capital stock issuable upon conversion of any securities convertible into capital stock) of TravelSmith, the TravelSmith Stockholders collectively own less than 20% of the outstanding capital stock (including capital stock issuable upon conversion of any securities convertible into capital stock) of TravelSmith, or neither Mr. Slaughter nor Mr. Sklar is employed by TravelSmith.

  The consent of at least two-thirds of the members of the Board of Directors then in office, including the consent of at least one Cornerstone Director and one Management Director (a "Super-Majority Vote"), is required for certain corporate actions by TravelSmith, including a merger, consolidation or sale of substantially all of its assets, the issuance of capital stock (subject to certain exceptions), the incurrence of certain indebtedness and the relocation of TravelSmith's operations. In addition, TravelSmith is prohibited from terminating the employment of Mr. Slaughter or Mr. Sklar, reducing his compensation or benefits or otherwise adversely affecting his employment terms and conditions without the consent of two-thirds of the members of the Board of Directors (excluding Mr. Slaughter or Mr. Sklar, as the case may be). Moreover, TravelSmith may not terminate (other than for "cause", as defined) the employment of both Mr. Slaughter and Mr. Sklar prior to February 1, 2000.

  During the period between February 1, 2000 and February 1, 2003, each of the TravelSmith Stockholders has the right (exercisable not more than once), upon 60 days notice to Cornerstone, to require Cornerstone to purchase any or all of his shares of capital stock of TravelSmith, at a purchase price equal to the fair market value of such shares. The fair market value shall be determined by a Super-Majority Vote of the Board of Directors of TravelSmith or, absent such a determination, by an independent appraiser jointly selected by Cornerstone and Messrs. Slaughter and Sklar. Cornerstone may pay up to 25% of the purchase price in the form of Common Stock (provided the Common Stock is then listed on the Nasdaq National Market or a national securities exchange and is registered under the Securities Act) and up to 50% of the purchase price in the form of a promissory note (which shall be payable no later than one year from the date of such purchase, shall bear interest at the "prime" rate of BankBoston plus 2%, and shall be secured by 50% of the shares of TravelSmith purchased). If TravelSmith terminates the employment of either Mr. Slaughter or Mr. Sklar without "cause" or if Mr. Slaughter or Mr. Sklar terminates his employment with TravelSmith for "good reason" (each as defined in such person's employment agreement), this put right would become exercisable by such person for a period of 90 days after such employment termination, and Cornerstone would be obligated to pay the entire purchase price in cash. In addition, from and after the date of this Prospectus, any stockholder of TravelSmith (other than the TravelSmith Stockholders) shall have the right to exchange their shares of capital stock of TravelSmith for shares of Common Stock of Cornerstone, with the exchange ratio to be based upon the fair market value of the TravelSmith stock, as determined by a majority of the Board of Directors of TravelSmith, and the fair market value of the Common Stock of Cornerstone, based upon its public trading price. If Cornerstone were to breach its obligation to purchase or exchange shares of TravelSmith stock, as described in this paragraph, Cornerstone would be obligated to consent to and otherwise cooperate with a sale of, or an initial public offering by, TravelSmith, if Messrs. Slaughter and Sklar so elected, and would forfeit its entitlement to representation on the Board of Directors of TravelSmith.

  Cornerstone and each of the TravelSmith Stockholders have certain rights with respect to the registration of their shares of TravelSmith common stock under the Securities Act for sale to the public. In particular, at any time after the earlier of February 1, 2000 or six months after an initial public offering by TravelSmith, Cornerstone or TravelSmith Stockholders holding at least 20% of the outstanding common stock of TravelSmith (after giving effect to the conversion of Convertible Preferred Stock into common stock) may require TravelSmith to register such shares under the Securities Act. Cornerstone and the TravelSmith Stockholders also have "piggyback" rights with respect to certain registrations effected by TravelSmith. Cornerstone does not intend to exercise any such registration rights.

  Cornerstone has a right of first refusal with respect to future issuances of capital stock by TravelSmith (subject to certain exceptions) until such time as Cornerstone owns 80% of the outstanding capital stock of TravelSmith (including capital stock issuable upon conversion of any securities convertible into capital stock); thereafter, both Cornerstone and the TravelSmith Stockholders have pro rata preemptive rights with respect to capital stock issuances (subject to certain exceptions) by TravelSmith at a price below fair market value. Both Cornerstone and the TravelSmith Stockholders have rights of first refusal and co-sale rights with respect to sales or transfers of TravelSmith capital stock by each other (subject to certain exceptions).

  Cornerstone's intention is to either acquire additional shares of capital stock of TravelSmith (through the exercise of the rights described above or otherwise) or restructure certain of its contractual obligations to the extent required to permit Cornerstone to report the results of operations of TravelSmith on a consolidated basis. However, no assurance can be given that this will be achieved.

 Whispering Pines

  Cornerstone acquired a 51% interest in Whispering Pines, a Delaware limited liability company, in September 1997, and acquired an additional 29% interest in October 1998. Cabin Life Studies, Inc. ("CLI"), a corporation owned by Susan Kelly Panian, Margaret Kelly Murray and Edward R. Panian, holds the remaining 20% interest in Whispering Pines.

  As a limited liability company, the business of Whispering Pines is operated under the direction of a Board of Managers (rather than a Board of Directors). The number of members of the Board of Managers shall be determined from time to time by the Board of Managers and is currently five. CLI has the right to elect two of the members of the Board of Managers; the remaining members are elected by Cornerstone.

  In October 1998, Cornerstone purchased from CLI an additional 29% membership interest in Whispering Pines (bringing Cornerstone's total membership interest in Whispering Pines to 80%). The purchase price paid by Cornerstone for such interest consisted of $700,000 in cash, 17,647 shares of Common Stock of Cornerstone, and an obligation to pay such additional amount (if any) as is equal to (a) 29% of the greater of (i) Whispering Pines' earnings, before deducting interest expense, taxes and amortization of goodwill ("EBIT"), for fiscal 1999 multiplied by seven or (ii) the sum of (A) fiscal 1999 EBIT multiplied by three and (B) 25% of Whispering Pines' net sales for fiscal 1999, less (b) $1,000,000. Such additional amount would be payable within three months after the completion of fiscal 1999, and would be paid in the form of cash, Common Stock or a combination of the two, at CLI's election. Any shares of Common Stock issued in payment of such additional amount price shall be listed on the Nasdaq National Market or such other national securities exchange on which the Common Stock is then listed, and Cornerstone would be required to either register such shares of Common Stock under the Securities Act or grant CLI registration rights with respect to such shares substantially equivalent to those described under "Shares Eligible for Future Sales-- Registration Rights."

  Cornerstone has an additional option, exercisable during the 90 day period beginning February 1, 2003, to purchase the remaining 20% interest in Whispering Pines held by CLI. The purchase price for such interest would be 20% of the greater of (i) Whispering Pines' fiscal 2002 EBIT multiplied by seven or (ii) the sum of (A) fiscal 2002 EBIT multiplied by three and (B) 25% of Whispering Pines' net sales for fiscal 2002. The purchase price would be paid in the form of cash, Common Stock or a combination of the two, at CLI's election. Any shares of Common Stock issued in payment of such purchase price shall be listed on the Nasdaq National Market or such other national securities exchange on which the Common Stock is then listed, and Cornerstone would be required to either register such shares of Common Stock under the Securities Act or grant CLI registration rights with respect to such shares substantially equivalent to those described under "Shares Eligible for Future Sales--Registration Rights."

  If Cornerstone fails to exercise the foregoing option to acquire the remaining interest in Whispering Pines, CLI would have the right, during the 90 day period following the expiration of such option, to purchase all (but not less than all) of Cornerstone's membership interest in Whispering Pines, for a cash purchase price equal to the fair market value of such interest, as determined by an appraiser jointly selected by Cornerstone and CLI.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Common Stock of the Company as of September 30, 1998, and as adjusted to reflect the sale of the shares of Common Stock offered hereby, by
(i) each person or entity known to the Company to own beneficially more than 5% of the Company's Common Stock, (ii) each of the directors of the Company,
(iii) each of the Named Executive Officers, (iv) all Selling Stockholders, and
(v) all directors and executive officers as a group.

                            SHARES BENEFICIALLY                       SHARES TO BE
                              OWNED PRIOR TO                       BENEFICIALLY OWNED
                                OFFERING(1)                       AFTER OFFERING(1)(2)
                          -----------------------                -----------------------
                                                    NUMBER OF
NAME OF BENEFICIAL OWNER   NUMBER   PERCENTAGE(3) SHARES OFFERED  NUMBER   PERCENTAGE(3)
------------------------  --------- ------------- -------------- --------- -------------
5% Stockholders
Madison Dearborn Capital  7,692,308     26.8%
 Partners, L.P..........                                  --     7,692,308
 Suite 3800
 Three First National
  Plaza
 Chicago, Illinois 60602
Chase Venture Capital
 Associates, L.P........  4,395,604     15.3%             --     4,395,604
 380 Madison Avenue,
  12th Floor
 New York, New York
  10017
Fred E. and Moira E.      2,916,277     10.1%
 Kamgar (4).............                            1,029,412    1,886,865
 c/o Smith & Noble LLC
 1750 California Avenue
  #201
 Corona, California
  91719
Boston Capital Ventures   2,047,390      7.1%
 (5)....................                                  --     2,047,390
 Old City Hall
 45 School Street
 Boston, Massachusetts
  02108
A. Ray Weeks, Jr. and
 Helen Ballard
 Weeks (6)..............  1,777,084      6.2%         100,000    1,677,084
 c/o Weeks Corporation
 4497 Park Drive
 Norcross, Georgia 30093
John A. O'Steen (7).....  1,549,878      5.4%             --     1,549,878
 c/o Cinmar, Inc.
 2800 Henkle Drive
 Lebanon, Ohio 45036
William T. End (8)......  1,501,015      5.2%             --     1,501,015
 c/o Cornerstone Brands,
  Inc.
 415 Congress Street,
  Suite 600
 Portland, Maine 04101
Paul D. Tarvin (9)......  1,495,971      5.2%             --     1,495,971
 c/o Cinmar, Inc.
 2800 Henkle Drive
 Lebanon, Ohio 45036
Donald J. Steiner (10)..  1,451,015      5.0%             --     1,451,015
 c/o Cornerstone Brands,
  Inc.
 600 Atlantic Avenue,
  Suite 2800
 Boston, Massachusetts
  02210

                            SHARES BENEFICIALLY                       SHARES TO BE
                              OWNED PRIOR TO                       BENEFICIALLY OWNED
                                OFFERING(1)                       AFTER OFFERING(1)(2)
                          -----------------------                -----------------------
                                                    NUMBER OF
NAME OF BENEFICIAL OWNER   NUMBER   PERCENTAGE(3) SHARES OFFERED  NUMBER   PERCENTAGE(3)
------------------------  --------- ------------- -------------- --------- -------------
Other Directors
Benjamin D. Chereskin
 (11)...................        --       --              --            --       --
William J. Hunckler, III
 (12)...................        --       --              --            --       --
Stephen P. Murray (13)..        --       --              --            --       --
Thomas G. Stemberg(14)..    175,000       *              --        175,000       *
H.J. von der Goltz(15)..        --       --              --            --       --
John Walter.............     55,555       *              --         55,555       *
Other Named Executive
 Officers
Mark Fasold(16).........    587,500      2.0%            --        587,500
Other Selling
 Stockholders
Robert M.
 Perkowitz(17)..........  1,249,834      4.3%        441,176       808,658
Estate of Gladney
 Heazel(18).............    443,333      1.5%         83,333       360,000
All executive officers
 and directors as a
 group (11
 persons)(19)...........  6,815,935     23.3%            --      6,815,935

--------
*Less than 1%

 (1) Each stockholder possesses sole voting and investment power with respect to the shares listed, except as otherwise indicated. In accordance with the rules of the Securities and Exchange Commission, each stockholder is deemed to beneficially own any shares subject to stock options or warrants which are currently exercisable or which become exercisable within 60 days after September 30, 1998, and any reference in these footnotes to shares subject to stock options or warrants held by the person or entity in question refers to stock options or warrants which are currently exercisable or which become exercisable within 60 days after September 30, 1998. The inclusion herein of shares listed as beneficially owned does not constitute an admission of beneficial ownership. The number and percentage of shares owned after this offering assumes none of the listed stockholders will purchase additional shares in this offering.
 (2) The above table assumes no exercise of the over-allotment option to
     purchase up to an aggregate of     shares of Common Stock from the
     Company.

 (3) Number of shares deemed outstanding includes 28,742,071 shares outstanding as of September 30, 1998 and any shares subject to stock options or warrants held by the person or entity in question. Number of shares deemed outstanding after this offering includes the additional shares of Common Stock which are being offered by the Company hereby.


 (4) Consists of shares issued to the Kamgars in connection with the Company's acquisition of Smith+Noble in August 1998. Mr. Kamgar is President and Chief Executive Officer of Smith+Noble.

 (5) Consists of shares held by two related entities, Boston Capital Ventures II, L.P. and Boston Capital Ventures III, L.P. Boston Capital Ventures II, L.P. holds 1,115,100 shares of Common Stock and Boston Capital Ventures III, L.P. holds 932,290 shares of Common Stock.

 (6) Includes 3,750 shares issuable pursuant to options held by Ms. Weeks, the founder and Chief Executive officer of Ballard Designs, and 199,500 shares held in trust for certain family members.

 (7) Includes 133,250 shares issuable pursuant to options held by Mr. O'Steen, 761,231 shares held in a trust of which Mr. O'Steen is a beneficiary and 20,000 shares held for the benefit of certain family members.

 (8) Includes 750,000 shares held by a limited partnership for the benefit of certain family members.

 (9) Includes 133,250 shares issuable pursuant to options held by Mr. Tarvin.

(10) Includes 750,000 shares held in trust for certain family members.

(11) Excludes 7,692,308 shares held by Madison Dearborn Capital Partners, L.P. Mr. Chereskin is a Managing Director and stockholder of Madison Dearborn, Inc., the general partner of the general partner of Madison Dearborn Capital Partners, L.P. Mr. Chereskin disclaims beneficial ownership of such shares except to the extent of his pecuniary interest in Madison Dearborn Capital Partners, L.P.

(12) Excludes 7,692,308 shares held by Madison Dearborn Capital Partners, L.P. Mr. Hunckler is a Managing Director and stockholder of Madison Dearborn, Inc., the general partner of the general partner of Madison Dearborn Capital Partners, L.P. Mr. Hunckler disclaims beneficial ownership of such shares except to the extent of his pecuniary interest in Madison Dearborn Capital Partners, L.P.

(13) Excludes 4,395,604 shares held by Chase Venture Capital Associates, L.P., of which Mr. Murray is a general partner.
(14) Includes 30,000 shares issuable pursuant to warrants and 20,000 shares issuable pursuant to options held by Mr. Stemberg.
(15) Excludes 2,047,390 shares held by Boston Capital Ventures, of which Mr. von der Goltz is a general partner. Mr. von der Goltz disclaims beneficial ownership of such shares except to the extent of his pecuniary interest in Boston Capital Ventures.

(16) Includes 162,500 shares issuable pursuant to options held by Mr. Fasold and 94,812 shares held in trust for the benefit of certain family members.
(17) Consists of shares issued to Mr. Perkowitz, the Chief Operating Officer of Smith+Noble, in connection with the Company's acquisition of Smith+Noble in August 1998.
(18) Ms. Heazel was an employee of Ballard Designs.
(19) Includes 449,000 shares issuable pursuant to options and 30,000 shares issuable pursuant to warrants.

                         DESCRIPTION OF CAPITAL STOCK

  After the filing of the Company's Restated Certificate of Incorporation immediately following the closing of this offering, the authorized capital stock of the Company will consist of 150,000,000 shares of Common Stock, $.001 par value per share, and 5,000,000 shares of Preferred Stock, $.01 par value per share. As of September 30, 1998, there were outstanding (i) 28,742,071 shares of Common Stock held by 44 stockholders of record, (ii) options to purchase an aggregate of 1,511,815 shares of Common Stock and (iii) warrants to purchase an aggregate of 31,000 shares of Common Stock.

  Although the Company believes the following summary of certain provisions of the Company's Common Stock, Preferred Stock, warrants, Restated Certificate of Incorporation and Amended and Restated By-laws (the "By-laws") covers all material provisions affecting the rights of holders of capital stock of the Company, such summary is not intended to be complete and is qualified by reference to the provisions of applicable law and to the Company's Restated Certificate of Incorporation and By-laws included as exhibits to the Registration Statement of which this Prospectus is a part. See "Additional Information."

COMMON STOCK

  Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding Preferred Stock. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding Preferred Stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares offered by the Company in this offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future.

PREFERRED STOCK

  Under the terms of the Restated Certificate of Incorporation, the Board of Directors is authorized, subject to any limitations prescribed by law, without stockholder approval, to issue from time to time up to an aggregate of 5,000,000 shares of Preferred Stock, in one or more series. Each such series of Preferred Stock shall have such rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by the Board of Directors.

  The purpose of authorizing the Board of Directors to issue Preferred Stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the rights of the holders of Common Stock and could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of the Company. The Company has no present plans to issue any shares of Preferred Stock.

WARRANTS

  As of September 30, 1998, there were outstanding warrants for the purchase of an aggregate of 31,000 shares of Common Stock, at an exercise price of $.01 per share. The warrants were issued in June 1995 to certain of the initial investors in the Company and expire in June 2005.

DELAWARE LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS

  The Company is subject to the provisions of Section 203 of the General Corporation Law of Delaware. Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (i) prior to such date, the Board of Directors approved the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction resulting in the stockholder becoming an interested stockholder, the interested stockholder owned not less than 85% of the corporation's voting stock outstanding at the time such transaction commenced (excluding shares held by certain affiliates of the corporation) or (iii) at or subsequent to the time the stockholder became an interested stockholder, the business combination is approved both by the Board of Directors and, at a meeting and not by written consent, by holders of at least 66% of the outstanding voting stock not owned by the interested stockholder. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

  The Restated Certificate of Incorporation provides for the division of the Board of Directors into three classes, as nearly equal in size as possible, with staggered three-year terms of office. See "Management." In addition, the Restated Certificate of Incorporation provides that, so long as the Board of Directors remains so classified, directors may be removed only for cause. Any vacancy on the Board of Directors, however occurring, including a vacancy resulting from an enlargement of the Board of Directors, may be filled by vote of a majority of the directors then in office. The classification of the Board of Directors and the provisions governing the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company.

  The Restated Certificate of Incorporation and By-laws also provide that any action required or permitted to be taken by the stockholders of the Company at an annual meeting or special meeting of stockholders may be taken by written consent in lieu of a meeting only if such written consent is executed by all stockholders of the Company, and that special meetings of stockholders may be called only by the President, Chief Executive Officer or Board of Directors of the Company. The foregoing provisions could have the effect of delaying until the next stockholders meeting stockholder actions which are favored by the holders of a majority of the outstanding voting securities of the Company. These provisions may also discourage another person or entity from making a tender offer for the Common Stock, because such person or entity, even if it acquired a majority of the outstanding voting securities of the Company, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders' meeting, and not by written consent.

  The By-laws provide that nominations for directors may not be made by stockholders at any annual or special meeting thereof unless the stockholder intending to make a nomination notifies the Company of the nomination a specified number of days in advance of the meeting and furnishes to the Company certain information regarding such stockholder and the intended nominee. The By-laws also require advance notice of any proposal to be brought by a stockholder before any annual or special meeting of stockholders and the provision of certain information to the Company regarding such stockholder and any material interest such stockholder may have in the proposal. These provisions could inhibit or prevent certain stockholder proposals, including ones related to a possible acquisition of the Company, from being brought before a meeting of stockholders.

  The Restated Certificate of Incorporation and the By-laws require the affirmative vote of the holders of at least 75% of the shares of capital stock of the Company issued and outstanding and entitled to vote to amend or repeal any of the provisions described in the prior two paragraphs.

  The Restated Certificate of Incorporation contains certain provisions permitted under the General Corporation Law of Delaware relating to the liability of directors. The provisions eliminate a director's liability to stockholders for monetary damages for a breach of fiduciary duty, except in certain circumstances, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. Further, the Restated Certificate of Incorporation contains provisions requiring that the Company indemnify the Company's directors and officers to the fullest extent permitted by the General Corporation Law of Delaware. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors.

TRANSFER AGENT AND REGISTRAR
  The transfer agent and registrar for the Common Stock is       .

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to this offering, there has been no public market for the securities of the Company. Upon the closing of this offering, based upon the number of
shares outstanding at September 30, 1998, there will be    shares of Common
Stock of the Company outstanding. Of these shares, the    shares sold in this
offering will be freely tradeable without restriction or further registration under the Securities Act, except that any shares purchased by "affiliates" of the Company, as that term is defined in Rule 144 ("Rule 144") under the Securities Act ("Affiliates"), may generally only be sold in compliance with the limitations of Rule 144 described below.

  The remaining 27,088,150 shares (the "Restricted Shares") were issued and sold by the Company in private transactions in reliance upon exemptions under the Securities Act. Restricted Shares generally may be sold in the public market only if registered under the Securities Act or sold in compliance with Rule 144.

SALES OF RESTRICTED SHARES

  Of the Restricted Shares, 791,353 shares will be eligible for sale in the public market in reliance on Rule 144(k) as of the date of this Prospectus; all of these shares are subject to the lock-up agreements described below. An additional 23,216,719 Restricted Shares will be eligible for sale in the public market pursuant to Rule 144 and Rule 701 under the Securities Act
beginning approximately 90 days after the date of this Prospectus;   of these
shares are subject to the lock-up agreements described below. The remaining 3,080,078 Restricted Shares become eligible for sale in the public market
under Rule 144 at various dates thereafter;    of these shares are subject to
the lock-up agreements described below.

  In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including persons deemed to be affiliates of the Company, whose Restricted Shares have been fully paid for and held for at least one year from the later of the date of issuance by the Company or acquisition from an affiliate of the Company, may sell such shares in brokers' transactions or directly to market makers beginning approximately 90 days after the date of this Prospectus, provided the number of shares sold in any three-month period does not exceed the greater of 1% of the then outstanding
shares of the Common Stock (approximately    shares, based on the number of
shares to be outstanding after this offering) or the average weekly trading volume in the public market during the four calendar weeks preceding the filing of the seller's Form 144. Sales under Rule 144 are also subject to certain notice of sale requirements and the availability of current public information concerning the Company. After two years have elapsed from the later of the issuance of Restricted Shares by the Company or their acquisition from an affiliate of the Company, such shares may be sold without limitation, pursuant to Rule 144(k), by persons who have not been affiliates of the Company for at least three months. Rule 144 also provides that affiliates who are selling shares that are not Restricted Shares must nonetheless comply with the same restrictions applicable to Restricted Shares with the exception of the holding period requirement.

  Restricted Shares that have been issued in reliance on Rule 701 (such as shares of Common Stock issued under the Company's stock option plans) may be resold by persons other than affiliates of the Company, beginning approximately 90 days after the date of this Prospectus, subject only to the manner of sale provisions of Rule 144, and may be resold by affiliates of the Company under Rule 144 without compliance with its one-year holding period requirement.

  Rule 144A under the Securities Act would permit, subject to certain conditions, the sale by the current holders of Restricted Shares of all or a portion of such shares to certain "qualified institutional buyers," as defined in Rule 144A under the Securities Act.

  The Company intends to file, shortly following the closing of this offering, Form S-8 registration statements under the Securities Act to register all shares of Common Stock issuable under its employee and director stock plans. See "Management--Stock Plans." Those registration statements will become effective immediately upon filing. Shares issued pursuant to those registration statements will be eligible for resale in the public market, subject to the Rule 144 limitations applicable to affiliates of the Company and to the lock-up agreements described below, if applicable.

LOCK-UP AGREEMENTS

  The holders of approximately % of the outstanding shares of Common Stock have agreed that, subject to certain exceptions, for a period of 180 days after the date of this Prospectus, they will not, without the prior written consent of NationsBanc Montgomery Securities LLC, directly or indirectly, offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or securities exercisable for or convertible into Common Stock.

REGISTRATION RIGHTS

  Pursuant to the terms of an Amended and Restated Registration Agreement, (the "Registration Agreement") by and among the Company and certain stockholders of the Company (the "Rightsholders"), the Rightsholders are entitled to certain rights with respect to the registration under the Securities Act of a total of approximately 26,759,150 shares of Common Stock (the "Registrable Shares"). Rightsholders holding 12,392,307 shares of Common Stock have the right under the Registration Agreement to require the Company to prepare and file from time to time after this offering, up to four registration statements on Form S-1, provided that the gross proceeds to the Rightsholders requesting such registration equals at least $10,000,000 or the registration covers at least one-third of the requesting Rightsholders' Registrable Shares. Rightsholders holding 15,087,830 shares of Common Stock have the right to request an unlimited number of registration statements on Form S-2 or Form S-3, provided that the gross proceeds from such offering equals at least $1,000,000. The Company is not required to file more than two registration statements on behalf of the Rightsholders in any twelve month period. The Registration Agreement also provides that in the event the Company proposes to file a registration statement under the Securities Act with respect to an offering by the Company for its own account or the account of another person, or both, the Rightsholders shall be entitled to include Registrable Shares in such registration. In the event that the former owners of Smith+Noble (the "S+N Holders") sell shares of Common Stock in this offering which results in gross proceeds of less than $25,000,000, the S+N Holders will have a priority, before other holders of Registrable Securities, to include shares in registrations for the Company's account, such that the gross proceeds to the S+N Holders from the sale of shares of Common Stock in this offering and any such subsequent offerings, equals $25,000,000 (the "S+N Priority"). The ability of the Rightsholders to include shares in subsequent offerings is subject to the right of the managing underwriter of any such offering to exclude some or all of such Registrable Shares from such registration if in the opinion of the underwriter the number of shares requested to be included in such registration exceeds the number which may be sold in an orderly manner within the applicable price range. In the event of registrations for the account of the Company, where the S+N Priority is applicable, the amount of Registrable Securities to be offered for the account of the S+N Holders (up to the number of shares determined by the S+N Priority) is subject to reduction, pro rata with the shares offered by the Company, before other shares may be included in the registration. In the event of registrations for the account of (i) a person other than the Company or (ii) the Company, where the S+N Priority is not applicable, the amount of Registrable Shares to be offered for the accounts of the Rightsholders shall be reduced pro rata among all of the requesting Rightsholders based upon the number of shares held by all requesting Rightsholders.

EFFECT OF SALES OF SHARES

  Prior to this offering, there has been no public market for the Common Stock, and no prediction can be made as to the effect, if any, that market sales of shares of Common Stock or the availability of shares for sale will have on the market price of the Common Stock prevailing from time to time. Nevertheless, sales of significant numbers of shares of the Common Stock in the public market could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities.

                                 UNDERWRITING

  The Underwriters named below (the "Underwriters"), represented by NationsBanc Montgomery Securities LLC, Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Representatives"), have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement, to purchase from the Company and the Selling Stockholders the aggregate number of shares of Common Stock indicated below opposite their respective names at the initial public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of the shares of Common Stock if they purchase any.

                                                                      NUMBER OF
              UNDERWRITERS                                             SHARES
              ------------                                            ---------
NationsBanc Montgomery Securities LLC................................
Goldman, Sachs & Co. ................................................
Merrill Lynch, Pierce, Fenner & Smith Incorporated...................
                                                                       -------
      Total..........................................................
                                                                       =======

  The Representatives have advised the Company that the Underwriters propose initially to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow selected dealers
a concession of not more than $   per share; and the Underwriters may allow,
and such dealers may reallow, a concession of not more than $   per share to
certain other dealers. After this offering, the offering price and other selling terms may be changed by the Representatives. The Common Stock is offered subject to receipt and acceptance by the Underwriters and to certain other conditions, including the right to reject orders in whole or in part.

  The Company and certain Selling Stockholders have granted an option to the Underwriters, exercisable during the 30-day period after the date of this
Prospectus, to purchase up to a maximum of    additional shares of Common
Stock, respectively, to cover over-allotments, if any, at the same price per share as the initial shares to be purchased by the Underwriters. To the extent the Underwriters exercise this option, each of the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with this offering.

  The Underwriting Agreement provides that the Company and the Selling Stockholders will indemnify the several Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

  At the request of the Company, the Underwriters have reserved for sale to certain employees of the Company and certain other persons, at the initial public offering price, up to of the shares of Common Stock offered hereby. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby.

  The holders of approximately % of the outstanding shares of Common Stock have agreed that, subject to certain exceptions, for a period of 180 days after the date of this Prospectus, they will not, without the prior written consent of NationsBanc Montgomery Securities LLC, directly or indirectly, sell, offer, contract or grant any option to sell, pledge, transfer, establish an open put equivalent position or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable or exercisable for or convertible into shares of Common Stock. In addition, subject to certain exceptions (including without limitation grants and issuances under employee and director stock plans), the Company has agreed that, for a period of 180 days after the date of this Prospectus, it will not, without the prior written consent of NationsBanc Montgomery Securities LLC, directly or indirectly, sell, offer, contract or grant any option to sell, pledge, transfer, establish an open put equivalent position or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock, or securities exchangeable or exercisable for or convertible into shares of Common Stock.

  The Underwriters are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock. If the Underwriters create a short position in the Common Stock in connection with this offering, i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus, the Underwriters may reduce that short position by purchasing Common Stock in the open market. The Underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above. In addition, the Representatives may impose "penalty bids" under contractual arrangements with the Underwriters whereby they may reclaim from an Underwriter (or dealer participating in this offering) for the account of the other Underwriters, the selling concession with respect to the Common Stock that is distributed in this offering but subsequently purchased for the account of the Underwriters in the open market.

  In general, purchases of Common Stock for the purpose of stabilization or to reduce a short position could cause the price of the Common Stock to be higher than it might be in the absence of such purchases. None of the Company, the Selling Stockholders and the Underwriters makes any representation or predictions as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, none of the Company, the Selling Stockholders and the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

  The Representatives have informed the Company that the Underwriters do not expect to make sales of Common Stock offered by this Prospectus to accounts over which they exercise discretionary authority in excess of 5% of the number of shares of Common Stock offered hereby.

  The Common Stock has been approved for listing on NYSE under the symbol "CSB," subject to notification by the Company of the commencement of this offering. In order to satisfy a condition to such approval, the Underwriters have undertaken to sell the Common Stock offered hereby in round lots of 100 shares to a number of beneficial holders that meets NYSE's public distribution requirements.

  Prior to this offering, there has been no public market for the Common Stock. Consequently, the initial public offering price will be determined by negotiations among the Company, the Selling Stockholders and the Representatives. Among the factors considered in such negotiations will be the history of, and the prospects for, the Company and the industry in which it competes, an assessment of the Company's management, its past and present earnings and the trend of such earnings, the prospects for future earnings of the Company, the present state of the Company's business, the general condition of the securities markets at the time of this offering and the market prices of publicly traded stock of comparable companies in recent periods.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered by the Company hereby will be passed upon for the Company by Hale and Dorr LLP, Boston, Massachusetts. Certain legal matters will be passed upon for the Underwriters by Ropes & Gray, Boston, Massachusetts.

                                    EXPERTS

  The consolidated financial statements of Cornerstone at January 31, 1998 and January 25, 1997 and for each of the three years in the period ended January 31, 1998 appearing in this Prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, which is based in part on the reports of BDO Seidman, LLP and Arthur Andersen LLP, independent auditors. The financial statements referred to above are included in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

  The financial statements of Garnet Hill and for each of the three years in the period ended July 31, 1997, and of Frontgate for the interim period ended September 12, 1995, appearing in this Prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement (which term shall include all amendments, exhibits, schedules and supplements thereto) on Form S-1 under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission, to which Registration Statement reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement and the exhibits thereto may be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. In addition, the Company is required to file electronic versions to these documents with the Commission through the Commission's Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system. The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

  The Company intends to distribute to its stockholders annual reports containing audited consolidated financial statements. The Company also intends to make available to its stockholders, within 45 days after the end of each fiscal quarter, reports for the first three quarters of each fiscal year containing interim unaudited financial information.

                         INDEX TO FINANCIAL STATEMENTS

CORNERSTONE BRANDS, INC.
Report of Ernst & Young LLP, Independent Auditors........................   F-2
Report of BDO Seidman, LLP, Independent Certified Public Accountants.....   F-3
Report of Arthur Andersen LLP, Independent Auditors......................   F-4
Consolidated Balance Sheets as of January 25, 1997 and January 31, 1998
 and August 1, 1998 (unaudited)..........................................   F-5
Consolidated Statements of Operations for the years ended January 27,
 1996, January 25, 1997 and January 31, 1998 and for the six months ended
 August 2, 1997 (unaudited) and August 1, 1998 (unaudited)...............   F-6
Consolidated Statements of Cash Flows for the years ended January 27,
 1996, January 25, 1997 and January 31, 1998 and for the six months ended
 August 2, 1997 (unaudited) and August 1, 1998 (unaudited)...............   F-7
Consolidated Statements of Redeemable Convertible Preferred Stock and
 Stockholders' Equity for the years ended January 27, 1996, January 25,
 1997 and January 31, 1998 and for the six months ended August 1, 1998
 (unaudited).............................................................   F-8
Notes to Consolidated Financial Statements...............................   F-9
GARNET HILL, INC.
Report of Ernst & Young LLP, Independent Auditors........................  F-25
Statements of Income for the years ended July 29, 1995, July 26, 1996 and
 July 25, 1997...........................................................  F-26
Statements of Cash Flows for the years ended July 29, 1995, July 26, 1996 and July 25, 1997.......................................................  F-27
Notes to Financial Statements............................................  F-28
CINMAR L.P.
Report of Ernst & Young LLP, Independent Auditors........................  F-31
Statement of Income for the period from January 1, 1995 to September 12,
 1995....................................................................  F-32
Statement of Cash Flows for the period from January 1, 1995 to September
 12, 1995................................................................  F-33
Notes to Financial Statements............................................  F-34
UNAUDITED PRO FORMA FINANCIAL STATEMENTS
Unaudited Pro Forma Combined Statements of Operations for the year ended
 January 31, 1998........................................................  PF-2
Unaudited Pro Forma Combined Statements of Operations for the six months ended August 2, 1997....................................................  PF-3
Unaudited Pro Forma Consolidated Balance Sheet as of August 1, 1998......  PF-4
Notes to Unaudited Pro Forma Financial Statements........................  PF-5

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors
Cornerstone Brands, Inc.

  We have audited the accompanying consolidated balance sheets of Cornerstone Brands, Inc. (formerly The International Cornerstone Group, Inc.) (the Company) as of January 25, 1997 and January 31, 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended January 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Ballard Designs, Inc. (Ballard), a wholly-owned subsidiary, included in the consolidated financial statements as of January 25, 1997 and for the years ended January 27, 1996 and January 25, 1997, which statements reflect total assets constituting approximately 9% at January 25, 1997 and revenues constituting approximately 44% and 29% for the years ended January 27, 1996 and January 25, 1997, respectively, of the related consolidated totals and Smith & Noble LLC (Smith & Noble), a wholly owned subsidiary, included in the consolidated financial statements as of January 25, 1997 and January 31, 1998 and for each of the three years in the period ended January 31, 1998, which statements reflect total assets constituting approximately 5% and 4% at January 25, 1997 and January 31, 1998, respectively, and revenues constituting approximately 26%, 20% and 13% for fiscal years ended January 27, 1996, January 25, 1997 and January 31, 1998, respectively, of the related consolidated totals. Those statements were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to data included for Ballard in the January 27, 1996 and January 25, 1997 financial statements and Smith & Noble in the January 27, 1996, January 25, 1997 and January 31, 1998 financial statements, is based solely on the reports of the other auditors.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

  In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at January 25, 1997 and January 31, 1998, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 1998, in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

Boston, Massachusetts
April 17, 1998, except as to Note 3, as to which the date is August 25, 1998

  The foregoing report is in the form that will be signed to reflect the merger of the Company and Smith & Noble LLC as described in Note 3 to the financial statements and the inclusion, in an amendment to the Registration Statement, of financial statements of the Company including the date of consummation of the merger.

                                          /s/ Ernst & Young LLP

Boston, Massachusetts
August 25, 1998

     REPORT OF BDO SEIDMAN, LLP, INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholders of Ballard Designs, Inc.

  We have audited the balance sheet of Ballard Designs, Inc. as of December 31, 1996, and the related statements of operations and retained earnings, and cash flows for the years ended December 31, 1996 and 1995 (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ballard Designs, Inc. as of December 31, 1996, and the results of its operations and cash flows for the years ended December 31, 1996 and 1995, in conformity with generally accepted accounting principles.

                                          /s/ BDO Seidman, LLP

Atlanta, Georgia
December 18, 1997

              REPORT OF ARTHUR ANDERSEN LLP, INDEPENDENT AUDITORS

To the Members of Smith & Noble LLC:

  We have audited the accompanying balance sheets of Smith & Noble LLC (a California Limited Liability Company) as of December 31, 1996 and 1997, and the related statements of operations, proprietors'/members' capital and cash flows for each of the three years in the period ended December 31, 1997 (not included herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standard require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Smith & Noble LLC as of December 31, 1996 and 1997, the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          /s/ Arthur Andersen LLP

Orange County, California
February 5, 1998

                            CORNERSTONE BRANDS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                        JANUARY 25    JANUARY 31     AUGUST 1
                                           1997          1998          1998
                                        -----------  ------------  ------------
                                                                    (UNAUDITED)
                ASSETS
Current assets:
 Cash and cash equivalents............  $11,235,821  $  4,869,505  $  2,014,326
 Investments..........................    9,141,449     4,095,887     2,403,334
 Accounts receivable..................    1,129,478     3,787,044     4,682,432
 Inventory............................    6,214,876    29,272,128    34,702,768
 Deferred income taxes................          --        953,842     2,518,643
 Prepaid expenses and other current
  assets..............................    3,157,764     8,920,532    12,102,192
                                        -----------  ------------  ------------
Total current assets..................   30,879,388    51,898,938    58,423,695
Property and equipment, net...........    5,992,723    12,480,579    19,799,078
Investment in affiliate...............    2,033,469     3,842,411     6,050,187
Goodwill..............................   14,831,010    59,897,954    59,136,375
Deferred income taxes.................      117,296           --            --
Other assets..........................    1,458,691     5,525,984     5,904,881
                                        -----------  ------------  ------------
Total assets..........................  $55,312,577  $133,645,866  $149,314,216
                                        ===========  ============  ============
 LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Borrowings under line of credit......  $       --   $ 15,450,000  $ 30,235,000
 Accounts payable.....................    6,153,632    15,943,805    16,722,813
 Accrued expenses and other current
  liabilities.........................    3,850,222     8,032,591     9,628,915
 Payable to related parties...........    3,226,600     2,772,530       573,821
 Deferred income taxes................      339,207           --            --
 Debt and capital leases maturing
  within one year.....................      503,701        77,483        75,000
                                        -----------  ------------  ------------
Total current liabilities.............   14,073,362    42,276,409    57,235,549
Long term debt and capital leases.....    2,046,544       331,860       313,364
Deferred income taxes.................          --        735,781       735,781
Payable to related parties, less
 current portion......................    1,543,821           --            --
Minority interest.....................          --        518,760       275,042
Commitments and contingencies
Redeemable convertible preferred
 stock:
 Series A, $0.01 par value, 56,500
  shares authorized; 22,554 shares
  issued and outstanding at January
  25, 1997 and 56,385 issued and
  outstanding at January 31, 1998
  ($59,897,245 and $61,306,871
  liquidation value at January 31,
  1998 and August 1, 1998,
  respectively).......................   22,838,198    58,815,151    60,332,299
Stockholders' equity:
 Series B convertible preferred stock,
  $0.01 par value, 9,000 shares
  authorized; 6,500 shares issued and
  outstanding at January 25, 1997 and
  7,242 issued and outstanding at
  January 31, 1998 and August 1, 1998
  ($7,242,000 liquidation value at
  January 31, 1998 and August 1,
  1998)...............................           65            72            72
 Series C convertible preferred stock,
  $0.01 par value, 2,250 shares
  authorized; 1,500 shares issued and
  outstanding at January 25, 1997 and
  750 issued and outstanding at
  January 31, 1998 and August 1, 1998
  ($750,000 liquidation value at
  January 31, 1998 and August 1,
  1998)...............................           15             8             8
 Common stock, $0.001 par value,
  28,499,400 shares authorized;
  12,465,408 shares issued and
  outstanding at January 25,1997,
  14,538,730 issued and outstanding at
  January 31, 1998 and 14,619,266
  issued and outstanding at August 1,
  1998................................       12,466        14,539        14,619
Additional paid-in capital............   11,182,761   (13,199,653)   42,968,350
Retained earnings (accumulated
 deficit).............................    3,524,341    43,985,333   (12,589,582)
Unrealized gains on available for sale
 securities...........................       91,334       167,936        29,044
Less: treasury stock--330,000 shares..         (330)         (330)         (330)
                                        -----------  ------------  ------------
Total stockholders' equity............   14,810,652    30,967,905    30,422,181
                                        -----------  ------------  ------------
Total liabilities and stockholders'
 equity...............................  $55,312,577  $133,645,866  $149,314,216
                                        ===========  ============  ============

                            See accompanying notes.

                            CORNERSTONE BRANDS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                       YEARS ENDED                     SIX MONTHS ENDED
                          ---------------------------------------  -------------------------
                          JANUARY 27    JANUARY 25    JANUARY 31    AUGUST 2      AUGUST 1
                             1996          1997          1998         1997          1998
                          -----------  ------------  ------------  -----------  ------------
                                                                   (UNAUDITED)  (UNAUDITED)
Net sales...............  $60,535,799  $106,100,377  $216,334,704  $80,807,393  $139,268,557
Cost of sales...........   32,817,120    54,750,794   112,250,872   42,409,598    71,015,829
                          -----------  ------------  ------------  -----------  ------------
Gross profit............   27,718,679    51,349,583   104,083,832   38,397,795    68,252,728
                          -----------  ------------  ------------  -----------  ------------
Operating expenses:
 Selling, catalog and
  fulfillment expenses..   22,872,664    36,407,948    73,249,119   25,872,609    49,287,984
 General and
  administrative........    3,508,435     6,910,994    15,636,186    5,570,637     9,963,837
 Amortization and
  depreciation..........      759,195     1,734,953     3,522,884    1,403,794     2,438,867
 Restructuring charge...          --            --        943,000          --      2,837,781
                          -----------  ------------  ------------  -----------  ------------
Total operating
 expenses...............   27,140,294    45,053,895    93,351,189   32,847,040    64,528,469
                          -----------  ------------  ------------  -----------  ------------
Operating income........      578,385     6,295,688    10,732,643    5,550,755     3,724,259
Investment income
 (expense), net.........      (95,148)      367,141      (207,883)      78,588      (198,760)
                          -----------  ------------  ------------  -----------  ------------
Income before equity in
 net income (loss) of
 affiliate, minority
 interest and income
 taxes..................      483,237     6,662,829    10,524,760    5,629,343     3,525,499
                          -----------  ------------  ------------  -----------  ------------
Income taxes............      157,794       984,999     3,103,038    1,723,632       324,295
                          -----------  ------------  ------------  -----------  ------------
Income before equity in
 net income (loss) of
 affiliate and minority
 interest...............      325,443     5,677,830     7,421,722    3,905,711     3,201,204
Equity in net income
 (loss) of affiliate....       (5,001)      391,825     1,808,942      995,000     2,207,776
Minority interest.......          --            --        275,199       81,882       243,718
Net income..............      320,442     6,069,655     9,505,863    4,982,593     5,652,698
                          -----------  ------------  ------------  -----------  ------------
Deemed dividend of
 redeemable convertible
 preferred stock........          --            --    (21,069,203)  (3,718,453)          --
Accretion of redeemable
 convertible preferred
 stock..................     (360,065)   (1,308,685)   (2,300,514)    (938,512)   (1,517,148)
                          -----------  ------------  ------------  -----------  ------------
Net income (loss)
 applicable to common
 stock..................  $   (39,623) $  4,760,970  $(13,863,854) $   325,628  $  4,135,550
                          ===========  ============  ============  ===========  ============
Net income (loss) per
 share of common stock..  $    (0.003) $       0.39  $      (1.08) $      0.03  $       0.29
                          ===========  ============  ============  ===========  ============
Net income (loss) per
 share of common stock,
 assuming dilution......  $    (0.003) $       0.31  $      (1.08) $      0.03  $       0.19
                          ===========  ============  ============  ===========  ============
Pro forma:
 Historical net income..  $   320,442  $  6,069,655  $  9,505,863  $ 4,982,593  $  5,652,698
 Provision (benefit) for
  income taxes on
  previously untaxed
  earnings of pooled S-
  Corporation...........     (326,641)      500,067       151,551      151,551           --
 Provision for income
  taxes on previously
  untaxed earnings of
  pooled limited
  liability company.....      383,054       969,228     1,973,544      977,200     1,646,007
                          -----------  ------------  ------------  -----------  ------------
 Pro forma net income...  $   264,029  $  4,600,360  $  7,380,768  $ 3,853,842  $  4,006,691
                          ===========  ============  ============  ===========  ============
 Pro forma net income
  per common share......  $     (0.01) $       0.27  $      (1.24) $     (0.06) $       0.18
                          ===========  ============  ============  ===========  ============
 Pro forma net income
  per common share,
  assuming dilution.....  $     (0.01) $       0.23  $      (1.24) $     (0.06) $       0.13
                          ===========  ============  ============  ===========  ============

                            See accompanying notes.

                            CORNERSTONE BRANDS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                      YEARS ENDED                     SIX MONTHS ENDED
                          --------------------------------------  -------------------------
                          JANUARY 27   JANUARY 25    JANUARY 31     AUGUST 2     AUGUST 1
                             1996         1997          1998          1997         1998
                          -----------  -----------  ------------  ------------  -----------
                                                                  (UNAUDITED)   (UNAUDITED)
OPERATING ACTIVITIES
Net income..............  $   320,442  $ 6,069,655  $  9,505,863  $  4,982,593  $ 5,652,698
Adjustments to reconcile
 net income to net cash
 provided by operating
 activities:
 Amortization and
  depreciation..........      759,195    1,734,953     3,522,884     1,403,794    2,438,867
 Minority interest......          --           --       (275,199)      (81,882)    (243,718)
 Equity in net (income)
  loss of affiliates....        5,001     (391,825)   (1,808,942)     (995,000)  (2,207,776)
 Deferred income taxes..     (100,000)    (100,000)   (1,696,940)     (857,538)  (1,564,801)
 Restructuring charge...          --           --        943,000           --     2,837,781
 Loss (gain) on disposal
  of equipment..........       (3,494)       1,082           --            --           --
Changes in working
 capital:
 Receivables............      213,885     (412,015)   (2,174,875)   (3,491,186)    (895,388)
 Inventory..............     (484,195)    (658,530)   (2,952,456)   (1,628,268)  (5,430,640)
 Other assets...........      338,263   (1,128,699)   (2,874,537)   (2,014,467)  (4,116,797)
 Accounts payable,
  accruals and other
  liabilities...........    1,737,331    2,821,562     1,263,199     1,239,224     (462,449)
                          -----------  -----------  ------------  ------------  -----------
Net cash provided (used)
 by operating
 activities.............    2,786,428    7,936,183     3,451,997    (1,442,730)  (3,992,223)
INVESTING ACTIVITIES
Purchase of available
 for sale securities....   (6,002,048)  (9,824,052)   (7,442,308)   (5,221,154)  (1,480,075)
Sale of available for
 sale securities........    1,150,000    7,975,985    12,564,472     8,293,786    3,033,736
Purchases of property
 and equipment..........   (1,441,443) (1,646,660)    (3,497,693)   (1,097,382)  (8,439,547)
Proceeds from sale of
 equipment..............       14,318          873           --            --           --
Acquisitions, net of
 cash of acquired
 companies..............          --    (1,047,000)  (48,734,748)  (41,196,420)         --
                          -----------  -----------  ------------  ------------  -----------
Net cash used in
 investing activities...   (6,279,173)  (4,540,854)  (47,110,277)  (39,221,170)  (6,885,886)
FINANCING ACTIVITIES
Cash received from
 issuance of Series A
 preferred stock, net of
 issuance costs.........    7,735,574    2,459,298    33,676,439    22,222,076          --
Cash from sale of common
 stock..................          --           --            --            --       500,245
Contributions from
 shareholders...........          265      870,325           --            --           --
Distributions to
 shareholders...........     (903,578)  (2,040,561)   (4,663,026)   (2,858,552)  (5,042,627)
Borrowings (repayments)
 on line of credit......     (104,999)  (1,070,000)   15,450,000    20,620,811   14,785,000
Payment of liabilities
 to related parties.....          --      (583,141)   (3,731,891)   (2,693,931)  (2,198,709)
Payment of long-term
 debt and capital
 leases.................      272,359     (866,410)   (3,439,558)   (2,176,371)     (20,979)
                          -----------  -----------  ------------  ------------  -----------
Net cash provided (used)
 by financing
 activities.............    6,999,621   (1,230,489)   37,291,964    35,114,033    8,022,930
                          -----------  -----------  ------------  ------------  -----------
Net increase (decrease)
 in cash................    3,506,876    2,164,840    (6,366,316)   (5,549,867)  (2,855,179)
Cash and cash
 equivalents at
 beginning of the
 period.................    5,564,105    9,070,981    11,235,821    11,235,821    4,869,505
                          -----------  -----------  ------------  ------------  -----------
Cash and cash
 equivalents at end of
 period.................  $ 9,070,981  $11,235,821  $  4,869,505  $  5,685,954  $ 2,014,326
                          ===========  ===========  ============  ============  ===========
SUPPLEMENTAL DISCLOSURES
 OF CASH FLOW
 INFORMATION
 Cash paid for
  interest..............  $   353,360  $   390,980  $  1,473,957  $    175,162  $   848,829
                          ===========  ===========  ============  ============  ===========
 Cash paid for income
  taxes.................  $       --   $   920,000  $  3,458,530  $    654,500  $ 3,609,541
                          ===========  ===========  ============  ============  ===========

                            CORNERSTONE BRANDS, INC.

       CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK
                            AND STOCKHOLDERS' EQUITY

                          REDEEMABLE                                   RETAINED
                          CONVERTIBLE                   ADDITIONAL   EARNINGS AND
                           PREFERRED  COMMON  PREFERRED   PAID-IN    ACCUMULATED   TREASURY UNREALIZED  STOCKHOLDERS'
                             STOCK     STOCK    STOCK     CAPITAL      DEFICIT      STOCK     GAINS        EQUITY
                          ----------- ------- --------- -----------  ------------  -------- ----------  -------------
Balance at January 28,
 1995...................  $       --  $ 6,383   $--     $     7,283  $    949,189   $ --    $     --     $   962,855
Formation of the
 Company................   10,974,576   6,083     80     12,466,725    (1,364,223)                        11,108,665
Issuance of Series A
 preferred stock, net of
 issuance costs of
 $264,426...............    7,735,574     --     --             --            --      --          --             --
Contributions by owners
 of Smith & Noble LLC...          --      --     --             265           --      --          --             265
Distributions to owners
 of Smith & Noble LLC...          --      --     --             --       (903,578)    --          --        (903,578)
Accretion of redeemable
 convertible preferred
 stock to redemption
 value..................      360,065     --     --        (360,065)          --      --          --        (360,065)
Net income..............          --      --     --             --        320,442     --          --         320,442
                          ----------- -------   ----    -----------  ------------   -----   ---------    -----------
Balances at January 27,
 1996...................   19,070,215  12,466     80     12,114,208      (998,170)    --          --      11,128,584
Issuance of Series A
 preferred stock, net of
 issuance costs of
 $94,703................    2,459,298     --     --             --            --      --          --             --
Contributions by owners
 of Smith & Noble LLC...          --      --     --         870,325           --      --          --         870,325
Distributions to
 shareholders of the
 Company................          --      --     --        (200,675)          --      --          --        (200,675)
Distributions to
 shareholders of Ballard
 Designs, Inc...........          --      --     --        (292,742)          --      --          --        (292,742)
Distributions to owners
 of Smith & Noble LLC...          --      --     --             --     (1,547,144)    --          --      (1,547,144)
Shares returned to
 Company for no
 consideration..........          --      --     --             330           --     (330)        --             --
Unrealized gain on
 available for sale
 securities.............          --      --     --             --            --      --       91,334         91,334
Accretion of redeemable
 convertible preferred
 stock to redemption
 value..................    1,308,685     --     --      (1,308,685)          --      --          --      (1,308,685)
Net income..............          --      --     --             --      6,069,655     --          --       6,069,655
                          ----------- -------   ----    -----------  ------------   -----   ---------    -----------
Balances at January 25,
 1997...................   22,838,198  12,466     80     11,182,761     3,524,341    (330)     91,334     14,810,652
Tracking stock
 transactions...........          --    1,323    --       7,537,005           --      --          --       7,538,328
Shares issued in
 conjunction with
 purchase acquisitions..          --      750    --       5,999,250           --      --          --       6,000,000
Issuance of Series A
 preferred stock, net of
 issuance costs of
 $154,924...............   33,676,439     --     --             --            --      --          --             --
Distributions to
 shareholders of Ballard
 Designs, Inc...........          --      --     --             --     (1,050,549)    --          --      (1,050,549)
Undistributed earnings
 reclassified to
 additional paid-in-
 capital due to the
 termination of S
 corporation status.....          --      --     --         497,628      (497,628)    --          --             --
Distributions to members
 of Smith & Noble LLC...          --      --     --             --     (3,612,477)    --          --      (3,612,477)
Unrealized gain on
 available for sale
 securities.............          --      --     --             --            --      --       76,602         76,602
Accretion of redeemable
 convertible preferred
 stock to redemption
 value..................    2,300,514     --     --      (2,300,514)          --      --          --      (2,300,514)
Deemed dividend of
 redeemable convertible
 preferred stock........          --      --     --      21,069,203   (21,069,203)    --          --             --
Net income..............          --      --     --             --      9,505,863     --          --       9,505,863
                          ----------- -------   ----    -----------  ------------   -----   ---------    -----------
Balances at January 31,
 1998...................   58,815,151  14,539     80     43,985,333   (13,199,653)   (330)    167,936     30,967,905
Issuance of common stock
 upon exercise of
 warrants (unaudited)...          --       25    --             225           --      --          --             250
Sale of common stock
 (unaudited)............          --       55    --         499,940           --      --          --         499,995
Distributions to members
 of Smith & Noble LLC
 (unaudited)............          --      --     --             --     (5,042,627)    --          --      (5,042,627)
Unrealized (loss) on
 available for sale
 securities
 (unaudited)............          --      --     --             --            --      --     (138,892)      (138,892)
Accretion of redeemable
 convertible preferred
 stock to redemption
 value (unaudited)......    1,517,148     --     --      (1,517,148)          --      --          --      (1,517,148)
Net income (unaudited)..          --      --     --             --      5,652,698     --          --       5,652,698
                          ----------- -------   ----    -----------  ------------   -----   ---------    -----------
Balances at August 1,
 1998 (unaudited).......  $60,332,299 $14,619   $ 80    $42,968,350  $(12,589,582)  $(330)  $  29,044    $30,422,181
                          =========== =======   ====    ===========  ============   =====   =========    ===========

                            See accompanying notes.

                           CORNERSTONE BRANDS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (INFORMATION AS OF AUGUST 1, 1998 AND FOR THE SIX MONTHS ENDED AUGUST 2, 1997
                       AND AUGUST 1, 1998 ARE UNAUDITED)

1. SIGNIFICANT ACCOUNTING POLICIES

 Organization

  Cornerstone Brands, Inc. (the Company) was organized in August 1998 under the laws of the State of Delaware to serve as a holding company for The Cornerstone Brands Group, Inc., formerly The International Cornerstone Group, Inc., which was organized in June 1995. In 1995, the Company acquired Cinmar, Inc., Cinmar L.P. and related assets (collectively referred to as Frontgate). In 1996, the Company acquired a majority interest in TravelSmith Outfitters, Inc. (TravelSmith). In 1997, the Company acquired a majority ownership in The Territory Ahead, Inc. (March 1997), and Whispering Pines LLC (September 1997), and 100% ownership of Garnet Hill, Inc. (July 1997) and Ballard Designs, Inc. (Ballard). Additionally, in August 1998, the Company acquired Smith & Noble LLC (Smith & Noble).

  The Company's primary business is direct mail specialty catalog retail, with sales throughout the United States.

 Fiscal Year End

  Prior to the year ended January 31, 1998, the Company's fiscal year ended the last Saturday in January. Beginning in the year ended January 31, 1998, the Company adopted a fiscal year of 52- or 53-week periods that end on the Saturday closest to January 31 of each year. For the purposes of these notes to the consolidated financial statements, the fiscal years ended January 27, 1996, January 25, 1997 and January 31, 1998 are referred to as fiscal 1995, 1996 and 1997, respectively. Each of the fiscal years presented contains 52 weeks, except for 1997, which contains 53 weeks

 Consolidation

  The consolidated financial statements include the accounts of the Company and its subsidiaries, except TravelSmith, which is accounted for on the equity method (see Note 4). All significant intercompany transactions are eliminated. The consolidated financial statements as of January 25, 1997 and for the years ended January 25, 1997 and January 27, 1996 include the accounts of Ballard and Smith & Noble as of December 31, 1996 and for the calendar years 1996 and 1995, respectively. The consolidated financial statements of the Company as of and for the year ended January 31, 1998 include the accounts of Ballard for the period from January 1, 1997 to January 31, 1998 (thirteen months) and the accounts of Smith & Noble for the calendar year 1997. The effect on consolidated revenues and net income for fiscal 1997 of including the extra month of operations was not significant.

 Unaudited Interim Information

  In the opinion of management, the consolidated financial statements for the unaudited periods presented include all adjustments necessary for a fair presentation in accordance with generally accepted accounting principles, consisting solely of normal recurring accruals and adjustments. The results of operations for the six months ended August 1, 1998 are not necessarily indicative of results which would be expected for a full fiscal year.

 Risks and Uncertainties

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                           CORNERSTONE BRANDS, INC.

  Smith+Noble purchases a majority of its products from a single vendor. The Territory Ahead purchases (directly or indirectly) substantially all, and Garnet Hill purchases (directly or indirectly) a majority, of its merchandise from foreign suppliers.

 Cash and Cash Equivalents

  The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

 Short-Term Investments

  The Company accounts for its investment securities under the provisions of Statement of Financial Accounting Standards No. 115, Accounting for Certain Debt and Equity Securities. The Company's marketable debt and equity securities are classified as "available for sale" and are reported at fair market value with unrealized gains and losses included as a separate component of stockholders' equity.

  Smith & Noble has held options to purchase equity securities, which are considered to be derivatives. Smith & Noble's objective for holding these derivatives is current and future income. The derivatives are reported in the financial statements as equity securities available for sale. Accordingly, the options are reported at fair market value with unrealized gains and losses included as a separate component of stockholders' equity.

  Realized gains and losses, interest and dividends on all securities are included in investment income.

 Inventory

  Inventories, which consist principally of goods available for sale, are stated at the lower of cost or market, including provisions for obsolescence commensurate with known or estimated exposures. The reserve for obsolescence was $496,000 and $2,235,000 as of January 25, 1997 and January 31, 1998,
respectively. The principal basis of determining cost is the first-in, first-out (FIFO) method.

 Catalog Costs

  Prepaid expenses consist primarily of costs associated with the production and mailing of the Company's direct mail catalogs. At January 25, 1997 and January 31, 1998, the Company capitalized approximately $2,076,000 and $7,404,000 of catalog costs, respectively. These costs are amortized over the estimated periods in which the related revenues are generated, generally three months or less. Total advertising and catalog expense for fiscal 1995, 1996 and 1997 was approximately $17,150,000, $27,335,000 and $52,785,000, respectively.

 Property and Equipment

  Property and equipment are stated at cost or, for assets acquired through business combinations, at fair value at the dates of the respective acquisitions. For financial reporting purposes, depreciation is generally determined on the straight-line method using estimated useful lives of the assets. Depreciation expense was $473,000, $852,000 and $1,567,000 for fiscal 1995, 1996 and 1997, respectively. Estimated useful lives are as follows:

                                                                          YEARS
                                                                          -----
      Building...........................................................  40
      Equipment..........................................................  3-7
      Furniture and fixtures............................................. 5-10

                           CORNERSTONE BRANDS, INC.

 Other Assets

  Other assets consist primarily of mailing lists acquired through business combinations and are recorded at fair market value at date of acquisition and amortized on a straight-line basis over four years. The total amount of mailing list amortization charged to expense for fiscal 1995, 1996 and 1997 was approximately $185,000, $590,000, and $855,000 respectively. Accumulated amortization on the Company's mailing lists was $1,625,000 as of January 31, 1998.

  Other assets at January 31, 1998 also include a $1,728,000 loan receivable from a former stockholder of The Territory Ahead (see Note 14--Related-Party Transactions).

 Goodwill

  Goodwill arises from the excess of the cost of the purchase of a business over the value of the underlying net assets and is being amortized by the straight-line method over 40 years. The amount of amortization charged to expense for fiscal 1995, 1996 and 1997 was $101,000, $322,000 and $1,036,000,
respectively. Accumulated amortization was $423,000 at January 25, 1997 and $1,459,000 at January 31, 1998. At each balance sheet date, management assesses whether there has been a permanent impairment in the value of goodwill by comparing anticipated undiscounted future cash flows from operating activities with the carrying value of the goodwill. The amount of any resulting impairment is calculated using the same undiscounted cash flows from operating activities. The factors considered by management in this assessment include operating and economic factors. If this review indicates that goodwill will not be recoverable, as determined based on the undiscounted cash flows of the acquired businesses over the remaining amortization period, the carrying value of goodwill would be reduced by the estimated shortfall of cash flows.

 Income Taxes

  The Company accounts for income taxes in accordance with Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes." Tax provisions and credits are recorded at statutory rates for taxable items included in the consolidated statements of income regardless of the period in which such items are reported for tax purposes. Deferred income taxes are recognized for temporary differences between financial statement and income tax bases of assets and liabilities.

 Revenue Recognition

  Inventory sales are recorded as revenue when products are shipped. For inventory drop shipped by vendors, the Company records prepayments by customers as customer deposits, which are included in accrued expenses on the accompanying consolidated balance sheets. Revenue is recognized for drop shipped sales when the goods are shipped by the vendor to the customer.

 Customer Returns

  The Company provides a reserve for customer returns, which approximates the gross profit on projected merchandise returns. The reserve balance at January 25, 1997 and January 31, 1998 was $487,000 and $2,453,000, respectively, and is included in accrued liabilities.

 Stock-Based Compensation

  The Company accounts for stock-based compensation in accordance with Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation" (FAS 123). As permitted by Statement 123, the Company continues to account for its stock-based compensation under the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and provides pro forma

                           CORNERSTONE BRANDS, INC.

disclosures of the compensation expense determined under the fair value provisions of FAS 123. No stock-based compensation expense has been recognized in the consolidated financial statements.

 Earnings per Share

  The Company has presented earnings per share for all periods under Financial Accounting Standards Board Statement No. 128, "Earnings per Share" (FAS 128). Basic earnings per share is computed using net income (loss) applicable to common stock and the weighted average number of common shares outstanding and excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is computed using net income (loss) applicable to common stock and the weighted average number of outstanding shares of common stock and common stock equivalents, assuming the conversion of preferred stock and the exercise of stock options and warrants (using the treasury stock method). Common stock equivalents are excluded from the computation when their effect is anti-dilutive.

 Defined Contribution Plans

  Most of the Company's subsidiaries sponsor defined contribution retirement plans covering most employees. Expenses related to these plans were $0, $75,000 and $112,000 for fiscal 1995, 1996 and 1997, respectively.

 Comprehensive Income

  In June 1997, the Financial Accounting Standards Board issued Statement 130, "Reporting Comprehensive Income" (FAS 130). FAS 130 establishes new rules for the reporting and display of comprehensive income and its components. Adoption in 1998 has not had a material impact on the Company's financial statements.

 Segment Reporting

  The Company reports segment information under Financial Accounting Standards Board issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" (FAS 131). This statement, which is based on the management approach to segment reporting, establishes requirements to report selected segment information quarterly and to report entity-wide disclosures about products and services, major customers, and the major countries in which the Company holds assets and reports revenues. The Company holds assets and reports revenues in one operating segment.

 Recent Accounting Standard

  In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, which is required to be adopted in years beginning after June 15, 1999. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in fair value of the hedged assets, liabilities, or firm commitments will either be immediately recognized in earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivatives change in fair value will be immediately recognized in earnings. The Company has not yet determined what the effect of Statement 133 will be on the earnings and financial position of the Company.

2. ACQUISITIONS

  On September 12, 1995, the Company acquired all of the business assets of Frontgate for an aggregate purchase price of approximately $16 million, including related fees and expenses. For financial reporting purposes, the acquisition was accounted for under the purchase method. The operating results of the acquired business have been included in the Company's consolidated operating results since the date of acquisition.

                           CORNERSTONE BRANDS, INC.

  In conjunction with the acquisition of Frontgate, the Company issued 600 shares of Tracking Stock to the former owners of Frontgate, entitling them to additional consideration contingent on the earnings of Frontgate. During fiscal 1997, the Company bought the Tracking Stock for approximately $15 million of cash and common stock of the Company, which resulted in an increase to goodwill.

  On March 31, 1997, the Company purchased 80% of the outstanding shares of The Territory Ahead, Inc. (Territory Ahead) located in Santa Barbara, California. Territory Ahead is a catalog company that specializes in casual apparel. The Company's share of the assets and business of Territory Ahead was acquired for an aggregate purchase price of $12,350,000 in the form of cash payments, including related fees and expenses.

  On July 28, 1997, the Company acquired 100% of the outstanding shares of Garnet Hill, Inc. (Garnet Hill). Garnet Hill is a catalog company that specializes in home and casual apparel products. The assets and business were acquired for an aggregate purchase price of approximately $38 million, including related fees and expenses. The total consideration includes cash payments aggregating $30 million, issuance of 750,000 shares of Company common stock valued at $6 million and issuance of notes to the shareholders of approximately $1,700,000.

  On September 4, 1997, the Company acquired a 51% ownership interest in Whispering Pines LLC (Whispering Pines). Whispering Pines is a catalog company that specializes in home, leisure and casual apparel products. The Company paid $1 million in cash for its share of Whispering Pines.

  For financial reporting purposes, these acquisitions were accounted for under the purchase method. The operating results of the acquired businesses have been included in consolidated operating results since the dates of acquisition. The acquisitions, which resulted in a new basis of accounting reflecting the fair values of the assets at the acquisition date, have been summarized as follows:

                                                          THE
                                                       TERRITORY   WHISPERING
                                         GARNET HILL     AHEAD       PINES
                                         -----------  -----------  ----------
   Historical basis of net assets ac-
    quired.............................  $12,024,474  $   893,296  $1,010,000
   Fair value and other adjustments:
     Customer master file..............      921,000      612,000         --
     Inventory valuation adjustment....    1,510,737    1,435,460         --
     Fixed asset valuation adjustment..      266,312          --          --
                                         -----------  -----------  ----------
   Fair value of net assets............   14,722,523    2,940,756   1,010,000
   Ownership percentage................          100%          80%         51%
   Fair value of net assets purchased..   14,722,523    2,352,605     515,100
   Goodwill............................   23,007,281    9,997,395     484,900
                                         -----------  -----------  ----------
   Total purchase price................  $37,729,804  $12,350,000  $1,000,000
                                         ===========  ===========  ==========

  The following unaudited pro forma results of operations assume that the fiscal 1997 purchase transactions described above occurred on January 26, 1997. In addition to combining historical results of operations, the unaudited pro forma amounts shown include adjustments for the estimated effect of amortization associated with such transactions. The unaudited pro forma information below does not purport to be indicative of the results of operations that would have been achieved if the transactions described above had been consummated as of the beginning of fiscal 1997. In addition, the unaudited pro forma information below does not purport to be indicative of the results of operations which may be achieved in the future.

                           CORNERSTONE BRANDS, INC.

      Revenues................................................... $240,129,274
                                                                  ============
      Net income................................................. $  9,024,028
                                                                  ============
      Pro forma net income per common share...................... $      (1.08)
                                                                  ============
      Pro forma net income per common share, assuming dilution... $      (1.08)
                                                                  ============

3. POOLINGS OF INTERESTS

  In fiscal 1997, the Company acquired Ballard Designs, Inc. (Ballard). Ballard is a catalog company that specializes in home products. The Company exchanged 2,216,667 shares of common stock for all outstanding shares of Ballard's common stock. On August 25, 1998, the Company acquired Smith & Noble LLC (Smith & Noble). Smith & Noble is a catalog company that specializes in home products. The Company exchanged 4,166,111 shares of common stock for all outstanding membership interests of Smith & Noble. These acquisitions were accounted for as poolings of interests, and, accordingly, the accompanying consolidated financial statements include the financial position, results of operations and cash flows of Ballard and Smith & Noble for all periods.

  The statements of income combine Cornerstone's historical operating results for the fiscal years ended January 27, 1996, January 25, 1997 and January 31, 1998 with the corresponding Ballard operating results for the years ended December 31, 1995, 1996 and thirteen months ended January 31, 1998, respectively and Smith & Noble operating results for the years ended December 31, 1995, 1996 and 1997, respectively. The inclusion of the extra month (January 1997) in the fiscal year ended January 31, 1998 for Ballard did not have a significant effect on reported results of operations. Prior to the acquisitions, Ballard and Smith & Noble elected to be taxed as an S Corporation and limited liability company taxed as a partnership, respectively, under the Internal Revenue Code. Accordingly, the current taxable income of Ballard and Smith & Noble was taxable to its shareholders, who were responsible for the payment of taxes thereon. Ballard and Smith & Noble are included in the Company's U.S. federal income tax return subsequent to the date of the acquisition. Pro forma adjustments have been made to the consolidated statements of operations to reflect the income taxes that would have been provided had Ballard and Smith & Noble been subject to income taxes.

  Separate net sales and net income of the merged entities are presented in the following table:

                                      YEARS ENDED                  SIX MONTHS ENDED
                         ------------------------------------- ------------------------
                         JANUARY 27, JANUARY 25,  JANUARY 31,   AUGUST 2,   AUGUST 1,
                            1996         1997         1998        1997         1998
                         ----------- ------------ ------------ ----------- ------------
Net sales:
  Net sales of
   Cornerstone(1)....... $18,006,434 $ 54,853,505 $147,282,844 $48,720,986 $119,822,002
  Net sales of Smith &
   Noble................  15,690,384   20,927,758   27,996,960  13,011,000   19,446,555
  Net sales of Ballard..  26,838,981   30,319,114   41,054,900  19,075,407          --
                         ----------- ------------ ------------ ----------- ------------
    Net sales as
     reported........... $60,535,799 $106,100,377 $216,334,704 $80,807,393 $139,268,557
                         =========== ============ ============ =========== ============

--------
(1) Net sales of Cornerstone for the six months ended August 1, 1998 includes the results of Ballard.

                           CORNERSTONE BRANDS, INC.

                                   YEARS ENDED              SIX MONTHS ENDED
                         -------------------------------- ---------------------
                          JANUARY    JANUARY    JANUARY   AUGUST 2,  AUGUST 1,
                         27, 1996    25, 1997   31, 1998     1997       1998
                         ---------  ---------- ---------- ---------- ----------
Net income:
  Net income of
   Cornerstone(1)....... $ 179,410  $2,396,417 $3,924,188 $1,739,795 $1,537,197
  Net income of Smith &
   Noble................   957,635   2,423,070  4,933,857  2,443,000  4,115,501
  Net income (loss) of
   Ballard..............  (816,603)  1,250,168    647,818    799,798        --
                         ---------  ---------- ---------- ---------- ----------
    Net income as
     reported........... $ 320,442  $6,069,655 $9,505,863 $4,982,593 $5,652,698
                         =========  ========== ========== ========== ==========
Pro forma net income:
  Net income as
   reported(2).......... $ 320,442  $6,069,655 $9,505,863 $4,982,593 $5,652,698
  Pro forma tax
   provision of
   Smith & Noble........   383,054     969,228  1,973,544    977,200  1,646,007
  Pro forma tax
   provision (benefit)
   of Ballard...........  (326,641)    500,067    151,551    151,551        --
                         ---------  ---------- ---------- ---------- ----------
    Pro forma net
     income............. $ 264,029  $4,600,360 $7,380,768 $3,853,842 $4,006,691
                         =========  ========== ========== ========== ==========

--------
(1) Net income of Cornerstone for the six months ended August 1, 1998 includes the results of Ballard.
(2) Net income as reported for the six months ended August 1, 1998 includes net income and tax provision of Ballard.

4. TRAVELSMITH

  On July 17, 1996, the Company increased its ownership in TravelSmith to 60.8% in a transaction accounted for as a purchase. The Company is party to a stockholders agreement with certain stockholders of TravelSmith (the "TravelSmith Stockholders") under which the Company has the right to designate three of the seven directors of TravelSmith (the "Cornerstone Directors") and two of the TravelSmith Stockholders have the right to designate three of the seven directors (the "TravelSmith Directors"), with the seventh director to be an individual mutually acceptable to the other directors. The Company reflects its investment in TravelSmith under the equity method of accounting in order to comply with EITF Issue 96-16, Investor's Accounting for an Investee When the Shareholder Has a Majority Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights.

  The table below represents a summary of TravelSmith's financial position as of, and results of operations for the years ended, January 25, 1997 and January 31, 1998 and the six months ended August 1, 1998:

                                             JANUARY 25, JANUARY 31,  AUGUST 1,
                                                1997        1998        1998
                                             ----------- ----------- -----------
     Current assets.........................  $4,558,000 $13,627,000 $14,831,000
     Long-term assets.......................     473,000     559,000     731,000
     Total assets...........................   5,031,000  14,186,000  15,562,000
     Current liabilities....................   2,824,000   8,770,000   6,415,000
     Long-term liabilities..................     102,000      49,000      21,000
     Total liabilities......................   2,926,000   8,819,000   6,436,000
     Net sales..............................  18,054,000  35,995,000  33,546,000
     Gross profit...........................   9,043,000  18,150,000  16,932,000
     Net income.............................     707,000   3,140,000   3,713,000

                           CORNERSTONE BRANDS, INC.

  The January 31, 1998 investment in affiliate balance shown in the consolidated balance sheet includes approximately $580,000 of costs that represent the excess of the recorded investment over the amount of underlying equity in TravelSmith's net assets at date of acquisition. The difference is subject to amortization, consistent with the goodwill and mailing list amortization policies outlined in Note 1. The total consolidated retained earnings which represent the undistributed earnings of TravelSmith as of January 31, 1998 is approximately $1,946,000.

5. SHORT-TERM INVESTMENTS

  The composition of short-term investments is as follows:

                                                            JANUARY 25, 1997
                                                         -----------------------
                                                            COST    MARKET VALUE
                                                         ---------- ------------
     Equity investments................................. $  345,177  $  378,050
     Bond investments...................................    188,301     187,919
     Certificate of Deposit.............................  6,219,213   6,219,213
     U.S. Government securities.........................    497,424     497,097
     Mutual funds.......................................  1,800,000   1,859,170
                                                         ----------  ----------
                                                         $9,050,115  $9,141,449
                                                         ==========  ==========

                                                            JANUARY 31, 1998
                                                         -----------------------
                                                            COST    MARKET VALUE
                                                         ---------- ------------
     Equity investments................................. $  922,319  $  958,598
     Bond investments...................................    192,255     193,326
     Certificate of Deposit.............................  1,250,000   1,250,000
     U.S. Government securities.........................      9,789       9,887
     Mutual funds.......................................  1,424,999   1,538,276
     Options to buy equity securities...................    135,000     145,800
                                                         ----------  ----------
                                                         $3,934,362  $4,095,887
                                                         ==========  ==========

  The contractual maturities of available for sale securities, which include bond investments, certificate of deposits and U.S. government securities, at January 31, 1998 is as follows:

     Within one year................................................. $1,250,000
     One year to five years..........................................    101,216
     Five years to ten years.........................................     72,757
     Greater than ten years..........................................     28,071

6. REDEEMABLE CONVERTIBLE PREFERRED STOCK

  Redeemable convertible preferred stock is included as a separate caption in the consolidated balance sheets and was recorded upon issuance at fair value, net of issuance costs. It is periodically accreted to redemption value principally as a result of accrued and unpaid preferred stock dividends. Redeemable convertible preferred shareholders are entitled to certain voting rights.

  Of the 56,500 shares of Series A preferred stock, 35,000 shares are designated as Series A-1 (all of which are outstanding), 20,000 shares are designated as Series A-2 (all of which are outstanding) and 1,500 as A-3 (1,385 shares of which are outstanding). The Series A-1 shares are convertible at any time into a total of 7,692,308 shares of common stock. The Series A-2 shares are convertible into a total of 4,395,604 shares of

                           CORNERSTONE BRANDS, INC.

common stock, and Series A-3 shares are convertible into a total of 304,395 shares of common stock. The Series A shares have a liquidation value of $1,000 per share (aggregate of $56,385,000 as of January 31, 1998) and have liquidation preference to all other securities. The Series A shares accrue dividends at 5% per annum of the liquidation value from the date of issuance to the date of liquidation or redemption. The 5% dividends accrue, for liquidation or redemption, whether or not declared, provided, however, all such accrued and unpaid 5% dividends are canceled as of any conversion of the Series A preferred stock into common stock. At any time after June 30, 2002, the holders of the majority of the outstanding Series A-1 preferred or a majority of the outstanding Series A-2 preferred may request redemption, and the Company is required to redeem all such requesting preferred shares at a price equal to the liquidation value plus accrued and unpaid dividends. The redemption payments would be made in four annual installment payments starting 30 days from the date of the redemption request. Upon a change in ownership of more than 50% or other "fundamental change," as defined, the holders of the majority of the outstanding Series A-1 preferred or a majority of the outstanding Series A-2 preferred may request redemption sooner than June 30, 2002.

  In accordance with the provisions of the Series A preferred stock, upon liquidation or redemption of the Series A preferred stock, accrued 5% dividends would be payable, whether or not declared by the Company. As of January 25, 1997 and January 31, 1998, the accrued unpaid dividends on Series A preferred stock amounted to $1,426,773 and $3,512,245, respectively.

7. CONVERTIBLE PREFERRED STOCK

  All convertible preferred shareholders are entitled to certain voting rights. Each share of Series B preferred stock is convertible into 219.78021 shares of common stock (1,591,646 shares as of January 31, 1998). In addition, all Series B stock is required to be converted into common stock if the Company requires the Series A stock to convert upon a qualified public offering. The Series B shareholders are entitled to dividend rights based upon those afforded common stockholders. The Series B stock has a liquidation value of $1,000 per share (aggregate of $7,242,000 as of January 31, 1998) and a liquidation preference over the common shareholders and the Series C shareholders.

  Each share of Series C preferred stock is convertible into one share of Series B stock, which can then be converted into 219.78021 shares of common stock (164,833 shares at January 31, 1998). One-third of the Series C stock was converted to Series B on each of September 7, 1996 and 1997, and the remaining one-third will convert automatically on September 7, 1998. All of the shares of Series C stock are convertible into common stock prior to any public offering, a change of ownership of more than 50% of the outstanding common stock, or upon liquidation or dissolution. In addition, all Series C stock is required to be converted into Series B stock upon a qualified public offering. Shareholders of Series C stock are entitled to dividend rights based upon those afforded common stockholders. The Series C stock has a liquidation value of $1,000 per share (aggregate of $750,000 as of January 31, 1998) and does not have any preferences as to dividends or liquidation rights over any other shareholders.

8. COMMON STOCK

  The Company has reserved 14,148,786 shares of common stock for the conversion of the preferred stock.

  On issuance in 1995, 600 shares of common stock were designated as Tracking Stock--Series I (Tracking Stock). Owners of Tracking Stock were entitled to dividend rights based upon those afforded common stockholders. Each share of Tracking Stock was entitled to 1,300 votes per share. During the year ended January 31, 1998, the holders of the Tracking Stock received $2,476,600 (included in payable to related parties at January 25, 1997), consisting of cash and 272,160 shares of common stock, as a result of Frontgate's 1997 operating earnings, reducing the Tracking Stock shares to 400. Also during the year ended January 31, 1998, the remaining shares of Tracking Stock were redeemed for cash and 1,050,000 shares of common stock.

                           CORNERSTONE BRANDS, INC.

9. STOCK WARRANTS AND OPTIONS

  The Company's 1995 Stock Option Plan permits the Company to grant options to purchase common stock to certain officers and employees of the Company and its subsidiaries. The options vest at such times as determined by the Board of Directors at the time of grant. All options expire within ten years of the grant date. The number of shares authorized for grants of options was 1,743,534, as of January 31, 1998.

  At January 31, 1998 and August 1, 1998, warrants for 340,000 and 315,000 shares of Common Stock were outstanding, respectively. The exercise price of warrants for 200,000 shares was $1.50 per share and the exercise price of warrants for 140,000 shares was $.01 per share at January 31, 1998. The exercise price of warrants for 200,000 shares was $1.50 per share and the exercise price of warrants for 115,000 shares was $.01 per share at August 1, 1998.

  The following table summarizes stock option activity to August 1, 1998:

                                                                       WEIGHTED-
                                                                        AVERAGE
                                                                       EXERCISE
                                                              SHARES     PRICE
                                                             --------- ---------
     Outstanding at January 28, 1995........................       --
     Granted during the year................................   280,000   $ .93
                                                             ---------   -----
     Outstanding at January 27, 1996........................   280,000     .93
     Granted during the year................................   575,000    1.50
                                                             ---------   -----
     Outstanding at January 25, 1997........................   855,000    1.31
     Granted during the year................................   457,342    6.92
                                                             ---------   -----
     Outstanding at January 31, 1998........................ 1,312,342    3.27
     Granted during the period..............................   159,850    8.14
                                                             ---------   -----
     Outstanding at August 1, 1998.......................... 1,472,192   $3.80
                                                             =========   =====
     Exercisable stock options
       January 27, 1996.....................................   280,000
       January 25, 1997.....................................   280,000
       January 31, 1998.....................................   423,750
       August 1, 1998.......................................   603,404

  Pro forma information regarding net income is required by Financial Accounting Standards Board Statement No. 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to January 27, 1995 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1995, 1996 and 1997: weighted average risk free interest rate of 5%; no dividends; a near-zero volatility factor of the expected market price of common stock; and an expected life of 5 to 10 years.

  The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

  For the purposes of pro forma disclosure, the fair value of the option is amortized to expense over the option's vesting period. Options that vest upon the date of grant are expensed immediately. Pro forma information regarding net income and earnings per share is required by FAS 123.

                           CORNERSTONE BRANDS, INC.

  The following table presents the Company's pro forma earnings information:

                                              1995        1996        1997
                                            ---------  ----------  ----------
   Net income.............................. $ 320,442  $6,069,655  $9,505,863
   Amortization of stock options...........  (201,000)    (23,000)   (720,528)
                                            ---------  ----------  ----------
   Pro forma net income.................... $ 119,442  $6,046,655  $8,785,335
                                            =========  ==========  ==========
   Pro forma net income per common share... $   (0.02) $     0.38  $    (1.13)
                                            =========  ==========  ==========
   Pro forma net income per common share,
    assuming dilution...................... $   (0.02) $     0.31  $    (1.13)
                                            =========  ==========  ==========

  The weighted-average fair market value per share of the options granted in fiscal 1995, 1996 and 1997 was $0.48, $0.31 and $2.96, respectively.

  The pro forma effects of applying Statement of Financial Accounting Standards No. 123 presented above are not indicative of future amounts since additional future awards are anticipated.

10. LEASES

  The Company leases certain administrative office space, equipment and land under lease agreements. Future minimum lease payments of all capital leases (including principal and interest) and noncancelable operating leases for the next five fiscal years are as follows:

                                                           CAPITAL   OPERATING
                                                           LEASES      LEASES
                                                          ---------  ----------
   1998.................................................. $  81,025  $1,921,422
   1999..................................................    33,722   1,126,605
   2000..................................................    33,722     718,370
   2001..................................................    33,722     148,313
   2002..................................................    33,722      78,248
   Thereafter............................................   742,694      78,247
                                                          ---------  ----------
                                                            958,607   4,071,205
   Amount representing interest..........................  (549,264)        --
                                                          ---------  ----------
                                                          $ 409,343  $4,071,205
                                                          =========  ==========

  Rent expense for fiscal 1995, 1996 and 1997 was approximately $439,000, $492,000 and $1,594,000, respectively.

11. LONG-TERM DEBT AND CREDIT AGREEMENTS

  At January 31, 1998, the Company had outstanding borrowings of $15,450,000 under a revolving line of credit agreement with a bank. Borrowings under the line of credit are limited to the lesser of $40 million or three times the trailing 12 months' EBITDA, as defined. Borrowings under the line bear interest at the bank's prime rate or an optional LIBOR-based rate on funded debt. The weighted average interest rate on borrowings outstanding at January 31, 1998 was 6.72%. In addition, the Company pays a fee of 0.25% of the unborrowed portion of the line of credit. The line is secured by the capital stock of the Company's subsidiaries, contains financial covenants and prohibits the payment of dividends.

  Additional borrowings of approximately $23 million were permitted under the line at January 31, 1998.

                           CORNERSTONE BRANDS, INC.

  Long-term debt consisted of the following at January 25, 1997 and January 31, 1998:

                                                             1996       1997
                                                          ----------  --------
   Notes payable in monthly installments through March
    2000, secured by assets of Frontgate (repaid in year
    ended January 31, 1998).............................  $  682,705  $    --
   Mortgage note, payable in monthly installments until
    June 2005. Secured by first mortgage on land and
    building of Frontgate (repaid in year ended January
    31, 1998)...........................................   1,250,740       --
   Note payable to bank for equipment, payable in
    monthly installments through August 1997............      65,985       --
   Capital lease obligation for land, implicit interest
    rate of 8.1%, payable in annual installments through
    January 2025........................................     369,264   365,455
   Capital lease obligation for equipment, implicit
    interest rate of 7%, payable in monthly installments
    through January 1999................................     151,021    41,405
   Capital lease obligation for computer equipment,
    implicit interest rate of 11.12%, payable in monthly
    installments through January 1998...................      30,530     2,483
                                                          ----------  --------
                                                           2,550,245   409,343
   Less current portion.................................    (503,701)  (77,483)
                                                          ----------  --------
                                                          $2,046,544  $331,860
                                                          ==========  ========

  The carrying amount of the Company's notes payables approximate fair value, which is determined using discounted cash flows based on the Company's incremental borrowing rate for similar types of financing arrangements.

  The assets recorded under capital leases ($376,083 of land, $50,000 of equipment and $27,744 of computer equipment) are included with property and equipment.

12. PROPERTY AND EQUIPMENT

  Property and equipment consisted of the following:

                                                       JANUARY 25,  JANUARY 31,
                                                          1997         1998
                                                       -----------  -----------
   Land............................................... $   376,083  $   548,983
   Building...........................................   3,375,404    8,625,034
   Equipment..........................................   2,932,920    8,107,520
   Furniture and fixtures.............................     634,820    1,497,916
   Construction in progress...........................     499,620       94,771
                                                       -----------  -----------
                                                         7,818,847   18,874,224
   Accumulated depreciation...........................  (1,826,124)  (5,541,645)
   Provision for loss on disposal.....................         --      (852,000)
                                                       -----------  -----------
   Net property and equipment......................... $ 5,992,723  $12,480,579
                                                       ===========  ===========

                           CORNERSTONE BRANDS, INC.

13. INCOME TAXES

  The provision for income taxes consisted of the following for fiscal 1995, 1996 and 1997:

                                               1995        1996        1997
                                             ---------  ----------  -----------
   Current:
     Federal................................ $ 224,794  $  954,999  $ 4,064,387
     State..................................    33,000     130,000      735,591
                                             ---------  ----------  -----------
                                               257,794   1,084,999    4,799,978
   Deferred:
     Federal................................   (95,000)    (95,000)  (1,498,949)
     State..................................    (5,000)     (5,000)    (197,991)
                                             ---------  ----------  -----------
                                              (100,000)   (100,000)  (1,696,940)
                                             ---------  ----------  -----------
       Total................................ $ 157,794  $  984,999  $ 3,103,038
                                             =========  ==========  ===========

  The Company has net operating loss carryforwards of approximately $750,000 for income tax purposes that expire in 2008. These carryforwards resulted primarily from the Company's acquisition of Cornerstone Holdings in 1995. Utilization of net operating loss carryforwards are subject to limitations under provisions of the Internal Revenue Code.

  Deferred income taxes reflect the tax effect of temporary differences between the carrying amounts of assets and liabilities for financial statement reporting purposes and the amounts used for income tax purposes.

  The components of deferred tax assets and liabilities are as follows:

                                                           JANUARY    JANUARY
                                                          25, 1997    31, 1998
                                                          ---------  ----------
   Deferred tax assets:
     Inventory reserve................................... $ 132,745  $1,134,197
     Warranty reserve....................................   107,250     771,783
     Accounts receivable allowance.......................    33,726      76,562
     Restructuring charge................................       --      377,000
     Net operating loss and other items..................   454,943     371,261
                                                          ---------  ----------
       Total.............................................   728,664   2,730,803
   Deferred tax liabilities:
     Depreciation costs..................................    57,170     348,208
     Catalog costs.......................................   612,928   1,028,700
     Master file and other items.........................   280,477   1,135,834
                                                          ---------  ----------
       Total.............................................   950,575   2,512,742
                                                          ---------  ----------
       Net deferred tax asset (liability)................ $(221,911) $  218,061
                                                          =========  ==========

                           CORNERSTONE BRANDS, INC.

  A reconciliation of the federal statutory tax rate to the Company's effective tax rate is as follows:

                                               1995        1996        1997
                                             ---------  ----------  -----------
   Federal statutory rate................... $ 165,000  $2,266,000  $ 3,578,000
   State taxes, net of federal benefit......    20,000     203,000      438,000
   Nondeductible goodwill...................    43,000     143,000      543,000
   Untaxed earnings of LLC..................  (326,000)   (824,000)  (1,678,000)
   Untaxed earnings of S-Corporation........   278,000    (425,000)    (125,000)
   Change in valuation allowance............       --     (370,000)         --
   Other....................................   (22,000)     (8,000)     347,000
                                             ---------  ----------  -----------
   Effective tax rate....................... $ 158,000  $  985,000  $ 3,103,000
                                             =========  ==========  ===========

  The low effective tax rate for the six months ended August 1, 1998 is due principally to the untaxed earnings of Smith & Noble and the equity in net income of affiliates.

14. RELATED-PARTY TRANSACTIONS

  Included in other assets is a $1,728,000 loan receivable due from Bruce A.
L. Willard, the beneficial owner of the minority interest in The Territory Ahead. The promissory note is payable on March 31, 2002.

  The Company provides fulfillment services to TravelSmith, an affiliate that is accounted for on the equity method. The billing for these services, which amounted to $471,000 and $1,387,000 in 1996 and 1997, respectively, is offset against the Company's operating expenses. Accounts receivable include amounts due from the affiliate of $127,000 and $186,000 at January 25, 1997 and January 31, 1998, respectively.

  The Company has a $1,734,000 note payable to the former owners of Garnet Hill due in July 1998 with a 6.07% interest rate. The Company has a $573,831 note payable to the former owners of Frontgate due in September 1998. At January 25, 1997, the balance of this note was $1,323,821. The note bears interest of 8.75%. The Company has a $450,000 note payable to an affiliate of a former stockholder of Ballard, due on demand, with interest at the prime rate plus 1/2%.

15. RESTRUCTURING

  In January 1998, the Company formalized plans to build a centralized phone and distribution center. The Company recorded a fourth quarter charge of $943,000, consisting of the reduction in the net carrying value of certain equipment that will be sold or disposed, as it was determined to be impaired, and for the lease termination costs. The impairment loss is measured as the amount by which the carrying amount of the assets exceed its fair value. The Company generally measures fair value by obtaining market rates. Considerable management judgment is necessary to estimate market rates and, accordingly, actual results could vary significantly from such estimates. The charge is included in operating expenses in the consolidated statement of income for the year ended January 31, 1998.

  During the six months ended August 1, 1998, the Company finalized plans for the termination of certain employees and incurred other incremental costs in connection with the centralized phone and distribution center. The restructuring charge for the six months ended August 1, 1998 consisted of:

      Severance benefits........................................... $1,485,000
      Consulting on new center warehouse management system.........  1,257,000
      Additional provisions for expected losses on disposal of
       assets and other............................................     96,000
                                                                    ----------
                                                                    $2,838,000
                                                                    ==========

                           CORNERSTONE BRANDS, INC.

16. COMPUTATION OF EARNINGS PER COMMON SHARE

  The computation of earnings per common share and earnings per common share-- assuming dilution shown for both historical and pro forma results, for the fiscal years ended January 27, 1996, January 25, 1997 and January 31, 1998 is as follows:

                          JANUARY    JANUARY 25,  JANUARY 31,   AUGUST 2,    AUGUST 1,
                          27, 1996      1997          1998         1997        1998
                         ----------  -----------  ------------  ----------  -----------
HISTORICAL EARNINGS PER
 SHARE
Numerator:
  Historical net
   income............... $  320,442  $ 6,069,655  $  9,505,863  $4,982,593  $ 5,652,698
  Deemed dividend of
   redeemable
   convertible preferred
   stock................        --           --    (21,069,203) (3,718,453)         --
  Accretion of
   redeemable
   convertible preferred
   stock................   (360,065)  (1,308,685)   (2,300,514)   (938,512)  (1,517,148)
                         ----------  -----------  ------------  ----------  -----------
  Numerator for earnings
   per common share--
   income available to
   common stockholders..    (39,623)   4,760,970   (13,863,854)    325,628    4,135,550
  Accretion of
   redeemable
   convertible preferred
   stock................        --     1,308,685           --          --     1,517,148
                         ----------  -----------  ------------  ----------  -----------
  Numerator for earnings
   per common share,
   assuming dilution--
   income available to
   common stockholders.. $  (39,623) $ 6,069,655  $(13,863,854) $  325,628  $ 5,652,698
                         ==========  ===========  ============  ==========  ===========
Denominator:
  Weighted-average
   shares............... 12,465,408   12,341,658    12,825,676  12,317,623   14,221,153
  Tracking stock........        --           756        45,360      90,720          --
                         ----------  -----------  ------------  ----------  -----------
  Denominator for
   earnings per common
   share--weighted-
   average shares....... 12,465,408   12,342,414    12,871,036  12,408,343   14,221,153
  Effect of dilutive
   securities(1)
  Incremental shares....        --       665,578           --          --     1,442,388
  Convertible preferred
   stock................        --     6,713,406           --          --    14,148,786
  Tracking stock........        --        67,284           --          --           --
                         ----------  -----------  ------------  ----------  -----------
  Denominator for
   earnings per common
   share assuming
   dilution--adjusted
   weighted-average
   shares and assumed
   conversions.......... 12,465,408   19,788,682    12,871,036  12,408,343   29,812,327
                         ==========  ===========  ============  ==========  ===========
Earnings per common
 share..................    $(0.003)       $0.39        $(1.08)      $0.03        $0.29
                         ==========  ===========  ============  ==========  ===========
Earnings per common
 share--assuming
 dilution...............    $(0.003)       $0.31        $(1.08)      $0.03        $0.19
                         ==========  ===========  ============  ==========  ===========

--------

(1) The impact of dilutive securities have been excluded from the calculation of earnings per common share, assuming dilution for the years ended January 27, 1996 and January 31, 1998 and the six months ended August 2, 1997 as the impact is anti-dilutive.

                         CORNERSTONE BRANDS, INC.

                          JANUARY    JANUARY 25,  JANUARY 31,   AUGUST 2,    AUGUST 1,
                          27, 1996      1997          1998         1997        1998
                         ----------  -----------  ------------  ----------  -----------
PRO FORMA EARNINGS PER
 SHARE
Numerator:
  Pro forma net
   income(1)............ $  264,029  $ 4,600,360  $  7,380,768  $3,853,842  $ 4,006,691
  Deemed dividend of
   redeemable
   convertible preferred
   stock................        --           --    (21,069,203) (3,718,453)         --
  Accretion of
   redeemable
   convertible preferred
   stock................   (360,065)  (1,308,685)   (2,300,514)   (938,512)  (1,517,148)
                         ----------  -----------  ------------  ----------  -----------
  Numerator for earnings
   per common share--
   income available to
   common stockholders..    (96,036)   3,291,675   (15,988,949)   (803,123)   2,489,543
  Accretion of
   redeemable
   convertible preferred
   stock(2).............        --     1,308,685           --          --     1,517,148
                         ----------  -----------  ------------  ----------  -----------
  Numerator for earnings
   per common share,
   assuming dilution--
   income available to
   common stockholders.. $  (96,036) $ 4,600,360  $(15,988,949) $ (803,123) $ 4,006,691
                         ==========  ===========  ============  ==========  ===========
Denominator:
  Weighted-average
   shares............... 12,465,408   12,341,658    12,825,676  12,317,623   14,221,153
  Tracking stock........        --           756        45,360      90,720          --
                         ----------  -----------  ------------  ----------  -----------
  Denominator for
   earnings per common
   share--weighted-
   average shares....... 12,465,408   12,342,414    12,871,036  12,408,343   14,221,153
  Effect of dilutive
   securities:(2)
  Incremental shares....        --       665,578           --          --     1,442,388
  Convertible preferred
   stock................        --     6,713,406           --          --    14,148,786
  Tracking stock........        --        67,284           --          --           --
                         ----------  -----------  ------------  ----------  -----------
  Denominator for
   earnings per common
   share assuming
   dilution--adjusted
   weighted-average
   shares and assumed
   conversions.......... 12,465,408   19,788,682    12,871,036  12,408,343   29,812,327
                         ==========  ===========  ============  ==========  ===========
Pro forma earnings per
 common share...........     $(0.01)       $0.27        $(1.24)     $(0.06)       $0.18
                         ==========  ===========  ============  ==========  ===========
Pro forma earnings per
 common share--assuming
 dilution...............     $(0.01)       $0.23        $(1.24)     $(0.06)       $0.13
                         ==========  ===========  ============  ==========  ===========

--------
(1) Pro forma earnings reflect provision for income taxes on previously untaxed earnings of Ballard and Smith & Noble.

(2) The impact of dilutive securities have been excluded from the calculation of earnings per common share, assuming dilution for the years ended January 27, 1996 and January 31, 1998 and the six months ended August 2, 1997 as the impact is anti-dilutive.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Stockholders
Garnet Hill, Inc.

  We have audited the accompanying statements of income, and cash flows for each of the three years in the period ended July 25, 1997. These financial statements are the responsibility of the Companys management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Garnet Hill, Inc. for each of the three years in the period ended July 25, 1997, in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP

Boston, Massachusetts
September 12, 1997

                               GARNET HILL, INC.

                              STATEMENTS OF INCOME

                                                      YEAR ENDED
                                          ------------------------------------
                                            JULY 29      JULY 26     JULY 25
                                             1995         1996        1997
                                          -----------  ----------- -----------
Net sales................................ $33,292,753  $37,646,448 $45,394,585
Cost of goods sold.......................  18,152,189   19,300,793  23,394,949
                                          -----------  ----------- -----------
Gross profit.............................  15,140,564   18,345,655  21,999,636
Marketing expenses.......................   7,569,399   10,396,349  10,368,510
Other operating expenses.................   6,466,824    7,205,667   8,326,130
                                          -----------  ----------- -----------
Operating Income.........................   1,104,341      743,639   3,304,996
Other income (expense):
  Interest income, net...................     126,345      198,619     250,724
  Loss on disposal of equipment..........     (19,810)         --          --
                                          -----------  ----------- -----------
Income before provision for income tax-
 es......................................   1,210,876      942,258   3,555,720
Provision for income taxes:
  Federal................................     385,000      318,000   1,148,500
  State..................................      75,000       74,000     250,500
                                          -----------  ----------- -----------
                                              460,000      392,000   1,399,000
                                          -----------  ----------- -----------
Net income............................... $   750,876  $   550,258 $ 2,156,720
                                          ===========  =========== ===========


                            See accompanying notes.

                               GARNET HILL, INC.

                            STATEMENTS OF CASH FLOWS

                                                     YEAR ENDED
                                         -------------------------------------
                                           JULY 29      JULY 26      JULY 25
                                            1995         1996         1997
                                         -----------  -----------  -----------
Operating activities
  Net income............................ $   750,876  $   550,258  $ 2,156,720
  Adjustments to reconcile net income to
   net cash provided by (used in)
   operating activities:
    Depreciation and amortization.......     282,791      302,243      319,644
    Deferred income taxes...............      (1,000)     (25,700)    (206,000)
    Loss on disposal of assets..........      19,810          --           --
    Changes in operating assets and lia-
     bilities:
      Inventory.........................   1,679,200   (1,526,985)  (2,779,583)
      Prepaid expenses and other as-
       sets.............................    (127,721)    (460,687)    (934,471)
      Income taxes receivable...........    (287,216)     278,068       46,092
      Accounts payable and accrued ex-
       penses...........................    (358,856)    (640,667)   3,108,714
      Deferred revenue..................     (40,064)      33,689       10,799
      Income taxes payable..............         --           --       395,050
                                         -----------  -----------  -----------
Net cash provided (used) by operating
 activities.............................   1,917,820   (1,489,781)   2,116,965
Investing activities
  Purchases of property and equipment...    (280,200)    (108,861)    (652,779)
  Issuance of note receivable...........     (20,200)         --      (273,947)
  Payments on note receivable...........     501,082       61,066       68,372
                                         -----------  -----------  -----------
Net cash provided (used) by investing
 activities.............................     200,682      (47,795)    (858,354)
Financing activities
  Principal payments on obligation under
   capital lease........................     (64,444)     (71,588)     (72,573)
  Borrowings line of credit.............   5,670,000      830,000      680,000
  Repayments on line of credit..........  (5,670,000)    (830,000)    (680,000)
                                         -----------  -----------  -----------
Net cash used by financing activities...     (64,444)     (71,588)     (72,573)
                                         -----------  -----------  -----------
Net increase (decrease) in cash.........   2,054,058   (1,609,164)   1,186,038
Cash and cash equivalents at beginning
 of year................................      93,406    2,147,464      538,300
                                         -----------  -----------  -----------
Cash and cash equivalents at end of
 year................................... $ 2,147,464  $   538,300  $ 1,724,338
                                         ===========  ===========  ===========
Supplemental disclosures of cash flow
 information
  Cash paid for:
    Interest............................ $    58,812  $    24,990  $    19,759
    Income taxes........................     503,514      208,000    1,159,631

                            See accompanying notes.

                               GARNET HILL, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

 Nature of Business

  Garnet Hill, Inc. (the Company) is a catalog company that sells natural fiber products throughout the United States. The Company has operated on a 52/53 week fiscal year. The years ended July 25, 1997, July 26, 1996 and July 29, 1995 each contained 52 weeks.

 Cash and Cash Equivalents

  The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

 Inventory

  Inventory which consists principally of goods available for sale, is valued at the lower of cost or market. Cost has been determined using the weighted average method.

 Leasehold improvements and Equipment

  Depreciation and amortization has been computed using both straight-line and accelerated methods over the estimated useful lives of the related assets. Estimated useful lives are as follows:

                                                                        YEARS
                                                                        ------
      Leasehold improvements........................................... 7-31.5
      Equipment........................................................  3-7

 Revenue Recognition and Customer Returns

  Revenue is recognized when products are shipped. The Company accrues for estimated customer returns based on actual information and historical trends in returns by customers.

 Foreign Exchange Contracts

  The Company has entered into certain forward foreign exchange contracts to hedge against firm foreign currency obligations. The gains and losses on these forward contracts are included in the measurement of the gain and losses of the related foreign currency transaction.

 Income Taxes

  The Company provides deferred taxes for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and income tax purposes. The principal temporary differences are related to inventory, customer returns, accrued liabilities and depreciation on equipment.

                               GARNET HILL, INC.

2. DEFINED CONTRIBUTION PLAN

  The Company established a 401(k) retirement plan as of August 1, 1993. The plan covers substantially all full-time employees who have completed one year of service and are at least 21 years old. Contributions to the plan are through salary reductions, which are considered tax deferred. The Company matches 25% of the employee's contributions up to an annual maximum of $500 per employee. The Company match amount was $33,491, $29,175 and $29,400 for the three years ended July 25, 1997, July 26, 1996 and July 29, 1995, respectively.

3. INCOME TAXES

  The provision for income taxes for the years ended July 25, 1997, July 26, 1996 and July 29, 1995 is as follows:

                                                    1997       1996      1995
                                                 ----------  --------  --------
   Current...................................... $1,605,000  $417,700  $461,000
   Deferred.....................................   (206,000)  (25,700)   (1,000)
                                                 ----------  --------  --------
                                                 $1,399,000  $392,000  $460,000
                                                 ==========  ========  ========

  Reconciliation of the U.S. Federal statutory income tax rate to the effective income tax rate for the years ended July 25, 1997, July 26, 1996 and July 29, 1995 is as follows:

                                    1997            1996           1995
                               ---------------  -------------  --------------
   U.S. Federal statutory
    income tax expense........ $1,208,945 34.0% $320,368 34.0% $411,698  34.0%
   State income taxes, net of
    federal income tax
    benefit...................    165,330  4.6    48,840  5.2    49,500   4.1
   Other......................     24,725   .7    22,792  2.4    (1,198)  (.1)
                               ---------- ----  -------- ----  --------  ----
                               $1,399,000 39.3% $392,000 41.6% $460,000  38.0%
                               ========== ====  ======== ====  ========  ====

4. COMMITMENTS AND CONTINGENT LIABILITIES

  As of July 25, 1997, The Company leased its primary facilities under two operating leases from two real estate companies controlled by officers of the Company. The first lease expires August 31, 1999 and includes two five-year renewal options. The second lease expires June 30, 1998 and also includes two five-year renewal options. Rent expense under the two properties was $524,320, $503,120 and $523,684 for the three years ended July 25, 1997, July 26, 1996 and July 29, 1995, respectively.

  The Company was also obligated under operating leases for certain equipment through July 2000.

  Future minimum lease payments under all noncancelable operating leases at July 25, 1997 are as follows:

      1998............................................................. $615,829
      1999.............................................................  595,204
      2000.............................................................   96,320

                               GARNET HILL, INC.

5. SUBSEQUENT EVENTS

  On July 28, 1997, the stockholders of the Company sold all outstanding shares of common stock to a subsidiary of Cornerstone Brands, Inc. ("Cornerstone") for cash and common stock of Cornerstone. As a result of this transaction, the Company is now a wholly-owned subsidiary of Cornerstone. Also, as part of this transaction, notes receivable from the related party were settled, the real estate and facilities owned by the related party were transferred to the Company and the Company assumed certain debt related to the real estate.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors
Cornerstone Brands, Inc.

  We have audited the statements of income and of cash flows of Cinmar L.P. (the Partnership) for the period from January 1, 1995 to September 12, 1995. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Cinmar L.P. for the period from January 1, 1995 to September 12, 1995, in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP

Boston, Massachusetts
June 20, 1998

                                  CINMAR L.P.

                              STATEMENT OF INCOME

               PERIOD FROM JANUARY 1, 1995 TO SEPTEMBER 12, 1995

Net sales.......................................................... $21,876,146
Cost of sales......................................................  10,873,759
                                                                    -----------
Gross profit.......................................................  11,002,387
Operating expenses:
  Selling, catalog and fullfillment................................   8,751,227
  General and administrative.......................................   1,400,440
  Depreciation.....................................................     179,000
                                                                    -----------
Total operating expenses...........................................  10,330,667
Operating income...................................................     671,720
Interest expense...................................................     157,198
                                                                    -----------
Net income......................................................... $   514,522
                                                                    ===========



                            See accompanying notes.

                                  CINMAR L.P.

                            STATEMENT OF CASH FLOWS

               PERIOD FROM JANUARY 1, 1995 TO SEPTEMBER 12, 1995

Cash flows from operating activities
  Net income....................................................... $   514,522
  Depreciation.....................................................     179,000
  Changes in working capital:
    Accounts receivable............................................     (80,327)
    Inventory......................................................     295,954
    Prepaid expenses and other.....................................    (234,894)
    Accounts payable...............................................     (29,566)
    Accrued liabilities and other, net.............................     (46,958)
                                                                    -----------
Net cash provided by operating activities..........................     597,731
                                                                    -----------
Cash flows from investing activities
  Property and equipment purchases, net............................    (788,890)
                                                                    -----------
Net cash used in investing activities..............................    (788,890)
                                                                    -----------
Cash flows from financing activities
  Borrowings under line of credit..................................     455,000
  Borrowings under long-term obligations, net......................     827,674
  Distributions to partners........................................  (1,284,961)
                                                                    -----------
Net cash used in financing activities..............................      (2,287)
                                                                    -----------
Net decrease in cash...............................................    (193,446)
Cash at beginning of the period....................................     193,446
                                                                    -----------
Cash at end of the period.......................................... $       --
                                                                    ===========


                            See accompanying notes.

                                  CINMAR L.P.

                 NOTES TO STATEMENTS OF INCOME AND CASH FLOWS

1. ORGANIZATION

  Cinmar L.P. (the Partnership) was formed in September 1991, under the Uniform Limited Partnership Act of the State of Delaware. Upon commencing operations, the Partnership assumed the operating results of Cinmar, Inc. (an Ohio corporation). Cinmar, Inc. was the general partner of the Partnership.

  The Partnership is a direct merchant of high quality home and specialty products offered through catalog mailings throughout the United States.

  On September 12, 1995, the assets and liabilities of the Partnership were acquired by a subsidiary of Cornerstone Brands, Inc. (Cornerstone).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

 Revenue Recognition

  Sales are recorded when products are shipped.

 Depreciation Expense

  Depreciation is determined using accelerated methods over the following useful lives:

      Building....................................................... 31.5 years
      Furniture and Equipment........................................  5-7 years

 Income Taxes

  For income tax purposes, the profit/loss of the Partnership was allocated to the Partners. Accordingly, no provision for income taxes has been reflected in the accompanying financial statements.

 Inventories

  Inventories, which consist primarily of goods available for sale, are stated at the lower of cost, determined on a first-in, first-out (FIFO) method, or market.

3. LEASE EXPENSE

  The Partnership leased certain office equipment and aircraft use under operating lease agreements. Lease expense for the period from January 1, 1995 to September 12, 1995 was approximately $22,000.

4. ADVERTISING EXPENSE

  Costs associated with the production and mailing of the Partnership's direct mail catalogs (advertising expense) are amortized over the estimated periods in which the related revenues are generated, generally three months or less. Advertising expense for the period from January 1, 1995 to September 12, 1995 was approximately $7,550,000.

                         CORNERSTONE BRANDS, INC.

                 UNAUDITED PRO FORMA FINANCIAL STATEMENTS

  The following Unaudited Pro Forma Financial Statements consist of unaudited Pro Forma Combined Statements of Operations for the year ended January 31, 1998 and the six months ended August 2, 1997 and an unaudited Pro Forma Consolidated Balance Sheet as of August 1, 1998.

  The Unaudited Pro Forma Combined Statements of Operations give effect to the Company's acquisitions of (i) 80% of the outstanding shares of The Territory Ahead, Inc. ("Territory Ahead") on March 31, 1997, (ii) 100% of the outstanding shares of Garnet Hill, Inc. ("Garnet Hill") on July 28, 1997 and
(iii) a 51% ownership interest in Whispering Pines LLC ("Whispering Pines") on September 4, 1997. Territory Ahead, Garnet Hill and Whispering Pines are referred collectively as the "Acquired Companies." Each of these acquisitions was accounted for using the purchase method of accounting.

  The Unaudited Pro Forma Consolidated Balance Sheet as of August 1, 1998 reflects the offering and the application of the net proceeds therefrom, including the repayment of certain indebtedness, and the conversion of the convertible preferred stock into common stock, as if such transactions had occurred on August 1, 1998.

  The Unaudited Pro Forma Financial Statements may not be indicative of the results that would have been obtained if the transactions reflected therein had occurred on the dates indicated or which may be realized in the future. The Unaudited Pro Forma Financial Statements should be read in conjunction with the Consolidated Financial Statements of the Company included elsewhere in this Prospectus.

                         CORNERSTONE BRANDS, INC.

           UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS

                    FOR THE YEAR ENDED JANUARY 31, 1998

                                         RESULTS OF ACQUIRED
                                         COMPANIES PRIOR TO  ACQUISITION
                          HISTORICAL(A)    ACQUISITION(D)    ADJUSTMENTS    PRO FORMA
                          -------------  ------------------- -----------   ------------
Net Sales...............  $216,334,704       $23,794,472                   $240,129,176
Cost of sales...........   112,250,872        12,406,375                    124,657,247
                          ------------       -----------      ---------    ------------
Gross profit............   104,083,832        11,388,097                    115,471,929
                          ------------       -----------      ---------    ------------
Operating expenses:
  Selling catalog and
   fulfillment ex-
   penses...............    73,249,119         9,116,587                     82,365,706
  General and adminis-
   trative..............    15,636,186         2,244,788                     17,880,974
  Amortization and de-
   preciation...........     3,522,884                        $774,541 (C)    4,297,425
  Restructuring charge..       943,000                                          943,000
                          ------------       -----------      ---------    ------------
Total operating
 expenses...............    93,351,189        11,361,375        774,541     105,487,105
                          ------------       -----------      ---------    ------------
Operating income........    10,732,643            26,722       (774,541)      9,984,824
Investment income (ex-
 pense), net............      (207,883)          135,354                        (72,529)
                          ------------       -----------      ---------    ------------
Income before equity in
 net income (loss) of
 affiliates, minority
 interest and income
 taxes..................    10,524,760           162,076       (774,541)      9,912,295
Income taxes............     3,103,038          (130,630)                     2,972,408
                          ------------       -----------      ---------    ------------
Income before equity in
 net income (loss) of
 affiliate and minority
 interest...............     7,421,722           292,706       (774,541)      6,939,887
Equity in net income
 (loss) of affiliate ...     1,808,942                                        1,808,942
Minority interest.......       275,199                                          275,199
                          ------------       -----------      ---------    ------------
Net income..............     9,505,863           292,706       (774,541)      9,024,028
Deemed dividend of re-
 deemable convertible
 preferred stock........   (21,069,203)                                     (21,069,203)
Accretion of redeemable
 convertible preferred
 stock..................    (2,300,514)                                      (2,300,514)
                          ------------       -----------      ---------    ------------
Net income (loss) appli-
 cable to common stock..  $(13,863,854)      $   292,706      $(774,541)   $(14,345,689)
                          ============       ===========      =========    ============
Net income (loss) per
 share of common stock..  $      (1.08)                                    $      (1.08)(D)
                          ============                                     ============
Net income (loss) per
 share of common stock
 assuming dilution......  $      (1.08)                                    $      (1.08)(D)
                          ============                                     ============
Pro forma:
  Historical net in-
   come.................  $  9,505,863                                     $  9,024,028
  Provision for income
   taxes on previously
   untaxed earnings of
   pooled S-Corpora-
   tion.................       151,551                                          151,551
  Provision for income
   taxes on previously
   untaxed earnings of
   pooled limited lia-
   bility company.......     1,973,544                                        1,973,544
                          ------------                                     ------------
  Pro forma net income..  $  7,380,768                                     $  6,898,933
                          ============                                     ============
  Pro forma net income
   per common share.....  $      (1.24)                                    $      (1.24)(D)
                          ============                                     ============
  Pro forma net income
   per common share, as-
   suming dilution......  $      (1.24)                                    $      (1.24)(D)
                          ============                                     ============

                          See accompanying notes.

                         CORNERSTONE BRANDS, INC.

           UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS

                  FOR THE SIX MONTHS ENDED AUGUST 2, 1997

                                        RESULTS OF ACQUIRED
                                        COMPANIES PRIOR TO  ACQUISITION
                          HISTORICAL(A)   ACQUISITION(B)    ADJUSTMENTS      PRO FORMA
                          ------------- ------------------- -----------     -----------
Net sales...............   $80,807,393      $23,794,472                     104,601,865
Cost of sales...........    42,409,598       12,406,375                      54,815,973
                           -----------      -----------     ----------      -----------
Gross profit............    38,397,795       11,388,097                      49,785,892
                           -----------      -----------     ----------      -----------
Operating expenses:
  Selling, catalog and
   fulfillment
   expenses.............    25,872,609        9,116,587                      34,989,196
  General and
   administrative.......     5,570,637        2,244,788                       7,815,425
  Amortization and
   depreciation.........     1,403,794                      $  774,541 (C)    2,178,335
                           -----------      -----------     ----------      -----------
    Total operating ex-
     penses.............    32,847,040       11,361,375        774,541       44,982,956
                           -----------      -----------     ----------      -----------
Operation income........     5,550,755           26,722       (774,541)       4,802,936
Investment income
 (expense), net.........        78,588          134,851                         213,439
                           -----------      -----------     ----------      -----------
Income before equity in
 net income (loss) of
 affiliates, minority
 interest and income
 taxes..................     5,629,343          161,573       (774,541)       5,016,375
Income taxes............     1,723,632         (130,630)                      1,593,002
                           -----------      -----------     ----------      -----------
Income before equity in
 net income (loss) of
 affiliate and minority
 interest...............     3,905,711          292,203       (774,541)       3,423,373
Equity in net income
 (loss) of affiliate....       995,000                                          995,000
Minority interest.......        81,882                                           81,882
                           -----------      -----------     ----------      -----------
Net income..............     4,982,593          292,203       (774,541)       4,500,255
Deemed dividend of
 redeemable convertible
 preferred stock........    (3,718,453)                                      (3,718,453)
Accretion of redeemable
 convertible preferred
 stock..................      (938,512)                                        (938,512)
                           -----------      -----------     ----------      -----------
Net income (loss)
 applicable to common
 stock..................   $   325,628      $   292,203     $ (774,541)     $  (156,710)
                           ===========      ===========     ==========      ===========
Net income (loss) per
 share of common stock..   $      0.03                                      $     (0.01)(D)
                           ===========                                      ===========
Net income (loss) per
 share of common stock,
 assuming dilution......   $      0.03                                      $     (0.01)(D)
                           ===========                                      ===========
Pro forma:
  Historical net
   income...............   $ 4,982,593                                      $ 4,500,255
  Provision for income
   taxes on previously
   untaxed earnings of
   pooled S-
   Corporation..........       151,551                                          151,551
  Provision for income
   taxes on previously
   untaxed earnings of
   pooled limited
   liability company....       977,200                                          977,200
                           -----------                                      -----------
  Pro forma net income..   $ 3,853,842                                      $ 3,371,504
                           ===========                                      ===========
  Pro forma net income
   per common share.....   $     (0.06)                                     $     (0.10)(D)
                           ===========                                      ===========
  Pro forma net income
   per common share,
   assuming dilution....   $     (0.06)                                     $     (0.10)(D)
                           ===========                                      ===========

                          See accompanying notes.

                         CORNERSTONE BRANDS, INC.

              UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

                              AUGUST 1, 1998

                                          PRO FORMA                   OFFERING    PRO FORMA
                           HISTORICAL   ADJUSTMENTS(E)  PRO FORMA    ADJUSTMENTS AS ADJUSTED
                          ------------  -------------- ------------  ----------- -----------
Assets
Current assets:
  Cash and cash
   equivalents..........  $  2,014,326                 $  2,014,326    $   --
  Investments...........     2,403,334                    2,403,334
  Accounts receivable...     4,682,432                    4,682,432
  Inventory.............    34,702,768                   34,702,768
  Deferred income
   taxes................     2,518,643                    2,518,643
  Prepaid expenses and
   other current
   assets...............    12,102,192                   12,102,192
                          ------------                 ------------                 ----
Total current assets....    58,423,695                   58,423,695
Property and equipment,
 net....................    19,799,078                   19,799,078
Investment in
 affiliate..............     6,050,187                    6,050,187
Goodwill................    59,136,375                   59,136,375
Deferred income taxes...           --                           --
Other assets............     5,904,881                    5,904,881
                          ------------                 ------------                 ----
Total assets............  $149,314,216                 $149,314,216
                          ============                 ============                 ====
Liabilities and
 stockholders' equity
Current liabilities:
  Borrowings under line
   of credit............  $ 30,235,000                 $ 30,235,000
  Accounts payable......    16,722,813                   16,722,813
  Accrued expenses and
   other current
   liabilities..........     9,628,915                    9,628,915
  Payable to related
   parties..............       573,821                      573,821
  Deferred income
   taxes................           --                           --
  Debt and capital
   losses maturing
   within one year......        75,000                       75,000
                          ------------                 ------------                 ----
Total current liabili-
 ties...................    57,235,549                   57,235,549
Long term debt and
 capital leases.........       313,364                      313,364
Deferred income taxes...       735,781                      735,781
Payable to related
 parties, less current
 portion................           --                           --
Minority interest.......       275,042                      275,042
Commitments of
 contingencies
Redeemable convertible
 preferred stock:
Series A, $0.01 par
 value, 56,500 shares
 authorized, 16,385
 issued and outstanding
 (actual) and 0 shares
 issued and outstanding
 (pro forma and pro
 forma as adjusted).....    60,332,299   $(60,332,299)          --
Stockholders' equity:
Series B convertible
 preferred stock, $0.01
 par value, 9,000 shares
 authorized; 7,242
 issued and outstanding
 (actual) and 0 shares
 issued and outstanding
 (pro forma and pro
 forma as adjusted).....            72            (72)          --
Series C convertible
 preferred stock, $0.01
 par value, 2,250 shares
 authorized; 750 issued
 and outstanding
 (actual) and 0 shares
 issued and outstanding
 (pro forma and pro
 forma as adjusted).....             8             (8)          --
Common stock, $0.001 par
 value, 28,499,400
 shares authorized;
 14,619,266 issued and
 outstanding (actual),
 28,768,071 issued and
 outstanding (pro forma)
 and     issued and
 outstanding pro forma
 as adjusted)...........        14,619         14,148        28,767    $   --
Additional paid-in
 capital................    42,968,350     60,318,231   103,286,581        --
Retained earnings.......   (12,589,582)                 (12,589,582)
Unrealized gains on
 available for sale
 securities.............        29,044                       29,044
Less; treasury stock-
 330,000 shares.........          (330)                        (330)
                          ------------                 ------------                 ----
Total stockholders' eq-
 uity...................    30,422,181                   30,422,181
                          ------------                 ------------                 ----
Total liabilities and
 stockholders' equity...  $149,314,216                 $149,314,216
                          ============                 ============                 ====

                          See accompanying notes.

                         CORNERSTONE BRANDS, INC.

            NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

(A) Represents the historical consolidated statement of operations for the year ended January 31, 1998 and for the six months ended August 2, 1997.

(B) Represents historical statements of operations of Garnet Hill for the six months ended July 28, 1997 and the historical statements of operations of Territory Ahead for the period from February 1, 1997 to March 31, 1997. The operations of Whispering Pines prior to September 4, 1997 were not significant.

(C) Reflects the adjustments to amortization expense to reflect the allocation of the purchase price of Garnet Hill and Territory Ahead, in each case using 4 years for amounts allocated to customer master file and 40 years for goodwill.

(D) Reflects the issuance of 750,000 shares of common stock in connection with the Garnet Hill acquisition.

(E) Reflects the conversion of the preferred stock into common stock. The Series A preferred stock and B preferred stock was converted into common stock on August 25, 1998, and the Series C preferred stock was converted into common stock on September 7, 1998.

  [The inside of the back cover of the Prospectus reproduces on a larger scale certain of the photographs from the inside of the front cover "gate-fold" and labels each with the appropriate Cornerstone company's name. Clockwise from top left: a photograph of a dining table with four chairs from the Ballard Designs catalog; a photograph of a jacket from the The Territory Ahead catalog; a photograph of a lamp and coffee mugs from the Whispering Pines catalog; a photograph of draperies from the Smith+Noble catalog; a photograph of outdoor dining furniture from the Frontgate catalog; a photograph of a bed with linens from the Garnet Hill catalog; and a photograph of a woman at the helm of a sailboat from the TravelSmith catalog.]

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with this offering and, if given or made, such information or representation must not be relied upon as having been authorized by the Company, any Selling Stockholder or any Underwriter. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of the Company since such date.

                             --------------------

                               TABLE OF CONTENTS

                             --------------------

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   9
Use of Proceeds..........................................................  17
Dividend Policy..........................................................  17
Capitalization...........................................................  18
Dilution.................................................................  19
Selected Financial Data..................................................  20
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  22
Business.................................................................  33
Management...............................................................  52
Certain Transactions.....................................................  58
Principal and Selling Stockholders.......................................  62
Description of Capital Stock.............................................  65
Shares Eligible for Future Sale..........................................  68
Underwriting.............................................................  70
Legal Matters............................................................  71
Experts..................................................................  72
Additional Information...................................................  72
Index to Consolidated Financial Statements............................... F-1

                             --------------------

  Until    , 1998 (25 days after the date of this Prospectus), all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                      SHARES


                           CORNERSTONE BRANDS, INC.


                                 COMMON STOCK

                               ----------------

                                  PROSPECTUS

                               ----------------


                     NationsBanc Montgomery Securities LLC

                             Goldman, Sachs & Co.

                              Merrill Lynch & Co.


                                      , 1998


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the various expenses, all of which will be borne by the Registrant, in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions. All amounts shown are estimates except for the Securities and Exchange Commission registration fee and the NASD filing fee.

     SEC registration fee................................................. $ *
     NASD filing fee......................................................   *
     NYSE listing fee.....................................................   *
     Blue Sky fees and expenses...........................................   *
     Transfer agent and registrar fees....................................   *
     Accounting fees and expenses.........................................   *
     Legal fees and expenses..............................................   *
     Director and officer liability insurance.............................   *
     Printing and mailing expenses........................................   *
     Miscellaneous........................................................   *
                                                                           -----
         Total............................................................ $ *
                                                                           =====

--------
* to be completed by amendment

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Article SEVENTH of the Registrant's Amended and Restated Certificate of Incorporation (the "Restated Certificate of Incorporation") provides that no director of the Registrant shall be personally liable to stockholders for any monetary damages for any breach of fiduciary duty as a director, except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breach of fiduciary duty.

  Article EIGHTH of the Registrant's Restated Certificate of Incorporation provides that a director or officer of the Registrant (a) shall be indemnified by the Registrant against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement incurred in connection with any litigation or other legal proceeding (other than an action by or in the right of the Registrant) brought against him by virtue of his position as a director or officer of the Registrant if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful and (b) shall be indemnified by the Registrant against all expenses (including attorneys' fees) and amounts paid in settlement incurred in connection with any action by or in the right of the Registrant brought against him by virtue of his position as a director or officer of the Registrant if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, except that no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the Registrant, unless a court determines that, despite such adjudication but in view of all of the circumstances, he is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that a director or officer has been successful, on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, he is required to be indemnified by the Registrant against all expenses (including attorneys' fees) incurred in connection therewith. Expenses shall be advanced to a director or officer at his request, provided that he undertakes to repay the amount advanced if it is ultimately determined that he is not entitled to indemnification for such expenses.

  Indemnification is required to be made unless the Registrant determines that the applicable standard of conduct required for indemnification has not been met. In the event of a determination by the Registrant that the director or officer did not meet the applicable standard of conduct required for indemnification, or if the Registrant fails to make an indemnification payment within 60 days after such payment is claimed by such person, such person is permitted to petition the court to make an independent determination as to whether such person is entitled to indemnification. As a condition precedent to the right of indemnification, the director or officer must give the Registrant notice of the action for which indemnity is sought and the Registrant has the right to participate in such action or assume the defense thereof.

  Article EIGHTH of the Registrant's Restated Certificate of Incorporation further provides that the indemnification provided therein is not exclusive, and provides that in the event that the Delaware General Corporation Law is amended to expand the indemnification permitted to directors or officers the Registrant must indemnify those persons to the fullest extent permitted by such law as so amended.

  Section 145 of the Delaware General Corporation Law provides a detailed statutory framework covering indemnification of directors and officers of liabilities and expenses arising out of legal proceedings brought against them by reason of their status or service as directors or officers. This section provides that a director or officer of a corporation (i) shall be indemnified by the corporation for all expenses of such legal proceedings when he is successful on the merits, (ii) may be indemnified by the corporation for the expenses, judgments, fines and amounts paid in settlement of such proceedings (other than a derivative suit), even if he is not successful on the merits, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation (and, in the case of a criminal proceeding, had no reasonable cause to believe his conduct was unlawful), and (iii) may be indemnified by the corporation for expenses of a derivative suit (a suit by a shareholder alleging a breach by a director or officer of a duty owed to the corporation), even if he is not successful on the merits, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. No indemnification may be made under clause (iii) above, however, if the director or officer is adjudged liable for negligence or misconduct in the performance of his duties to the corporation, unless a court determines that, despite such adjudication and in view of all of the circumstances, he is entitled to indemnification. The indemnification described in clauses (ii) and (iii) above may be made only upon a determination that indemnification is proper because the applicable standard of conduct has been met. Such a determination may be made by a majority of a quorum of disinterested directors, independent legal counsel or the stockholders. The board of directors may authorize advancing litigation expenses to a director or officer upon receipt of an undertaking by such director or officer to repay such expenses if it is ultimately determined that he is not entitled to be indemnified for them.

  As permitted by Section 145, the Company has purchased a general liability insurance policy which covers certain liabilities of directors and officers of the Company arising out of claims based on acts or omissions in their capacity as directors or officers and for which they are not indemnified by the Company.

  Under Section 8 of the Underwriting Agreement, the Underwriters are obligated, under certain circumstances, to indemnify directors and officers of the Registrant against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of Underwriting Agreement filed as Exhibit 1.1 hereto.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  The following information is furnished with regard to all securities sold by the Registrant since September 30, 1995 which were not registered under the Securities Act.

 (a) Issuance of Capital Stock

  (i) Common Stock

  On July 28, 1997, the Company issued an aggregate of 750,000 shares of its Common Stock to two former stockholders of Garnet Hill as partial consideration for its purchase of all the outstanding stock of Garnet Hill. The shares were valued at a price of $8.00 per share for purposes of allocating the purchase price of the acquisition. The Company received representations from these individuals as to their sophistication as investors and as to their investment intent in connection with the acquisition transaction and issued the securities in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act.

  On August 13, 1997, the Company issued 2,216,667 shares of its Common Stock to four former stockholders of Ballard Designs in connection with the acquisition of Ballard Designs by stock merger. The Company received representations from these individuals as to their sophistication as investors and as to their investment intent in connection with the merger transaction and issued the securities in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act.

  In October of 1997, the Company issued an aggregate of 1,762 shares of its Common Stock to five former stockholders of Frontgate in lieu of fractional shares of its Series B Convertible Preferred Stock in connection with the conversion into Series B Convertible Preferred Stock of certain shares of its Series C Convertible Preferred Stock that were issued to them in connection with the Company's acquisition of Frontgate. The Company received representations from these individuals as to their sophistication as investors in connection with the acquisition transaction and issued the securities in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act.

  On January 12, 1998, the Company issued an aggregate of 1,050,000 shares of its Common Stock and paid an aggregate of $6,300,000 to four former stockholders of Frontgate in exchange for certain securities previously issued to such stockholders by the Company in connection with the acquisition of Frontgate. The Company received representations from these individuals as to their sophistication as investors and as to their investment intent in connection with the acquisition transaction and issued the securities in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act.

  On May 19, 1998, the Company issued 25,000 shares of its Common Stock to Nicolas A. Kensington for an aggregate purchase price of $250 upon the exercise of a warrant granted in June 1995. Mr. Kensington was Secretary of the Company and through its relationship with Mr. Kensington the Company had acquired a reasonable basis for concluding that Mr. Kensington was a sophisticated investor. The securities were issued in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act.

  On July 6, 1998, the Company issued 55,555 shares of its Common Stock to John Walter for an aggregate purchase price of $500,000. The Company received representations from Mr. Walter as to his sophistication as an investor and as to his investment intent in connection with the sale of the securities and issued the securities in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act.

  On August 25, 1998, the Company issued 4,166,111 shares of its Common Stock to two former members of Smith+Noble as consideration for its acquisition of all the outstanding equity interests of Smith+Noble. The Company received representations from these individuals as to their sophistication as investors and as to their investment intent in connection with the acquisition transaction and issued the securities in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act.

  On September 15, 1998, the Company (i) issued to Boston Capital Ventures II, L.P. 46,040 shares of its Common Stock for an aggregate purchase price of $460.40 upon exercise of a warrant issued in June 1995 and 11,510 shares of its Common Stock for an aggregate purchase price of $11,510 upon exercise of an option granted in September 1995 and (ii) issued to Boston Capital Ventures III, L.P. 33,960 shares of its Common Stock for an aggregate purchase price of $339.60 upon exercise of a warrant issued in June 1995 and 8,490 shares of its Common Stock for an aggregate purchase price of $8,490 upon exercise of an option granted in September 1995. The Company received representations from Boston Capital Ventures II, L.P. and Boston Capital Ventures III, L.P. as to their sophistication as investors in connection with the formation of the Company and issued the securities in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act.

  On September 16, 1998, the Company issued 4,000 shares of its Common Stock to Nicholas F. Kourtis for an aggregate purchase price of $40 upon exercise of a warrant originally issued to Nicolas A. Kensington in June 1995 and subsequently transferred to Mr. Kourtis, a law partner of Mr. Kensington. Mr. Kourtis had served as one the Company's legal advisors and through its relationship with Mr. Kourtis the Company had acquired a reasonable basis for concluding that Mr. Kourtis was a sophisticated investor. The securities were issued in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act.

  On September 16, 1998, the Company issued 200,000 shares of its Common Stock to Bruce Willard for an aggregate purchase price of $300,000 upon exercise of a warrant issued in March 1997. The Company received representations from Mr. Willard as to his sophistication as an investor and as to his investment intent in connection with this transaction and issued the securities in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act.

  On October 8, 1998, the Company issued 17,647 shares of its Common Stock to Cabin Life Studios, Inc. in partial payment of the purchase price for the acquisition of an additional 29% interest in Whispering Pines. The Company received representations from Cabin Life Studios, Inc. as to its sophistication as an investor and as to its investment intent in connection with this transaction and issued the securities in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act.

  (ii) Series A-1 Convertible Preferred Stock

  On January 31, 1996, pursuant to commitments entered into in September 1995, the Company issued 2,000 shares of its Series A-1 Preferred Stock (convertible into 439,560 shares of Common Stock) to Madison Dearborn Capital Partners, L.P. for an aggregate purchase price of $2,000,000 in connection with a private placement transaction.

  On March 20, 1997, pursuant to commitments entered into in September 1995, the Company issued 7,000 shares of its Series A-1 Preferred Stock (convertible into 1,538,461 shares of Common Stock) to Madison Dearborn Capital Partners, L.P. for an aggregate purchase price of $7,000,000 in connection with a private placement transaction.

  On August 18, 1997, pursuant to commitments entered into in September 1995, the Company issued 7,000 shares of its Series A-1 Preferred Stock (convertible into 1,538,462 shares of Common Stock) to Madison Dearborn Capital Partners, L.P. for an aggregate purchase price of $7,000,000 in connection with a private placement transaction.

  On October 16, 1997, pursuant to commitments entered into in September 1995, the Company issued 7,000 shares of its Series A-1 Preferred Stock (convertible into 1,538,462 shares of Common Stock) to Madison Dearborn Capital Partners, L.P. for an aggregate purchase price of $7,000,000 in connection with a private placement transaction.

  The Company received representations from Madison Dearborn Capital Partners, L.P. as to its investment intent in connection with the transactions referred to above and issued such securities in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act.

  (iii) Series A-2 Convertible Preferred Stock

  On November 15, 1995, the Company issued 8,000 shares of its Series A-2 Convertible Preferred Stock (convertible into 1,758,242 shares of Common Stock) to Chase Venture Capital Associates for an aggregate purchase price of $8,000,000 in connection with a private placement transaction.

  On March 20, 1997, pursuant to commitments entered into in November 1995, the Company issued 4,000 shares of its Series A-2 Preferred Stock (convertible into 879,120 shares of Common Stock) to Chase Venture Capital Associates, L.P. for an aggregate purchase price of $4,000,000 in connection with a private placement transaction.

  On August 18, 1997, pursuant to commitments entered into in November 1995, the Company issued 4,000 shares of its Series A-2 Preferred Stock (convertible into 879,121 shares of Common Stock) to Chase Venture

Capital Associates, L.P. for an aggregate purchase price of $4,000,000 in connection with a private placement transaction.

  On October 16, 1997, pursuant to commitments entered into in November 1995, the Company issued 4,000 shares of its Series A-2 Preferred Stock (convertible into 879,121 shares of Common Stock) to Chase Venture Capital Associates, L.P. for an aggregate purchase price of $4,000,000 in connection with a private placement transaction.

  The Company received representations from Chase Venture Capital Associates, L.P. as to its investment intent in connection with the transactions referred to above and issued such securities in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act.

  (iv) Series A-3 Convertible Preferred Stock

  On January 31, 1996, the Company issued an aggregate of 554 shares of its Series A-3 Preferred Stock (convertible into an aggregate of 121,757 shares of Common Stock) to five professional investors for an aggregate purchase price of $554,000 in connection with a private placement transaction.

  On March 20, 1997, pursuant to commitments entered into in January 1996, the Company issued an aggregate of 277 shares of its Series A-3 Preferred Stock (convertible into an aggregate of 60,880 shares of Common Stock) to the same five professional investors for an aggregate purchase price of $277,000 in connection with a private placement transaction.

  On August 18, 1997, pursuant to commitments entered into in January 1996, the Company issued an aggregate of 277 shares of its Series A-3 Preferred Stock (convertible into an aggregate of 60,880 shares of Common Stock) to the same five professional investors for an aggregate purchase price of $277,000 in connection with a private placement transaction.

  On October 16, 1997, pursuant to commitments entered into in January 1996, the Company issued an aggregate of 277 shares of its Series A-3 Preferred Stock (convertible into an aggregate of 60,878 shares of Common Stock) to the same five professional investors for an aggregate purchase price of $277,000 in connection with a private placement transaction.

  The Company received representations from each of such investors as to their investment intent in connection with such private placement transactions and issued such securities in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act.

 (b) Certain Issuances of Warrants

  On March 31, 1997, the Company issued a warrant to purchase 200,000 shares of its Common Stock at an exercise price of $1.50 per share to Bruce A. L. Willard as part of the acquisition of The Territory Ahead. The Company had acquired a reasonable basis for concluding that Mr. Willard was a sophisticated investor during the course of its dealings with Mr. Willard. The securities were issued in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act.

  No underwriters were involved in the foregoing sales of securities. All stock certificates issued in connection with the foregoing sales of capital stock were issued with a legend indicating the securities represented thereby were restricted securities under the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (A) EXHIBITS

 EXHIBIT NO.                            DESCRIPTION
 -----------                            -----------
    1.1*     Form of Underwriting Agreement.
    2.1      Agreement and Plan of Reorganization dated as of August 25, 1998 by and among the Registrant, Smith+Noble LLC, the Members of
             Smith+Noble LLC and certain other parties named therein.
    3.1*     Certificate of Incorporation of the Registrant, as amended.
    3.2      Certificate of Amendment to Certificate of Incorporation of the
             Registrant, to be filed prior to the effectiveness of this
             Registration Statement.
    3.3      Restated Certificate of Incorporation of the Registrant, to be
             filed immediately following this offering.
    3.4      By-Laws of the Registrant.
    4.1      Specimen certificate for shares of Common Stock.
    5.1**    Opinion of Hale and Dorr LLP.
   10.1*     1995 Stock Option Plan, as amended.
   10.2      1998 Stock Incentive Plan.
   10.3      1998 Director Stock Option Plan.
   10.4*     Executive Agreement dated August 1, 1995 between The Cornerstone
             Brands Group, Inc. (the "Brands Group") and William T. End.
   10.5*     Amendment dated February 28, 1998 to Executive Agreement dated
             August 1, 1995 between the Brands Group and William T. End.
   10.6*     Noncompetition and Nondisclosure Agreement dated August 1, 1995 between the Brands Group and William T. End.
   10.7*     Executive Agreement dated August 1, 1995 between the Brands Group and Donald J. Steiner.
   10.8*     Amendment dated February 28, 1998 to Executive Agreement dated
             August 1, 1995 between the Brands Group and Donald J. Steiner.
   10.9*     Noncompetition and Nondisclosure Agreement dated August 1, 1995 between the Brands Group and Donald J. Steiner.
   10.10*    Executive Agreement dated August 1, 1995 between the Brands Group and Mark Fasold.
   10.11*    Noncompetition and Nondisclosure Agreement dated August 1, 1995 between the Brands Group and Mark Fasold.
   10.12*    Executive Agreement dated September 13, 1995 between the Brands
             Group and John A. O'Steen.
   10.13*    Noncompetition and Nondisclosure Agreement dated September 13,
             1995 between the Brands Group and John A. O'Steen.
   10.14*    Executive Agreement dated September 13, 1995 between the Brands
             Group and Paul D. Tarvin.
   10.15*    Noncompetition and Nondisclosure Agreement dated September 13,
             1995 between the Brands Group and Paul D. Tarvin.
   10.16     Amended and Restated Registration Agreement among the Registrant and certain stockholders of the Registrant named therein.
   10.17*    Common Stock Purchase Agreement dated as of June 30, 1996 among
             TravelSmith Outfitters, Inc., Charles L. Slaughter, Scott Sklar
             and the Registrant.
   10.18*    Stockholder Rights Agreement dated as of July 17, 1996 among
             TravelSmith Outfitters, Inc., Charles L. Slaughter, Scott Sklar,
             Robert James Slaughter and the Brands Group.

 EXHIBIT NO.                             DESCRIPTION
 -----------                             -----------
   10.19     Third Amended and Restated Loan Agreement dated August 24, 1998, as amended, among Fleet National Bank, as agent and a Lender, certain other Lenders named therein, the Registrant and the Brands
             Group.
   10.20*    Limited Liability Company Agreement dated as of September 4, 1997 between the Brands Group and Cabin Life Studios, Inc.
   21.1      Subsidiaries of the Registrant.
   23.1      Consent of Ernst & Young LLP.
   23.2      Consent of Arthur Andersen LLP.
   23.3      Consent of BDO Seidman, LLP.
   23.4**    Consent of Hale and Dorr LLP (included in Exhibit 5.1).
   24.1*     Power of Attorney.
   27*       Financial Data Schedule.

--------

* Previously filed.

**To be filed by amendment.

  (B) FINANCIAL STATEMENT SCHEDULES

  Schedule II -- Valuation and Qualifying Accounts is included.

  All other schedules have been omitted because they are not required or because the required information is given in the Registrant's Consolidated Financial Statements or Notes thereto.

ITEM 17. UNDERTAKINGS

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions contained in the Certificate of Incorporation of the Registrant and the laws of the State of Delaware, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT TO REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN PORTLAND, MAINE, ON THIS 28TH DAY OF OCTOBER, 1998.

                                          Cornerstone Brands, Inc.

                                                    /s/ William T. End
                                          By:__________________________________
                                                      WILLIAM T. END
                                                CHIEF EXECUTIVE OFFICER AND
                                                   CHAIRMAN OF THE BOARD


  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT TO REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED AS OF THIS 28TH DAY OF OCTOBER, 1998.

                  SIGNATURE                              TITLE
                  ---------                              -----
             /s/ William T. End              Chief Executive Officer and
 ___________________________________________  Chairman of the Board
               WILLIAM T. END                 (Principal Executive
                                              Officer)

                Mark Fasold *                Executive Vice President and
 ___________________________________________  Chief Financial Officer
                 MARK FASOLD                  (Principal Financial and
                                              Accounting Officer)

           Benjamin D. Chereskin*            Director
 ___________________________________________
            BENJAMIN D. CHERESKIN

          William J. Hunckler, III*          Director
 ___________________________________________
          WILLIAM J. HUNCKLER, III

             Stephen P. Murray*              Director
 ___________________________________________
              STEPHEN P. MURRAY

              John A. O'Steen*               Director
 ___________________________________________
               JOHN A. O'STEEN

             Donald J. Steiner*              Director
 ___________________________________________
              DONALD J. STEINER

             Thomas G. Stemberg*             Director
 ___________________________________________
             THOMAS G. STEMBERG

                  SIGNATURE                    TITLE
                  ---------                    -----
             H.J. von der Goltz*             Director
 ___________________________________________
             H.J. VON DER GOLTZ

                John Walter*                 Director
 ___________________________________________
                 JOHN WALTER

       /s/ William T. End

*By:____________________________

         WILLIAM T. END
        ATTORNEY-IN-FACT

             SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                         CORNERSTONE BRANDS, INC.

                             JANUARY 31, 1998

                         BALANCE AT BEGINNING CHARGED TO COSTS            BALANCE AT END
DESCRIPTION                   OF PERIOD         AND EXPENSES   DEDUCTIONS   OF PERIOD
-----------              -------------------- ---------------- ---------- --------------
Year Ended January 31,
 1998:
Deducted from assets
 accounts:
Reserve for inventory
 obsolescence...........       $496,000          $1,739,000                 $2,235,000
Year Ended January 25,
 1997:
Deducted from assets
 accounts:
Reserve for inventory
 obsolescence...........       $257,000          $  239,000                 $  496,000
Year Ended January 25,
 1996:
Deducted from assets
 accounts:
Reserve for inventory
 obsolescence...........       $ 40,000          $  217,000                 $  257,000

                                 EXHIBIT INDEX

 EXHIBIT NO.                            DESCRIPTION
 -----------                            -----------
    1.1*     Form of Underwriting Agreement.
    2.1      Agreement and Plan of Reorganization dated as of August 25, 1998 by and among the Registrant, Smith+Noble LLC, the Members of
             Smith+Noble LLC and certain other parties named therein.
    3.1*     Certificate of Incorporation of the Registrant, as amended.
    3.2      Certificate of Amendment to Certificate of Incorporation of the
             Registrant, to be filed prior to the effectiveness of this
             Registration Statement.
    3.3      Restated Certificate of Incorporation of the Registrant, to be
             filed immediately following this offering.
    3.4      By-Laws of the Registrant.
    4.1      Specimen certificate for shares of Common Stock.
    5.1**    Opinion of Hale and Dorr LLP.
   10.1*     1995 Stock Option Plan, as amended.
   10.2      1998 Stock Incentive Plan.
   10.3      1998 Director Stock Option Plan.
   10.4*     Executive Agreement dated August 1, 1995 between The Cornerstone
             Brands Group, Inc. (the "Brands Group") and William T. End.
   10.5*     Amendment dated February 28, 1998 to Executive Agreement dated
             August 1, 1995 between the Brands Group and William T. End.
   10.6*     Noncompetition and Nondisclosure Agreement dated August 1, 1995 between the Brands Group and William T. End.
   10.7*     Executive Agreement dated August 1, 1995 between the Brands Group and Donald J. Steiner.
   10.8*     Amendment dated February 28, 1998 to Executive Agreement dated
             August 1, 1995 between the Brands Group and Donald J. Steiner.
   10.9*     Noncompetition and Nondisclosure Agreement dated August 1, 1995 between the Brands Group and Donald J. Steiner.
   10.10*    Executive Agreement dated August 1, 1995 between the Brands Group and Mark Fasold.
   10.11*    Noncompetition and Nondisclosure Agreement dated August 1, 1995 between the Brands Group and Mark Fasold.
   10.12*    Executive Agreement dated September 13, 1995 between the Brands
             Group and John A. O'Steen.
   10.13*    Noncompetition and Nondisclosure Agreement dated September 13,
             1995 between the Brands Group and John A. O'Steen.
   10.14*    Executive Agreement dated September 13, 1995 between the Brands
             Group and Paul D. Tarvin.
   10.15*    Noncompetition and Nondisclosure Agreement dated September 13,
             1995 between the Brands Group and Paul D. Tarvin.
   10.16     Amended and Restated Registration Agreement among the Registrant and certain stockholders of the Registrant named therein.
   10.17*    Common Stock Purchase Agreement dated as of June 30, 1996 among
             TravelSmith Outfitters, Inc., Charles L. Slaughter, Scott Sklar
             and the Registrant.
   10.18*    Stockholder Rights Agreement dated as of July 17, 1996 among
             TravelSmith Outfitters, Inc., Charles L. Slaughter, Scott Sklar,
             Robert James Slaughter and the Brands Group.

 EXHIBIT NO.                             DESCRIPTION
 -----------                             -----------
   10.19     Third Amended and Restated Loan Agreement dated August 24, 1998, as amended among Fleet National Bank, as agent and a Lender, certain other Lenders named therein, the Registrant and the Brands
             Group.
   10.20*    Limited Liability Company Agreement dated as of September 4, 1997 between the Brands Group and Cabin Life Studios, Inc.
   21.1      Subsidiaries of the Registrant.
   23.1      Consent of Ernst & Young LLP.
   23.2      Consent of Arthur Andersen LLP.
   23.3      Consent of BDO Seidman, LLP.
   23.4**    Consent of Hale and Dorr LLP (included in Exhibit 5.1).
   24.1*     Power of Attorney.
   27*       Financial Data Schedule.

--------

* Previously filed.

**To be filed by amendment.